Filed Pursuant to Rule 424(b)(1)

PROSPECTUS
August 14, 1997

                                     AES(R)
                              THE AES CORPORATION


OFFER TO EXCHANGE 8 3/8% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2007 FOR ANY AND ALL OUTSTANDING 8 3/8% SENIOR SUBORDINATED NOTES DUE 2007.

The Exchange Offer will expire at 5:00 p.m., New York City time, on September 17, 1997, unless extended.

The AES Corporation ("AES" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 8 3/8% Senior Subordinated Exchange Notes due 2007 (the "New Notes" of the Company for each $1,000 principal amount of the issued and outstanding 8 3/8% Senior Subordinated Notes due 2007 (the "Old Notes" and together with the New Notes, the "Notes") of the Company. As of the date of this Prospectus, there were outstanding $325,000,000 principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except that the offer of the New Notes will have been registered under the Securities Act and therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

The Old Notes were issued at 99.530% of their principal amount. The New Notes will bear interest from July 17, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from July 17, 1997 to the date of issuance of the New Notes. Interest on the New Notes is payable semi-annually on February 15 and August 15, commencing February 15, 1998, accruing from July 17, 1997 at a rate 8 3/8% per annum.

The Notes are redeemable for cash at any time on or after August 15, 2002 at the option of The AES Corporation ("AES" or the "Company"), in whole or in part, at the redemption prices set forth herein, plus accrued interest. In addition, prior to August 15, 2000, in the event that the Company consummates one or more offerings of its Qualified Capital Stock (as defined herein), the Company may at its option use all or a portion of the net cash proceeds from such offerings to redeem up to 33% of the original aggregate principal amount of the Notes at a cash redemption price equal to 108.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the redemption date; provided that at least $100 million of the original aggregate principal amount of the Notes remains outstanding thereafter. The Notes are redeemable at the option of the holder upon a Change of Control (as defined herein) at 101% of the principal amount thereof, plus accrued and unpaid interest thereon. The Notes are unsecured obligations of the Company and subordinated to all existing and future Senior Debt (as defined herein) of the Company. As of March 31, 1997, on a pro forma basis after giving effect to certain recent acquisitions described in "Summary Unaudited Pro Forma Consolidated Financial Information" and to the application of the net proceeds from the offering and sale of the Old Notes (the "Offering"), the Company had approximately $350 million in aggregate principal amount of Senior Debt and the subsidiaries of the Company had approximately $3.2 billion in aggregate amount of liabilities to which the Notes are effectively subordinated.

The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated July 17, 1997, among the Company and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commission (the "Commission" or "SEC"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended, (the "Securities Act")) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes in for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than a Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return tendered Old Notes to the Holders thereof.

Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop.

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR OLD NOTES IN AN EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           AES GENERATION PLANTS IN OPERATION AND UNDER CONSTRUCTION

                                                   YEAR OF
                                                ACQUISITION OR
                                                COMMENCEMENT
                                                OF COMMERCIAL          CAPACITY                             AES EQUITY
PLANT                            FUEL             OPERATIONS            (MW)        LOCATION               INTEREST (%)
-----                            ----          ----------------        -------      --------               -------------
IN OPERATION
 North America
   Deepwater                     Pet Coke         1986(a)                143        Texas                     100
   Beaver Valley                 Coal              1987                  125        Pennsylvania               80
   Placerita                     Gas               1989                  120        California                100
   Thames                        Coal              1990                  181        Connecticut               100
   Shady Point                   Coal              1991                  320        Oklahoma                  100
   Barbers Point                 Coal              1992                  180        Hawaii                    100
   Kingston                      Gas               1997                  110        Canada                     50
 Europe
   Kilroot (NIGEN)               Coal/Oil          1992                  520        United Kingdom             47
   Belfast West (NIGEN)          Coal              1992                  240        United Kingdom             47
   Medway                        Gas               1995                  660        United Kingdom             25
   Borsod (Tiszai)               Coal              1996                  171        Hungary                    63
   Tisza II (Tiszai)             Oil/Gas           1996                  860        Hungary                    93
   Tiszapalkonya (Tiszai)        Coal              1996                  250        Hungary                    93
   Indian Queens                 Gas               1997                  140        United Kingdom            100
 Asia and Pacific
   Cili Misty Mountain           Hydro             1994                   26        China                      51
   Yangchun Sun Spring           Oil               1995                   15        China                      25
   Wuxi Tin Hill                 Oil               1996                   63        China                      55
   Wuhu Grassy Lake              Coal              1996                  250        China                      25
   Ekibastuz                     Coal              1996                4,000(b)     Kazakstan                  70
   Hazelwood                     Coal              1997                1,600        Australia                  20
   Chengdu Lotus City            Gas               1997                   48        China                      35
 Latin America
   San Nicolas                   Multiple          1993                  650        Argentina                  69
   Rio Juramento (2 plants)      Hydro             1995                  112        Argentina                  98
   San Juan (2 plants)           Hydro/Gas         1996                   78        Argentina                  98
   Light (4 plants)              Hydro             1996                  788        Brazil                     14
   CEMIG (35 plants)             Hydro (c)         1997                5,068        Brazil                     13
   Los Mina                      Oil               1997                  235        Dominican Republic         99
                                                                   ----------
    Total in Operation                                                16,953
                                                                   ----------
UNDER CONSTRUCTION
   Lal Pir                       Oil              1997(d)                337        Pakistan                   90
   PakGen                        Oil              1997(d)                337        Pakistan                   90
   Jiaozou Aluminum Power        Coal             1997(d)                250        China                      70
   Elsta                         Gas              1997(d)                405        Netherlands                50
   Aixi Heart River              Coal             1998(d)                 50        China                      70
   Hefei Prosperity Lake         Oil              1998(d)                115        China                      70
   Barry                         Gas              1998(d)                230        United Kingdom            100
   Warrior Run                   Coal             1999(d)                180        Maryland                  100
   Yangcheng Sun City            Coal             2000(e)              2,100        China                      25
                                                                   ----------
    Total Under Construction                                           4,004
                                                                   ----------
    Total                                                             20,957
                                                                   ==========

----------
(a)  Plant operations commenced in 1986, but control was acquired in 1995.

(b) Due to poor historical maintenance over the ten years prior to the Company's purchase, the facility's capacity factor is approximately 20%.

(c) Total capacity of CEMIG includes 125 MW of thermal generation. Six hydro plants represent approximately 90% of CEMIG's total generation capacity.

(d)  Estimated date of commencement of commercial operation.

(e) Yangcheng Sun City is being constructed over a sixty month period beginning in 1997. The first of six 350 megawatt units is estimated to be completed in 2000.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE INITIAL PURCHASERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus (this "Prospectus") in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS


                                                           Page                                                                 Page

Special Note Regarding Forward Looking Statements ......      3     The Exchange Offer  ....................................     36
Prospectus Summary  ....................................      4     Business   .............................................     42
Risk Factors  ..........................................     13     Description of Notes   .................................     45
Use of Proceeds  .......................................     19     United States Federal Income Tax Consequences of the
Capitalization   .......................................     20      Exchange Offer ........................................
Summary Unaudited Pro Forma Consolidated                            Plan of Distribution   .................................     67
   Financial Information  ..............................     21     Legal Matters    .......................................     68
Calculations of Fixed Charge Ratio    ..................     24     Experts ................................................     68
Selected Consolidated Financial Data  ..................     25     Available Information  .................................     68
Discussion and Analysis of Financial Condition and                  Incorporation of Certain Documents by Reference   ......     69
   Results of Operations  ..............................     27     Index to Consolidated Financial Statements  ............    F-1


               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements under the captions "Prospectus Summary," "Discussion and Analysis of Financial Condition and Results of Operations," "Business" and under the caption "Risk Factors" in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of AES, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following factors, as well as those factors discussed in the section entitled "Risk Factors" and those discussed elsewhere in AES's filings with the Commission, including its Current Report on Form 8-K dated February 26, 1996: changes in company-wide operation and availability compared to AES's historical performance; changes in AES's historical operating cost structure, including changes in various costs and expenses; political and economic considerations in certain non-U.S. countries where AES is conducting or is seeking to conduct business; restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems; regulation and restrictions; legislation intended to promote competition in U.S. and non-U.S. electricity markets; tariffs; governmental approval processes; environmental matters; construction, operating and fuel risks; load growth, dispatch and transmission constraints; conflict of interest of contracting parties; and adherence to the AES principles; and other factors referenced in this Prospectus. See "Risk Factors."

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in connection with, the more detailed information and consolidated financial statements and the notes thereto included and incorporated by reference in this Prospectus. References herein to "AES" or the "Company" include The AES
Corporation and its subsidiaries and affiliates unless the context requires otherwise and references herein to "MW" are to megawatts.


                                  THE COMPANY

AES is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction. AES markets power principally from electricity generating facilities that it develops, acquires, owns and operates.


Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from the development and construction of new plants ("greenfield development") and also from the acquisition of existing generating plants and distribution companies, through competitively bid privatization initiatives outside of the United States or negotiated acquisitions. Since 1992, the Company's total generating capacity in megawatts has grown from 1,829 MW to 16,953 MW (an increase of 827%), with the total number of plants in operation increasing from eight to 66. Additionally, the Company's total revenues have increased at a compound annual growth rate of 20% from $401 million in 1992 to $835 million in 1996, while net income has increased at a compound annual growth rate of 22% from $56 million to $125 million and Consolidated EBITDA (as defined herein) has increased from $45 million to $189 million over the same period.


AES  operates  and  owns  (entirely  or  in  part),   through  subsidiaries  and
affiliates, power plants in ten countries with a capacity of approximately 16,953 MW (including 4,000 MW attributable to Ekibastuz which currently has a capacity factor of approximately 20%). AES is also constructing nine additional power plants in five countries with a capacity of approximately 4,004 MW. The Company's total ownership in plants in operation and under construction aggregates approximately 20,957 MW and its net equity ownership in such plants is approximately 9,831 MW. In addition, AES has numerous projects in advanced stages of development, including seven projects with design capacity of approximately 3,206 MW that have executed or been awarded power sales agreements.


The Company is also engaged (entirely or in part) in electric power distribution businesses in Latin America through its subsidiaries and affiliates. These subsidiaries and affiliates serve approximately 7 million commercial, industrial and residential customers using approximately 62,000 gigawatt hours per year.


As a result of the Company's significant growth in recent years, the Company's operations have become more diverse with regard to both geography and fuel source and it has reduced its dependence upon any single project or customer. During 1996, four of the Company's projects individually contributed more than 10% of the Company's total revenues, Shady Point which represented approximately 20%, San Nicolas which represented approximately 16%, Thames which represented approximately 16% and Barbers Point which represented approximately 15%.


                                    OUTLOOK

The global trend of electricity market restructuring has created significant new business opportunities for companies like AES. Both domestic and international electricity markets are being restructured and there is a trend away from government-owned electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries have or are in the process of "privatizing" their electricity systems by selling all or part of such systems to private investors. With 60 of its operating plants and distribution companies having been acquired or commenced commercial operations since 1992, AES has been an active participant in both the international privatization process and the development process. The Company is currently pursuing over 90 projects including acquisitions, the expansion of existing plants and new projects.

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

                                    STRATEGY

The Company's strategy in helping meet the world's need for electricity is to participate in competitive power markets as they develop either by greenfield development or by acquiring and operating existing facilities or distribution systems in these markets. The Company generally operates electric generating facilities that utilize natural gas, coal, oil, hydro power, or combinations thereof. In addition, the Company participates in the electric power distribution and retail supply businesses in certain limited instances, and will continue to review opportunities in such markets in the future.

Other elements of the Company's strategy include:

     o Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance;

     o    Constructing  or  acquiring   projects  of  a  relatively  large  size
          (generally larger than 100 MW);

     o When available, entering into power sales contracts with electric utilities or other customers with significant credit strength; and

     o Participating in electric power distribution and retail supply markets that grant concessions with long-term pricing arrangements.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities.

Where possible, AES attempts to sell electricity under long-term power sales contracts. The Company attempts, whenever possible, to structure the revenue provisions of such power sales contracts such that changes in the cost components of a facility (primarily fuel costs) correspond, as effectively as possible, to changes in the revenue components of the contract. The Company also attempts to provide fuel for its operating plants generally under long-term supply agreements, either through contractual arrangements with third parties or, in some instances, through acquisition of a dependable source of fuel.

As electricity markets become more competitive, it may be more difficult for AES (and other power generation companies) to obtain long-term power sales contracts. In markets where long-term contracts are not available, AES will pursue methods to hedge costs and revenues to provide as much assurance as possible of a project's profitability. In these situations, AES might choose to purchase a project with a partial hedge or with no hedge, with the strategy that its diverse portfolio of projects provides some hedge to the increased volatility of the project's earnings and cash flow. Additionally, AES may choose not to participate in these markets.

The Company attempts to finance each domestic and foreign plant primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that plant subsidiary or affiliate. This type of financing is generally referred to as "project financing." The lenders under these project financing structures cannot look to AES or its other projects for repayment, unless such entity explicitly agrees to undertake liability. AES has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events. In certain circumstances, the Company may incur indebtedness which is recourse to the Company or to more than one project.

                              RECENT DEVELOPMENTS

Recent Acquisitions.

In June 1997, AES together with The Southern Company and The Opportunity Fund, a Brazilian investment fund, (collectively, the "AES Consortium"), acquired 14.41% of Companhia Energ-tica de Minas Gerais ("CEMIG"), an integrated electric utility serving the State of Minas Gerais in Brazil, for a total purchase price of approximately $1.056 billion, $654 million of the financing for which was in the form of non-recourse financing provided by Banco Nacional de Desenvolvimento Economico e Social ("BNDES"). AES's portion of the purchase price was approximately $364 million after consideration of the BNDES facility. The shares of CEMIG, which represent approximately 33% of the voting interest, have been purchased from the State of Minas Gerais in a partial privatization of CEMIG. Initially, AES and The Opportunity Fund will have a 90.6% and a 9.4% economic interest in the AES Consortium, respectively. The Southern Company has an option until January 9, 1998 to purchase up to a 25% interest in the AES Consortium from AES. Pursuant to a shareholders agreement between the AES Consortium and the State of Minas Gerais, AES will have significant operating influence, including the right to appoint the chief operating officer of CEMIG, and will otherwise share control of CEMIG with the State of Minas Gerais. CEMIG owns approximately 5,000 MW of generating plants and serves approximately 4 million customers. The foregoing transaction and the financing therefor described below are referred to herein as the "CEMIG Acquisition".

In June 1997, AES acquired the international assets of Destec Energy, Inc. ("Destec"), a large independent energy producer with headquarters in Houston, Texas, at a total price to AES of approximately $436 million, which price is subject to adjustment to reflect net cash flow adjustments. NGC Corporation ("NGC"), working in conjunction with AES, was selected as the winning bidder in an auction for all of Destec at a total acquisition price of $1.27 billion. AES acquired the international assets of Destec immediately following NGC's acquisition of Destec. Destec's international assets acquired by AES include ownership interests in the following five electric generating plants (with ownership percentages in parentheses): (i) a 110 MW gas-fired combined cycle plant in Kingston, Canada (50 percent); (ii) a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50 percent); (iii) a 140 MW gas-fired simple cycle plant in Cornwall, England (100 percent); (iv) a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99 percent); and (v) a 1,600 MW coal-fired plant ("Hazelwood") in Victoria, Australia (20 percent). Each of such plants is currently in operation, except for the plant in Terneuzen which is under construction. The acquisition by AES of Destec's international assets also includes Destec's non-U.S. developmental stage power projects, including projects in Taiwan, England, Germany, the Philippines, Australia and Colombia. The foregoing transaction and the financing therefor described below are referred to herein as the "Destec Acquisition".

In May 1997, a subsidiary of AES, and its partner, Community Energy Alternatives ("CEA"), acquired an aggregate of 90% (AES acquired 60% and CEA acquired 30%) of two distribution companies of Empresa Social de Energia de Buenos Aires S.A. ("ESEBA") serving certain portions of the Province of Buenos Aires, Argentina for an aggregate purchase price of $565 million. AES's portion of the purchase price after consideration of non-recourse debt was $244 million. The remaining 10% will be owned by the employees of each of the two acquired companies. The foregoing transaction is referred to herein as the "ESEBA Acquisition".

AES funded its acquisition of Destec through cash on hand and borrowings under its $425 million revolving credit facility (the "Revolver"). The net proceeds of approximately $387 million from the Company's issuance and sale of its common stock, par value $.01 per share (the "AES Common Stock"), and $2.6875 Term Convertible Securities, Series A ("TECONS") in March 1997 was temporarily applied to repay amounts outstanding under the Revolver. AES financed its acquisitions of CEMIG and ESEBA through: (i) $450 million in non-recourse bridge financing, comprised of a $250 million bridge loan (the "CEMIG Bridge") to AES CEMIG Funding Corporation, a wholly-owned subsidiary of AES, and a $200 million bridge loan (the "ESEBA Bridge") to AESEBA Funding Corporation, a wholly-owned subsidiary of AES; (ii) a $200 million subordinated bridge loan to AES (the "AES Bridge Loan"); (iii) non-recourse project debt;
(iv) borrowings under AES's $425 million Revolver and (v) cash on hand.

AES intends to repay the ESEBA Bridge and the CEMIG Bridge through a combination of proceeds from: (i) the sale of AES's interest in Hazelwood; (ii) additional borrowings at one or more AES projects; (iii) the replacement of cash reserves with letters of credit at certain AES projects; (iv) if exercised, the proceeds from the exercise of The Southern Company's option to purchase up to a 25% interest in the AES Consortium from AES; and (v) the sale of the Notes offered hereby. None of the foregoing sources of funds (other than the sale of the Notes) is committed. Accordingly, there can be no assurances that such sources or any other sources will be available to repay the ESEBA Bridge and CEMIG Bridge. AES repaid the AES Bridge Loan with the net proceeds of the Offering. See "Use of Proceeds".

The CEMIG Bridge and ESEBA Bridge mature in May 1998 or, in the case of the ESEBA Bridge, earlier if AES sells its interest in Hazelwood. The interest rates on both the CEMIG Bridge and the ESEBA Bridge will initially be LIBOR plus 2.5% and will increase by 1.0% each month beginning January 1, 1998. These loans are secured by a pledge of shares of AES Common Stock issued to a subsidiary of AES.

The pro forma information contained in this Prospectus has been adjusted for the CEMIG Acquisition, the Destec Acquisition, the financing for the ESEBA Acquisition (without the inclusion of the results of operations of ESEBA) and the Offering and the application of the net proceeds therefrom (collectively, the "Adjustments"). The pro forma information also gives effect to the financing for the ESEBA Acquisition but does not give effect to the ESEBA Acquisition itself because separate historical financial results of the two distribution companies acquired by the Company pursuant to the ESEBA Acquisition are not separately available. See "Summary Unaudited Pro Forma Consolidated Financial Information".

Other Events.

In June 1997, AES initially funded its portion of the Yangcheng International Power Company ("Yangcheng"), a $1.6 billion joint venture formed to build, own and operate a 2,100 MW mine-mouth, coal-fired power plant in Shanxi Province in the People's Republic of China. AES, through a subsidiary, will be responsible for overseeing the management of the construction and operations of the plant. The project will be funded with $1.21 billion of debt and $393 million of equity. AES, which will own 25% of Yangcheng, has committed to provide up to $98 million of equity. Substantial risks to the successful completion of this project exist, including provincial and central governmental approvals, financing, construction, permitting, expropriation and currency inconvertibility. There can be no assurance that this project will be completed.

In May 1997, AES consummated its amalgamation (the "Chigen Amalgamation") with AES China Generating Company, Ltd. ("AES Chigen"). As a result of the Chigen Amalgamation, AES Chigen is a wholly-owned subsidiary of AES.

In February 1997, AES's subsidiary, AES Electric Ltd., raised L112.5 million of non-recourse project financing, underwritten solely by The Industrial Bank of Japan, Limited, for its 230 MW gas-fired, combined cycle facility in Barry, South Wales, United Kingdom. The Barry facility will sell electricity into the national electricity market in the United Kingdom, and is expected to be operational by the second quarter of 1998. AES began construction of the Barry facility in October 1996. Substantial risks to the successful completion of this project exist, including those relating to governmental approvals, the demand for and price of electricity in the United Kingdom national electricity market, financing, construction and permitting. There can be no assurance that this project will be completed.

In February 1997, AES's subsidiaries executed three power purchase agreements ("PPAs"), for an aggregate generating capacity of at least 457 MW, with GPU Energy, the energy services and delivery business of GPU, Inc., a public utility holding company. AES plans to build a 720 MW natural gas-fired, combined cycle facility in

Pennsylvania to sell power under the PPAs beginning in 2000 and to sell power to other potential purchasers. Between March and July 1996, subsidiaries of AES acquired the right to negotiate the PPAs from other independent power producers for a net aggregate cost of approximately $28 million. GPU Energy is required to reimburse AES for substantially all its initial net investment if the project does not receive the requisite regulatory approvals and permits. In January 1997, a joint venture company led by a subsidiary of AES was selected as the winning bidder to build, own and operate a 484 MW gas-fired, combined cycle power plant in the City of Merida, Yucatan, Mexico. These projects are subject to a number of risks including those related to financing, construction and contract compliance, and there can be no assurance that the project will be completed successfully.

In January 1997, AES acquired an additional 2.4% of the voting interest in Light Servicos de Electricidade, S.A. ("Light"), a vertically integrated electric utility in the State of Rio de Janeiro, Brazil, bringing its total equity interest in Light to 13.75%. In December 1996, a subsidiary of AES completed a $167.5 million syndicated bank financing related to its equity ownership of Light (which at the time was 11.35%). Under the terms of the financing, a wholly-owned subsidiary of AES pledged the shares of Light owned by it as collateral for the loan. The proceeds of the financing were used to repay a portion of the debt incurred in the original acquisition of Light.

Second Quarter Results.

On July 15, 1997, AES announced that net income was $42 million for the quarter ended June 30, 1997. Net income increased 50% compared to net income of $28 million for the second quarter of 1996. Revenues for the quarter ended June 30, 1997 were $261 million, up 50% compared to $174 million in the same period last year.

                              THE EXCHANGE OFFER

SECURITIES  OFFERED  ......   Up to  $325,000,000  principal  amount  of 8  3/8%
                              Senior  Subordinated  Exchange Notes due 2007. The
                              terms  of the New  Notes  and the  Old  Notes  are
                              identical  in all material  respects,  except that
                              the  offer  of  the  New  Notes   will  have  been
                              registered under the Securities Act and therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

THE  EXCHANGE  OFFER ......   The  Company  is  offering,  upon  the  terms  and
                              subject to the  conditions of the Exchange  Offer,
                              to exchange $1,000  principal  amount of New Notes
                              for each $1,000 principal amount of Old Notes. See
                              "The  Exchange  Offer"  for a  description  of the
                              procedures  for tendering Old Notes.  The Exchange
                              Offer is  intended to satisfy  obligations  of the
                              Company under the Registration  Rights  Agreement,
                              dated July 17, 1997,  between the Company and J.P.
                              Morgan  &  Co.,   Donaldson,   Lufkin  &  Jenrette
                              Securities  Corporation,  and Salomon Brothers Inc
                              (collectively, the "Initial Purchasers").

TENDERS, EXPIRATION DATE;
 WITHDRAWAL ...............   The Exchange  Offer will expire at 5:00 p.m.,  New
                              York City time,  on  September  17,  1997, or such
                              later date and time to which it is  extended.  The
                              tender of Old Notes pursuant to the Exchange Offer
                              may  be   withdrawn  at  any  time  prior  to  the
                              Expiration  Date.  Any Old Notes not  accepted for
                              exchange for any reasons will be returned  without
                              expense  to  the  tendering   Holder   thereof  as
                              promptly as practicable after the expiration or termination of the Exchange Offer.

FEDERAL INCOME TAX
 CONSEQUENCES  ............   The exchange  pursuant to the Exchange  Offer will
                              not result in any income, gain or loss to the Holders or the Company for federal income tax purposes. See "United States Federal Income Tax
                              Consequences of the Exchange Offer."

USE  OF  PROCEEDS    ......   There will be no proceeds to the Company  from the
                              issuance of the New Notes pursuant to the Exchange
                              Offer.

EXCHANGE  AGENT............   The Bank of New York is serving as Exchange  Agent
                              in connection with the Exchange Offer.

                      CONSEQUENCE OF EXCHANGING OLD NOTES
                        PURSUANT TO THE EXCHANGE OFFER

     Based upon interpretations contained in letters issued to third parties by the staff of the SEC, the Company believes that, generally, any Holder of Old Notes (other than a broker-dealer, as set forth below, and any Holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who exchange its Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, or otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the Holder's business and such Holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution". To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to the offering or selling such New Notes. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. If a Holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of New Notes could not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1986) or similar-no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange Offer-Consequences of Failure to Exchange" and "Description of Notes-Registration Rights."

                     SUMMARY DESCRIPTION OF THE NEW NOTES

     The terms of the New Notes and the Old Notes are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related provisions applicable to the Old Notes.

NOTES  OFFERED ............   Up to $325,000,000  aggregate  principal amount of
                              8  3/8% Senior  Subordinated  Exchange  Notes  due
                              2007.

INTEREST ..................   Payable  semi-annually  on  each  February  15 and
                              August 15,  commencing  on February 15, 1998.  The
                              New Notes will bear  interest  from July 17, 1997.
                              Holders of Old Notes whose Old Notes are  accepted
                              for  exchange  will be deemed to have  waived  the
                              right  to  receive   any  payment  in  respect  of
                              interest on such Old Notes accrued from July 17, 1997 to date of the issuance of the New Notes.
                              Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on February 15, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

MATURITY DATE  ............   August 15, 2007.

OPTIONAL REDEMPTION BY THE
 COMPANY ..................   The Notes may not be redeemed  prior to August 15,
                              2002. On and after that date, the Notes may be redeemed at any time, in whole or in part, on not less than 30 nor more than 60 days' notice at the prices set forth herein.

                              In addition, prior to August 15, 2000, in the event that the Company consummates one or more offerings of its Qualified Capital Stock, the Company may at its option use all or a portion of the net cash proceeds from such offerings to redeem up to 33% of the original aggregate principal amount of the Notes at a cash redemption price equal to 108.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the redemption date; provided that at least $100 million of the original aggregate principal amount of the Notes remains outstanding thereafter.

RANKING  ..................   The Notes will be general unsecured obligations of
                              the Company and will be  subordinated  in right of
                              payment to all Senior Debt of the  Company.  As of
                              March 31, 1997,  on a pro forma basis after giving
                              effect  to  the   Adjustments,   the  Company  had
                              approximately $350 million in aggregate principal amount of Senior Debt. In addition, the Company's subsidiaries had approximately $3.2 billion in aggregate amount of liabilities to which the Notes are effectively subordinated.

CHANGE OF CONTROL OFFER....   Upon a Change of Control, each Holder of the Notes
                              shall have, subject to certain conditions, the right to require that the Company repurchase such Holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase in accordance with the procedures set forth in the Indenture (as defined herein) for the Notes. If a Change of Control occurs, the subordination provisions of the Notes require
                              Senior Debt to be repaid prior to the purchase of any tendered Notes. Due to the highly leveraged nature of the Company, there can be no assurance that, upon a Change of Control, the Company will be able to fund the purchase of the Notes. See
                              "Description of Notes -- Covenants -- Repurchase of Notes Upon a Change of Control."

PRINCIPAL  COVENANTS ......   The Indenture for the Notes will  restrict,  among
                              other  things,  the ability of the Company and its
                              Restricted Subsidiaries (as defined herein) to (i)
                              incur additional indebtedness,  (ii) pay dividends
                              and make other  distributions,  (iii) make certain
                              investments,  (iv) engage in unrelated businesses,
                              (v)  create  encumbrances  to secure  Debt that is
                              pari passu with or subordinated to the Notes, (vi)
                              engage in certain  transactions  with  affiliates,
                              (vii) dispose of certain assets or (viii) merge or
                              consolidate  with or  into,  or sell or  otherwise
                              transfer   their   properties  and  assets  as  an
                              entirety to, another entity. See "Description of Notes -- Covenants."

                    SUMMARY CONSOLIDATED FINANCIAL DATA (1)

                                          -----------------------------------------------------------
                                                            YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------
                                                                    ACTUAL
                                          -----------------------------------------------------------
                                             1992        1993        1994        1995        1996
                                          ----------- ----------- ----------- ----------- -----------
In millions, except for ratios and per
 share data
Statement of Operations Data:
Revenues   .............................. $    401    $    519    $    533    $    679    $    835
Operating costs and expenses ............      246         323         297         426         557
Operating income ........................      155         196         236         253         278
Interest expense ........................       99         128         125         127         144
Income before income taxes and minority
 interest  ..............................       66          89         145         167         193
Net income ..............................       56          71         100         107         125
Net income per share   .................. $   0.80    $   0.98    $   1.32    $   1.41    $   1.62
Weighted average shares outstanding   ...     69.4        73.0        75.8        75.9        77.3
Ratio of earnings to fixed charges (3)        1.37 x      1.62 x      2.08 x      2.18 x      1.83 x
Balance Sheet Data:
Total assets  ........................... $  1,552    $  1,687    $  1,915    $  2,341    $  3,622
Revolving bank loan (current)   .........       --          --          --          50          88
Project finance debt (current)  .........       71          79          61          84         110
Revolving bank loan (long-term) .........       --          --          --          --         125
Project finance debt (long-term)   ......    1,146       1,075       1,019       1,098       1,558
Other notes payable (long-term) .........       50         125         125         125         325
Stockholders' equity   ..................      177         309         401         549         721
Debt to total capitalization and
 short-term debt ratios:
Project financing debt ..................     83.2%       72.4%       67.0%       61.6%       57.0%
Parent debt (4)  ........................      3.4         7.9         7.8         9.1        18.4
                                          ---------   ---------   ---------   ---------   ---------
Total   .................................     86.6%       80.3%       74.8%       70.7%       75.4%
                                          =========   =========   =========   =========   =========

                                                                        QUARTER
                                                                    ENDED MARCH 31,
                                                         -------------------------------------
                                                                  ACTUAL
                                          PRO FORMA(2)   ----------------------- PRO FORMA(2)
                                                1996         1996        1997      1997
                                          -------------- ----------- ----------- -------------
In millions, except for ratios and per
 share data
Statement of Operations Data:
Revenues   ..............................    $ 1,276     $    172    $    261   $    300
Operating costs and expenses ............        978          107         183        219
Operating income ........................        298           65          78         81
Interest expense ........................        246           30          44         68
Income before income taxes and minority
 interest  ..............................        161           45          58         41
Net income ..............................        123           29          40         32
Net income per share   ..................    $  1.54     $   0.38    $   0.50   $    0.39
Weighted average shares outstanding   ...       79.8         76.1        80.0        82.5
Ratio of earnings to fixed charges (3)          1.21x       2.12 x      1.52 x       1.10 x
Balance Sheet Data:
Total assets  ...........................         --     $  2,353    $  4,078   $  5,805
Revolving bank loan (current)   .........         --           31          --         98
Project finance debt (current)  .........         --           84         110        617
Revolving bank loan (long-term) .........         --           --          --        125
Project finance debt (long-term)   ......         --        1,108       1,841      2,549
Other notes payable (long-term) .........         --          125         325        575
Stockholders' equity   ..................         --          582         891        891
Debt to total capitalization and
 short-term debt ratios:
Project financing debt ..................         --         61.8%       57.1%      62.0%
Parent debt (4)  ........................         --          8.0         9.5       15.6
                                             -------     ---------   ---------
Total   .................................         --         69.8%       66.6%      77.6%
                                             =======     =========   =========

                                -------------------------------------------------------
                                                YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------
                                                        ACTUAL
                                -------------------------------------------------------
                                    1992       1993       1994       1995       1996
                                ----------- ---------- ---------- ---------- ----------
Other Data:
Net cash provided by operating
 activities  .................. $     76    $   123    $   164    $   197    $   182
Consolidated EBITDA (5)(6)  ...       45         30         68        110        189
Consolidated Fixed Charges (5)         3          7         11         12         36
Fixed Charge Ratio (5)   ......    15.0 x      4.3 x      6.2 x      9.2 x      5.2 x


                                                          FOUR QUARTERS
                                                         ENDED MARCH 31,
                                               -----------------------------------
                                                      ACTUAL
                                PRO FORMA(2)   --------------------- PRO FORMA(2)
                                     1996         1996       1997       1997
                                -------------- ---------- ---------- ------------
Other Data:
Net cash provided by operating
 activities  ..................   $   182       $   199    $   147     $     147
Consolidated EBITDA (5)(6)  ...       204           115        207           218
Consolidated Fixed Charges (5)         73            13         45            73
Fixed Charge Ratio (5)   ......       2.8 x        8.8 x       4.6 x         3.0 x

---------
(1) The information for the five years ended December 31, 1996 has been derived from AES's audited consolidated financial statements. The information for the three months ended March 31, 1996 and 1997 is derived from AES's unaudited consolidated financial statements.

(2) Pro forma information gives effect to the Adjustments. There can be no assurance that the inclusion of the historical financial information related to the ESEBA Acquisition would not have had a material adverse effect on such pro forma financial information. For further information see "Summary Unaudited Pro Forma Consolidated Financial Information."

(3) For purposes of this ratio, earnings include income before taxes and fixed charges excluding capitalized interest. Fixed charges include interest, whether capitalized or expensed, and amortization of deferred financing costs, whether capitalized or expensed.

(4) Parent debt represents obligations of the Company, as parent. It does not include non-recourse obligations of the Company's subsidiaries.

(5) The other data presented for "Consolidated EBITDA," "Consolidated Fixed Charges" and "Fixed Charge Ratio" is calculated in accordance with the respective definitions of such terms in the Indenture and set forth herein under "Description of Notes -- Certain Definitions."

(6) Consolidated EBITDA is a concept defined in the Indenture and is not a substitute for cash flows from operating activity as defined by generally accepted accounting principles.

                                 RISK FACTORS

In addition to the other matters described in this Prospectus, Holders of Old Notes should carefully consider the following risk factors before accepting the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the SEC, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. In addition, the tender of Old Notes pursuant to the Exchange Offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction in liquidity.

EXCHANGE OFFER PROCEDURES

To participate in the Exchange Offer, and avoid the restrictions on Old Notes, each Holder of Old Notes must transmit a properly completed Letter of
Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent") on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. See "The Exchange Offer."

LEVERAGE AND SUBORDINATION

The Company and its subsidiaries had approximately $2.3 billion of outstanding indebtedness at March 31, 1997. As a result of the Company's level of debt, the Company might be significantly limited in its ability to meet its debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 1997, the Company had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 67%.

The Notes will be subordinated to all existing and future Senior Debt, including, but not limited to, the amounts outstanding under the Company's current $425 million Revolver. As of March 31, 1997, on a pro forma basis after giving effect to the Adjustments, the Company had approximately $350 million in aggregate principal amount of Senior Debt.

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior Debt before the holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Notes. No payments on account of principal, premium, if any, or interest in respect of the Notes may be made if there shall have occurred and be continuing a default in any payment under any Senior Debt or during certain periods when an event of default under certain Senior Debt permits the lenders thereunder to accelerate the maturity thereof. See "Description of Notes -- Subordination."

The Notes will be effectively subordinated to the indebtedness and other obligations (including trade payables) of the Company's subsidiaries. At March 31, 1997, on a pro forma basis after giving effect to the Adjustments, the indebtedness and obligations of the Company's subsidiaries would have aggregated approximately $3.2 billion. The ability of the Company to pay principal of, premium, if any, and interest on the Notes will be dependent upon the receipt of funds from its subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of the Company's subsidiaries with interests in power generation facilities currently have in place, and the Indenture for the Notes will, under certain circumstances, permit the Company's subsidiaries to enter into, arrangements that restrict their ability to make distributions to the Company by way of dividends, fees, interest, loans or otherwise. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Notes. Any right of the Company to receive any assets of any of its subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company (and the consequent right of the holders of the Notes to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt and preferred stock issued by such subsidiary). The Company currently conducts substantially all of its operations through its subsidiaries.

DOING BUSINESS OUTSIDE THE UNITED STATES

The Company's involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of the Company's current development and acquisition activities are for projects and plants outside the United States. The Company, through subsidiaries, affiliates and joint ventures, has ownership interests in 68 power plants outside the United States in operation or under construction. Five of such power plants are located in Argentina; 39 in Brazil; five in the United Kingdom; two in Pakistan; nine in the People's Republic of China; three in Hungary; one in each of Kazakstan; Australia; the Netherlands; Canada; and the Dominican Republic.

The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structural issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which AES may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require higher investments by the Company than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

The uncertainty of the legal environment in certain countries in which the Company, its subsidiaries and its affiliates are or in the future may be developing, constructing or operating could make it more difficult for the Company to enforce its respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the Company's ability to hold a majority interest in some of the projects that it may develop or acquire. International projects owned by the Company may, in certain cases, be expropriated by applicable governments. Although AES may have legal recourse in enforcing its rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

COMPETITION

The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than the Company. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where the Company sells or intends to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on the Company.

DEVELOPMENT UNCERTAINTIES

The majority of the projects that AES develops are large and complex and the completion of any such project is subject to substantial risks. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that AES will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful. If these development efforts are not successful, the Company may abandon a project under development. At the time of abandonment, the Company would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. The future growth of the Company is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of the Company's projects could, under certain circumstances, have an adverse effect on the Company's ability to meet its obligations, including the payment of principal of, premium, if any and interest on the Notes. The Company also is faced with certain development uncertainties arising out of doing business outside of the United States. See "-- Doing Business Outside the United States."

UNCERTAINTY OF ACCESS TO CAPITAL FOR FUTURE PROJECTS

Each of AES's projects under development and those independent power supply businesses it may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. AES has substantially utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-recourse to other subsidiaries and affiliates and to AES as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under the short-term credit facilities and issuances of senior subordinated notes, convertible debentures and common stock of the Company.

The Company's ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence in the Company, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, AES may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of AES on its currently operating facilities or facilities under construction, such a decision would affect the future growth of AES.

DEPENDENCE ON UTILITY CUSTOMERS AND CERTAIN PROJECTS

The nature of most of AES's power projects is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. During 1996, five customers, including CL&P, a subsidiary of Northeast Utilities, accounted for 73% of the Company's consolidated total revenues. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on AES's primary source of revenues. AES has sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

Four of the Company's plants collectively represented approximately 39% of AES's consolidated total assets at December 31, 1996 and generated approximately 67% of AES's consolidated total revenues for the year ended December 31, 1996.

Sales to Connecticut Light & Power Company ("CL&P") represented 16% of the Company's total revenues in 1996. Moody's Investor Service Inc. ("Moody's") and Standard & Poor's Corporation ("S&P") have recently downgraded CL&P's senior secured long-term debt from Baa3/BBB- to Ba1/BB+ and have placed CL&P on negative outlook. In March 1997, as a result of regulatory action by the Public Service Commission of New Hampshire, Moody's and S&P downgraded the senior unsecured debt of Northeast Utilities, the parent of CL&P, from Ba2/BB to Ba3/BB- and have placed Northeast Utilities on watch for possible downgrade.

REGULATORY UNCERTAINTY

AES's cogeneration operations in the United States are subject to the provisions of various laws and regulations, including the Public Utility Regulatory
Policies  Act of 1978,  as  amended  ("PURPA")  and the Public  Utility  Holding
Company Act of 1935, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. AES is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. The Company believes that, upon the occurrence of an event that would threaten the QF status of one of its domestic plants, it would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event the Company were unable to avoid the loss of such status for one of its plants, to avoid public utility holding company status, AES could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from the consolidated income tax group or the consolidated financial statements of the Company, or an increase or decrease in the results of operations of the Company.

The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independents and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event of a PUHCA repeal, competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on the Company.

ELECTRIC UTILITY INDUSTRY RESTRUCTURING PROPOSALS

The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities from entering into long-term power purchase contracts. The effect of any such restructuring on the Company cannot be predicted, although any such restructuring could have a material adverse effect on the Company.

LITIGATION AND REGULATORY PROCEEDINGS

From time to time, the Company and its affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in the Company's Annual, Quarterly and Current Reports filed with the Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position.

BUSINESS SUBJECT TO STRINGENT ENVIRONMENTAL REGULATIONS

AES's activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. For example, the Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of AES's power plants. There can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. The Company has made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on the Company's financial condition or results of operations.

CONTROL BY EXISTING STOCKHOLDERS

As of March 31, 1997, AES's two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 24.4% of the outstanding AES Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over the affairs of AES, including the election of the Company's directors. As of March 31, 1997, all of AES's officers and directors and their immediate families together owned beneficially approximately 32.9% of the outstanding AES Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of AES's directors, the management and policies of AES and any action requiring stockholder approval, including significant corporate transactions.

ADHERENCE TO AES'S PRINCIPLES -- POSSIBLE IMPACT ON RESULTS OF OPERATIONS

A core part of AES's corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. The Company seeks to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if the Company perceives a conflict between these principles and profits, the Company will try to adhere to its principles -- even though doing so might result in diminished or foregone opportunities or financial benefits.

LACK OF PUBLIC MARKET

The New Notes are being offered to the Holders of the Old Notes. The Old Notes were issued on July 17, 1997 to a limited number of institutional investors. The New Notes are new securities for which there currently is no market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active trading market for the New Notes will develop. If a trading market develops for the New Notes, future trading prices of such securities will depend on many factors, including prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

RISK OF FRAUDULENT TRANSFER

Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of AES's creditors in a lawsuit to subordinate or avoid the Notes in favor of other existing or future creditors of AES. Under applicable provisions of the U.S. Bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if AES at the time of issuance of the Notes, (i) incurred such indebtedness with intent to hinder, delay or defraud any present or future creditor of AES or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) received less than reasonably equivalent value or fair consideration for issuing the Notes and AES (a) was insolvent, (b) was rendered insolvent by reason of the issuance of the Notes, (c) was engaged or about to engage in business or a transaction for which the remaining assets of AES constitute unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Notes. Among other things, a legal challenge of the Notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by AES as a result of the issuance by AES of the Notes.

The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, AES would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than all of its assets at fair valuation or if the present fair market value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Notes.

Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Notes are being incurred without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that AES after the issuance of the Notes will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

                                USE OF PROCEEDS

The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. The net proceeds from the offering of the Old Notes of approximately $314,753,750 are being used by the Company to repay amounts outstanding under the AES Bridge Loan, to redeem the Company's $75,000,000 9 3/4% Senior Subordinated Notes due 2000 and to use the remainder to repay pro rata amounts outstanding under the ESEBA Bridge and the CEMIG Bridge.

The AES Bridge Loan matures on June 26, 2003 and bears interest at the rate of one-month adjusted LIBOR plus a spread which is initially 2.00% and increases to 3.00% if the AES Bridge Loan is not repaid in full by the end of the third month following the closing of the AES Bridge Loan and will continue to increase subject to a cap. The ESEBA Bridge and the CEMIG Bridge mature in May 1998 or in the case of the ESEBA Bridge, earlier if AES sells its interest in Hazelwood. The initerest rates on both the ESEBA Bridge and the CEMIG Bridge will initially be LIBOR plus 2.5% and will increase by 1.0% each month beginning January 1, 1998. The AES Bridge Loan, the ESEBA Bridge and the CEMIG Bridge were incurred to finance a portion of the Acquisitions. See" Prospectus Summary -- Recent Developments."

                                CAPITALIZATION

The following table sets forth the consolidated capitalization of AES as of March 31, 1997, as adjusted to give effect to certain recent acquisitions described herein under "Summary Unaudited Pro Forma Consolidated Financial Information", the issuance of the Notes in the Offering and the application of the net proceeds therefrom.

                                                                 ---------------------------------------------
                                                                                MARCH 31, 1997
                                                                 ---------------------------------------------
                                                                                                  PRO FORMA
                                                                                                 FOR CERTAIN
                                                                                  PRO FORMA      ACQUISITIONS
                                                                                FOR CERTAIN         AND THE
                                                                 ACTUAL      ACQUISITIONS(1)     OFFERING(1)
                                                                 ---------   -----------------   -------------
In millions, except per share data
Current Assets:
Cash and cash equivalents ....................................       $   423        $   210        $   210
                                                                     =======        =======        =======
Short-term debt:
Revolving bank loan (current portion) ........................            --             98             98
Project financing debt (current portion) .....................           110            653            617
                                                                     -------        -------        -------
Total short-term debt ........................................       $   110        $   751        $   715
                                                                     =======        =======        =======
Long-term debt:
Revolving bank loan ..........................................       $    --        $   125        $   125
Project financing debt .......................................         1,841          2,549          2,549
AES Bridge Loan ..............................................            --            200             --
9 3/4% Senior Subordinated Notes due 2000 ....................            75             75             --
10 1/4% Senior Subordinated Notes due 2006 ...................           250            250            250
8 3/8% Senior Subordinated Notes due 2007 ....................            --             --            325
                                                                     -------        -------        -------
Total long-term debt .........................................       $ 2,166        $ 3,199        $ 3,249
                                                                     -------        -------        -------
Company-obligated mandatorily redeemable preferred securities
 of AES Trust I ..............................................       $   250        $   250        $   250
Stockholders' equity:
Common Stock, $.01 par value: 100.0 million shares authorized;
 80.2 million shares issued and outstanding (2) ..............             1              1              1
Additional paid-in capital ...................................           509            509            509
Retained earnings ............................................           436            436            436
Treasury stock ...............................................            (3)            (3)            (3)
Cumulative foreign currency translation adjustment ...........           (52)           (52)           (52)
                                                                     -------        -------        -------
Total stockholders' equity ...................................           891            891            891
                                                                     -------        -------        -------
Total capitalization .........................................       $ 3,307        $ 4,340        $ 4,390
                                                                     =======        =======        =======

----------
(1)  Pro forma information gives effect to the Adjustments.

(2) Not adjusted to reflect the issuance of approximately 2.5 million shares of AES Common Stock in connection with the Chigen Amalgamation in May 1997. In addition to the shares of AES Common Stock outstanding as of March 31, 1997, there were outstanding warrants and options to purchase 5.0 million shares of AES Common Stock and stock units to purchase 0.3 million shares of AES Common Stock. In April 1997, the Company's shareholders approved an increase in the authorized number of shares of AES Common Stock to 500.0 million.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables and related notes present financial information at and for the periods presented herein to give effect on a pro forma basis to the Company's acquisitions of Destec's international assets, the interest in CEMIG, and the sale of the Notes in the Offering and the application of the net proceeds therefrom. The following pro forma information also gives effect to the financing of the ESEBA Acquisition but does not give effect to the ESEBA Acquisition itself because separate historical financial results of the two distribution companies acquired by the Company pursuant to the ESEBA Acquisition are not separately available. There can be no assurance that inclusion of such historical financial information would not have had a material adverse effect on the following pro forma financial information. The Company believes that the historical operating results of ESEBA are not indicative of the future operating results of the two distribution companies acquired in the ESEBA Acquisition because, among other things (i) these distribution companies will be operated as separate entities rather than as part of a unified company and (ii) in connection with the ESEBA Acquisition AES negotiated new labor and concessionary arrangements. The unaudited pro forma adjustments are based upon available information and certain assumptions and estimates which the Company believes are reasonable under the circumstances. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained had the acquisitions and the Offering occurred at the beginning of the periods presented, nor are they intended to be a projection of future results. The unaudited pro forma financial information should be read in conjunction with the notes herein.

The following unaudited pro forma consolidated statements of operations information combine the results of AES's investment in CEMIG and Destec and the ESEBA financing for the year ended December 31, 1996 and the quarter ended March 31, 1997 as if the Acquisitions and the Offering had occurred on January 1, 1996.


                                      ----------------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31, 1996(1)(2)
                                      ----------------------------------------------------------------------------------------------
                                                                                                                           PRO FORMA
                                                                                                                         FOR CERTAIN
                                                                                                                       ACQUISITIONS,
                                                                 ADJUSTMENTS                  PRO FORMA   ADJUSTMENTS  FINANCING AND
                                                 ADJUSTMENTS   FOR THE ESEBA  ADJUSTMENTS   FOR CERTAIN       FOR THE      THE ESEBA
                                       ACTUAL      FOR CEMIG       FINANCING   FOR DESTEC  ACQUISITIONS      OFFERING   THE OFFERING
                                      --------- ------------- -------------- ------------ -------------- ------------- -------------
In millions, except per share data
Statements of Operations Data:
Total revenues ...................... $  835      $   --         $    --      $   441(4)     $1,276       $    --         $1,276
Total operating cost and expenses   .    557          --              --          421(4)        978            --            978
                                      -------     -------        -------      --------       ------       --------        ------
Operating income  ...................    278          --                           20           298            --            298
Other income and (expense):
Interest expense  ...................   (144)        (56)            (35)         (10)         (245)           (1)          (246)
Interest income   ...................     24          --              --           --            24            --             24
Equity in earnings of affiliates ....     35          50              --           --            85            --             85
                                      -------     -------        -------      --------       ------       --------        ------
Income (loss) before income taxes and
 minority interest   ................    193          (6)            (35)          10           162            (1)           161
Income tax (benefit) ................     60         (22)            (14)           1            25            --             25
Minority interest ...................      8           5              --           --            13            --             13
                                      -------     -------        -------      --------       ------       --------        ------
Net income (loss) ................... $  125      $   11         $   (21)     $     9        $  124       $    (1)        $  123
                                      =======     =======        =======      ========       ======       ========        ======
Net income (loss) per share(3)   .... $ 1.62      $ 0.14         $ (0.27)     $  0.11        $ 1.55       $ (0.01)        $ 1.54
                                      =======     =======        =======      ========       ======       ========        ======
Ratio of earnings to fixed charges  .   1.83x                                                                               1.21x
                                      =======                                                                              ======


                                         -------------------------------------------------------------------------------------------
                                                                        QUARTER ENDED MARCH 31, 1997(1)(2)
                                         -------------------------------------------------------------------------------------------
                                                                                                                           PRO FORMA
                                                                                                                         FOR CERTAIN
                                                                                                                       ACQUISITIONS,
                                                                 ADJUSTMENTS                                               THE ESEBA
                                                                    FOR THE                   PRO FORMA   ADJUSTMENTS      FINANCING
                                                  ADJUSTMENTS         ESEBA  ADJUSTMENTS    FOR CERTAIN       FOR THE       AND THE
                                          ACTUAL    FOR CEMIG     FINANCING  FOR DESTEC   ACQUISITIONS      OFFERING        OFFERING
                                         ------- ------------- ------------ ------------ -------------- ------------- -------------
In millions, except per share data
Statements of Operations Data:
Total revenues   ....................... $  261   $     --      $     --      $  39           $ 300          $ --         $   300
Total operating cost and expenses  .....    183         --            --         36             219            --             219
                                         -------  ---------     ---------     ------          -----          -----        -------
Operating income .......................     78         --            --          3              81            --              81
Other income and (expense):
Interest expense .......................    (44)       (13)           (8)        (3)            (68)           --             (68)
Interest income  .......................      8         --            --         --               8            --               8
Equity (loss) in earnings of affiliates      16          3            --          1              20            --              20
                                         -------  ---------     ---------     ------          -----          -----        -------
Income (loss) before income taxes and
 minority interest  ....................     58        (10)           (8)         1              41            --              41
Income taxes (benefit) .................     16         (5)           (3)        (1)              7            --               7
Minority interest   ....................      2         --            --         --               2            --               2
                                         -------  ---------     ---------     ------          -----          -----        -------
Net income (loss)   .................... $   40   $     (5)     $     (5)     $   2           $  32          $ --         $    32
                                         =======  =========     =========     ======          =====          =====        =======
Net income (loss) per share(3)  ........ $ 0.50   $  (0.06)     $  (0.06)     $0.02           $0.39          $ --         $  0.39
                                         =======  =========     =========     ======          =====          =====        =======
Ratio of earnings to fixed charges .....   1.52x                                                                             1.10x
                                         =======                                                                             =======

The following unaudited pro forma consolidated balance sheet information represents AES's financial position at March 31, 1997 as if the recent acquisitions described above and the Offering had occurred on that date.

                                         -------------------------------------------------------------------------------------------
                                                                         AS OF MARCH 31, 1997(1)(2)
                                         -------------------------------------------------------------------------------------------
                                                                                                                           PRO FORMA
                                                                                                                         FOR CERTAIN
                                                                                                                       ACQUISITIONS,
                                                                 ADJUSTMENTS                                               THE ESEBA
                                                                    FOR THE                   PRO FORMA   ADJUSTMENTS      FINANCING
                                                  ADJUSTMENTS         ESEBA  ADJUSTMENTS    FOR CERTAIN       FOR THE       AND THE
                                          ACTUAL    FOR CEMIG     FINANCING  FOR DESTEC   ACQUISITIONS      OFFERING        OFFERING
                                         ------- ------------- ------------ ------------ -------------- ------------- -------------
In millions
Balance Sheet Data:
Current assets   ..................   $  730    $   --         $ --           $ (103)        $  627        $  --          $  627
Non-current assets  ...............    3,348     1,038          390              388          5,164           14           5,178
                                     -------    -------        -----          ------         -------       -----          -------
Total assets  .....................   $4,078    $1,038         $390           $  285         $5,791        $  14          $5,805
                                     =======    =======        =====          ======         =======       =====          =======
Current liabilities ...............   $  276    $  343         $242           $   56         $  917        $ (36)         $  881
Long-term liabilities  ............    2,450       656          148              229          3,483           50           3,533
Minority interest   ...............      211        39           --               --            250           --             250
Company-obligated mandatorily
 redeemable preferred securities
 of AES Trust I  ..................      250        --           --               --            250           --             250
Shareholders' equity   ............      891        --           --               --            891           --             891
                                     -------    -------        -----          ------         -------       -----          -------
Total liabilities and shareholders'
 equity ...........................   $4,078    $1,038         $390           $  285         $5,791        $  14          $5,805
                                     =======    =======        =====          ======         =======       =====          =======

(1) Basis of presentation:

     The Company's acquisition of the Destec international assets is being accounted for as a purchase. The purchase price allocation has been prepared on a preliminary basis pending completion of engineering, environmental, legal and valuation analyses, all of which are ongoing. The excess of the purchase price over the net assets acquired will be amortized over 40 years. The Company intends to sell its interest in the Hazelwood project and as a result, the financing costs and equity in earnings related to such interest are treated as adjustments to the Destec purchase price allocation.

     The Company's purchase of an economic interest of approximately 13% in CEMIG, which also represents an approximate voting interest of 30%, has been recorded as an investment in subsidiaries, and will be accounted for using the equity method. The purchase price allocation has been prepared, on a preliminary basis pending completion of engineering, environmental, legal and valuation analyses, all of which are ongoing. The excess of the purchase price over the net assets acquired will be amortized over 40 years.

     The following pro forma information also gives effect to the financing for the ESEBA Acquisition but does not give effect to the ESEBA Acquisition itself because separate historical financial results of the two distribution companies acquired by the Company pursuant to the ESEBA Acquisition are not separately available.

     The summary unaudited pro forma financial information has been prepared based on the Company's estimate of CEMIG's and Destec's financial position and results of operations in conformity with U.S. GAAP.

     Equity in earnings of CEMIG has been translated at the average exchange rate during the year of R$1.04 to U.S.$1.00. The statement of operations for the quarter ended March 31, 1997 has been translated at the average exchange rate during the quarter of R$1.07 to U.S.$1.00.

     Income taxes have been recorded based on the historical rates in effect, adjusted as necessary, to reflect any incremental U.S. federal income taxes.

(2) Financing -- For purposes of the unaudited pro forma financial information presented herein, the acquisitions are assumed to be funded, and the adjustments for the Offering are calculated, as follows:

     (a) The acquisition of the Destec international assets is assumed to be funded through the use of the proceeds from the $250 million TECONS offering, the net proceeds of the $150 million offering of AES Common Stock, and funds available under the Company's Revolver.

     (b) The ESEBA financing is assumed to be funded through the use of the ESEBA Bridge of $200 million, project financing debt of $148 million at an interest rate of 7.4% related to the ESEBA Acquisition, and the drawdown of funds available under the Company's Revolver.

     (c) The acquisition of the Company's interest in CEMIG has been funded assuming the use of the CEMIG Bridge of $250 million at an interest rate of 8.25%, the AES Bridge Loan of $200 million at an interest rate of 7.75%, and project financing of $126 million at an interest rate of 9.75%, provided by BNDES, the State Development Bank of Brazil. The remaining portion of the purchase price amounting to approximately $527 million is deferred, by contract, for a period of one year. Such obligation bears no interest and has been guaranteed by BNDES for a fee of 1% per year which is included in interest expense. No additional subsequent financing costs are assumed in these pro formas.

     (d) The adjustments for the Offering assume that the proceeds from the Offering, at an interest rate of 8.375%, will be used to refinance the $200 million AES Bridge Loan, the $75 million 9 3/4% Senior Subordinated Notes and to repay pro rata a portion of the ESEBA Bridge and the CEMIG Bridge. The incremental effect of this refinancing is not significant to the pro forma consolidated financial statements.

(3) Earnings per share for the Destec pro forma adjustment columns and those columns that include Destec adjustments are calculated including 2.55 million shares of AES Common Stock issued to finance that acquisition as though they were issued January 1, 1996, but are not adjusted to reflect the issuance of approximately 2.50 million shares of AES Common Stock in connection with the Chigen Amalgamation in May 1997.

(4) Includes $384 million and $370 million of revenues and costs, respectively, in the fiscal year ended 1996 and $9 million and $8 million, respectively, for the quarter ended March 31, 1997, related to services performed under construction contracts for the Elsta, Kingston, and Hazelwood projects. These projects will be substantially complete in the near future and, as a result, such revenue and costs will not continue after contract completion. The Company's share of profits (based on its ownership interest in each respective project) resulting from services performed under these contracts is deferred and amortized over the life of the respective project.

                      CALCULATIONS OF FIXED CHARGE RATIO

Defined terms used in the following table have the respective definitions for such terms in the Indenture and set forth herein under "Description of Notes -- Certain Definitions."

                                            ---------------------------------------------------------------------------------
                                                                                                           FOUR QUARTERS
                                                            YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                            --------------------------------------------------------   ---------------------
                                              1992         1993      1994       1995         1996       1996         1997
                                            ---------   ----------   -------   --------   ----------   --------   ----------
                                                                  (unaudited)
In millions, except ratios
Actual:
Net Income ..............................    $   56      $  71       $100       $ 107      $ 125        $ 111      $ 136
Adjustments to reflect distributions from
 affiliates and Subsidiaries ............       (26)       (49)       (34)         16          3           10         (7)
Adjusted Consolidated Net Income   ......        30         22         66         123        128          121        129
Income taxes  ...........................        10          2          3           6         32            7         42
Consolidated Fixed Charges   ............         3          7         11          12         36           13         45
Depreciation, amortization and other non
 cash adjustments   .....................         2         (1)       (12)        (31)        (7)         (26)        (9)
                                             ------      ------      -----      -----      ------       -----      ------
Consolidated EBITDA(1) ..................    $   45      $  30       $ 68       $ 110      $ 189        $ 115      $ 207
                                             ======      ======      =====      =====      ======       =====      ======
Consolidated Fixed Charges   ............    $    3      $   7       $ 11       $  12      $  36        $  13      $  45
                                             ======      ======      =====      =====      ======       =====      ======
Fixed Charge Ratio  .....................      15.0x       4.3x       6.2x        9.2x       5.2x         8.8x       4.6x
Pro Forma:
Net Income    ...........................                                                  $ 101                   $ 111
Adjustments to reflect distributions from
 affiliates and Subsidiaries ............                                                      5                       1
                                                                                           ------                  ------
Adjusted Consolidated Net Income   ......                                                    106                     112
Income taxes  ...........................                                                     32                      42
Consolidated Fixed Charges   ............                                                     73                      73
Depreciation and amortization and other
 non cash adjustments  ..................                                                     (7)                     (9)
                                                                                           ------                  ------
Consolidated EBITDA .....................                                                  $ 204                   $ 218
                                                                                           ======                  ======
Consolidated Fixed Charges   ............                                                  $  73                   $  73
                                                                                           ======                  ======
Fixed Charge Ratio  .....................                                                    2.8x                    3.0x

----------
(1) Consolidated EBITDA is not a substitute for cash flows from operating activity as defined by generally accepted accounting principles.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with the Company's consolidated financial statements and related notes included herein. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and the independent auditors' report thereon, are included herein. The selected financial data presented below as of March 31, 1996 and 1997 and for the three months ended March 31, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year. The Company believes that the unaudited information for the three months ended March 31, 1996 and 1997 contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results for such periods.


                                                 ---------------------------------------------------------------------
                                                                                                   QUARTER ENDED MARCH
                                                              YEAR ENDED DECEMBER 31,                      31,
                                                 ------------------------------------------------- -------------------
                                                     1992      1993      1994      1995      1996      1996      1997
                                                 --------- --------- --------- --------- --------- --------- ---------
In millions, except ratio and per share data
STATEMENT OF OPERATIONS DATA:
Revenues:
 Sales   .......................................  $  394    $  508    $  514    $  672    $  824    $  170   $  258
 Services   ....................................       7        11        19         7        11         2        3
                                                  ------    ------    ------    ------    ------    ------   -------
  Total revenues  ..............................     401       519       533       679       835       172      261
                                                  ------    ------    ------    ------    ------    ------   -------
Operating cost and expenses:
 Cost of sales .................................     222       257       252       388       495        97      165
 Cost of services ..............................       6         9        13         6         7         1        2
 Selling, general and administrative expenses.        18        35        32        32        35         9        9
 Provision to reduce carrying value of assets.        --        22        --        --        20        --        7
                                                  ------    ------    ------    ------    ------    ------   -------
  Total operating costs and expenses   .........     246       323       297       426       557       107      183
                                                  ------    ------    ------    ------    ------    ------   -------
Operating income  ..............................     155       196       236       253       278        65       78
Other income and (expense):
 Interest expense ..............................     (99)     (128)     (125)     (127)     (144)      (30)     (44)
 Interest income  ..............................       8        11        22        27        24         5        8
 Equity in earnings of affiliates (net of income
  taxes) .......................................       2        10        12        14        35         5       16
                                                  ------    ------    ------    ------    ------    ------   -------
 Income before income taxes, minority
  interest and extraordinary item   ............      66        89       145       167       193        45       58
 Income taxes  .................................       9        18        44        57        60        15       16
 Minority interest   ...........................       1        --         3         3         8         1        2
                                                  ------    ------    ------    ------    ------    ------   -------
 Net income before extraordinary item  .........      56        71        98       107       125        29       40
 Extraordinary item  ...........................      --        --         2        --        --        --       --
                                                  ------    ------    ------    ------    ------    ------   -------
 Net income ....................................  $   56    $   71    $  100    $  107    $  125    $   29   $   40
                                                  ======    ======    ======    ======    ======    ======   =======
 Net income per share   ........................  $ 0.80    $ 0.98    $ 1.32    $ 1.41    $ 1.62    $ 0.38   $ 0.50
                                                  ======    ======    ======    ======    ======    ======   =======
 Weighted average number of common and
  common equivalent shares .....................    69.4      73.0      75.8      75.9      77.3      76.1     80.0
 Ratio of earnings to fixed charges(1) .........    1.37x     1.62x     2.08x     2.18x     1.83x     2.12x    1.52x

                                                  ----------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,                  QUARTER ENDED MARCH 31,
                                                  ---------------------------------------------------------  -----------------------
                                                        1992        1993        1994        1995      1996       1996        1997
                                                  ----------- ----------- ----------- ----------- ---------  ----------- -----------
In millions, except ratios
BALANCE SHEET DATA:
Total assets ....................................  $ 1,552     $ 1,687     $ 1,915     $ 2,341     $ 3,622    $ 2,353     $ 4,078
Revolving bank loan (current)  ..................       --          --          --          50          88         31          --
Project financing debt (current)  ...............       71          79          61          84         110         84         110
Revolving bank loan (long term)   ...............       --          --          --          --         125         --          --
Project financing debt (long term)   ............    1,146       1,075       1,019       1,098       1,558      1,108       1,841
Other notes payable (long term)   ...............       50         125         125         125         325        125         325
Stockholders' equity  ...........................      177         309         401         549         721        582         891
Debt to total capitalization plus short term debt
 ratio:
 Project financing debt  ........................     83.2%       72.4%       67.0%       61.6%       57.0%     61.8%       57.1%
 Parent debt(2) .................................      3.4         7.9         7.8         9.1        18.4       8.0         9.5
                                                   -------     -------     -------     -------     -------    -------     -------
  Total   .......................................     86.6%       80.3%       74.8%       70.7%       75.4%     69.8%       66.6%
                                                   =======     =======     =======     =======     =======    =======     =======


                                                  -----------------------------------------------------------------------
                                                                                                     FOUR QUARTERS ENDED
                                                               YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                  -------------------------------------------------- -------------------
                                                       1992      1993      1994      1995      1996      1996      1997
                                                  ---------- --------- --------- --------- --------- --------- ---------
In millions, except ratios
Other Data:
Net cash provided by operating activities  ......  $    76    $  123    $  164    $  197    $  182    $  199    $  147
Consolidated EBITDA(3)(4)   .....................       45        30        68       110       189       115       207
Consolidated Fixed Charges(3)  ..................        3         7        11        12        36        13        45
Fixed Charge Ratio(3) ...........................     15.0x      4.3x      6.2x      9.2x      5.2x      8.8x      4.6x

----------

(1) For purposes of this ratio, earnings include income before taxes and fixed charges excluding capitalized interest. Fixed charges include interest, whether capitalized or expensed, and amortization of deferred financing costs, whether capitalized or expensed.

(2) Parent debt represents obligations of the Company, as parent. It does not include non-recourse obligations of the Company's subsidiaries.

(3) The other data presented for "Consolidated EBITDA," "Consolidated Fixed Charges" and "Fixed Charge Ratio" is calculated in accordance with the respective definitions of such terms in the Indenture and set forth herein under "Description of Notes -- Certain Definitions."

(4) Consolidated EBITDA is a concept defined in the Indenture and is not a substitute for cash flows from operating activity as defined by generally accepted accounting principles.

              DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

INTRODUCTION

The AES Corporation and its subsidiaries and affiliates are primarily in the business of selling electricity to customers in the U.S., England, Northern Ireland, Argentina, China, Brazil, Hungary and Kazakstan. Electricity sales accounted for 97% of total revenues during 1996 and 1995. Other sales arise from the sale of steam and other commodities related to the Company's cogeneration operations. Service revenues represent fees earned in connection with energy consulting, wholesale power services and services provided to affiliates.

The electricity sold is generated by power plants owned or leased by the Company's subsidiaries and affiliates. AES operates and owns (entirely or in part) a diverse portfolio of electric power plants with a total capacity of approximately 20,957 MW. Of that total, approximately 16,953 MW are in operation and approximately 4,000 MW are in construction. Because of the significant magnitude and complexity of building electric generating plants, construction periods often range from two to four years, depending on the technology and location. AES currently expects that projects now under construction will reach commercial operation and begin to sell electricity at various dates through 1999. The completion of each plant in a timely manner is generally supported by a guarantee from each plant's construction contractor; however, it remains possible, due to changes in the economic, political, technological, regulatory or logistical circumstances surrounding individual plants and their locations, that commercial operations may be delayed. In addition, AES has recently entered into agreements to acquire interests in certain new power plants. See "Offering Memorandum Summary -- Recent Developments."

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

Certain subsidiaries and affiliates (domestic and non-U.S.) have signed long-term contracts for the sale of electricity and are in various stages of developing the related greenfield projects. Because these potential projects have yet to begin construction or procure committed long-term financing ("financial closing"), there exist substantial risks to their successful completion, including, but not limited to, those relating to failures of siting, financing, construction, permitting, governmental approvals or termination of the power sales contract as a result of a failure to meet milestones. As of December 31, 1996, capitalized costs for projects under development were approximately $53 million. The Company believes that these costs are recoverable; however, no assurance can be given that changes in circumstances related to individual development projects will not occur or that any of these projects will be completed and reach commercial operation.

AES has been successful in acquiring a portion of its portfolio by participating in competitive bidding under government sponsored privatization initiatives and has been particularly interested in acquiring existing assets in electricity markets that are promoting competition. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than greenfield development, and require payment in full on transfer.
AES believes that its experience in competitive markets and its integrated divisional structure, with geographically dispersed locations, enable it to react quickly and creatively in such situations.

Because of this relatively quick process or other considerations, it may not always be possible to arrange "project financing" (the Company's historically preferred financing method, which is discussed further under "-- Cash Flows, Financial Resources and Liquidity") for specific potential acquisitions. As a result, during 1996, the Company enhanced its financial capabilities to respond to these more accelerated opportunities by expanding the Revolver to $425 million. AES also filed a $750 million "universal shelf" registration statement that provides for the issuance of various additional debt and preferred or common equity securities either individually or in combination, $350 million of which remains available. AES also may consider an exchange of project ownership interests to fund future acquisition opportunities.

RESULTS OF OPERATIONS

First Quarter 1997 and First Quarter 1996.

Revenues increased 52% or approximately $89 million, to $261 million from the first quarter of 1996 to the first quarter of 1997. The increase in revenues was primarily due to the acquisition of AES Tiszai; and AES Ekibastuz in August 1996 and higher revenues at AES Placerita and AES Deepwater due to higher natural gas prices, offset slightly by decreased revenues at AES Barbers Point due to a planned outage. Cost of sales and services increased 70% or approximately $69 million, to $167 million from the first quarter of 1996 to the first quarter of 1997. The increase in cost of sales and services was also primarily due to the acquisition of AES Tiszai; and AES Ekibastuz in August 1996 and higher natural gas prices at AES Placerita, offset in part by lower costs at AES San Nicolas due to cost reduction efforts at the plant. Gross margin, which represents total revenues reduced by cost of sales and services (prior to consideration of the provision to reduce contract receivable), increased 27%, or approximately $20 million, to $94 million during the same period. The increase in gross margin was primarily due to the acquisition of controlling interests in AES Tiszai and AES Ekibastuz, improved financial performance at AES Deepwater due to higher natural gas prices and AES San Nicolas due to cost reduction efforts at the plant, offset in part by decreased production at Barbers Point due to a planned outage in 1997. Gross margin as a percentage of total revenues decreased to 36% for the first quarter of 1997 from 43% for the same period of 1996 primarily due to lower gross margin percentages at AES Tiszai and AES Ekibastuz, offset in part by improved gross margin percentages at AES Deepwater and AES San Nicolas.

Selling, general and administrative expenses were approximately $9 million for both the first quarter of 1996 and 1997, and as a percentage of total revenue, were 5% of revenues of 1996 and 3% of revenues in 1997. The Company's selling, general and administrative costs do not necessarily vary with changes in revenues.

Operating income increased 20%, or approximately $13 million, to $78 million from the first quarter of 1996 to the first quarter of 1997. This increase was the result of the factors discussed above.

Interest expense increased 47%, or approximately $14 million, to $44 million from the first quarter of 1996 to the first quarter of 1997. The increase in interest expense during the quarter reflects additional interest associated with increased borrowings under the Company's Revolver, the $250 million 10 1/4% Senior Subordinated Notes due 2006 (the "10 1/4% Notes"), and project financing debt associated with the Company's equity investment in Light and additional project financing debt associated with the acquisition of AES Tiszai, offset in part by declining balances related to other project financing debt.

Interest income increased 60%, or approximately $3 million from the first quarter of 1996 to the first quarter of 1997. The increase was primarily due to the investment of proceeds from the 10 1/8% Notes due 2006, issued by AES Chigen in December 1996.

Equity in earnings of affiliates (after income taxes) increased 220%, or approximately $11 million to approximately $16 million from the first quarter of 1996 to the same period of 1997. The increase was almost entirely due to the Company's equity in earnings from its initial acquisition of 11.35% of Light in June 1996 and the additional 2.4% in January 1997.

Income taxes increased 7% or approximately $1 million, to $16 million from the first quarter of 1996 to the first quarter of 1997. The increase resulted primarily from an increase in the Company's estimated effective income tax rate from approximately 39% in 1996 to 40% in 1997 and higher income before taxes.

Year Ended December 31, 1996, 1995 and 1994

Revenues

Total revenues increased $156 million (23%) to $835 million from 1995 to 1996 after increasing $146 million (27%) to $679 million from 1994 to 1995. The increase in 1996 primarily reflects the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 primarily reflects the additional revenues arising from the acquisition of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater (resulting from the acquisition of its outstanding debt), and improved capacity factors at AES Thames and AES Barbers Point. These increases were offset, in part, by decreased energy revenues at AES Placerita.

The nature of most of the Company's operations is such that each power plant generally relies on one power sales contract with a single electric utility customer or a regional or national transmission and distribution customer for the majority, if not all, of its revenues. During 1996, the Company's five largest customers accounted for 73% of total revenues. The prolonged failure of any one customer to fulfill its contractual payment obligations in the future could have a substantial negative impact on AES's results of operations. Where possible, the Company has sought to reduce this risk, in part, by entering into power sales contracts with customers that have their debt or preferred stock rated "investment grade" by nationally recognized rating agencies and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

However, AES does not limit its business solely to the most developed countries or economies, or only to those countries with investment grade sovereign credit ratings. In certain locations, particularly developing countries or countries that are in a transition from centrally planned to market oriented economies, the electricity purchasers may experience difficulty in meeting contractual payment obligations.

In August 1996, AES, together with its partner, acquired a 4,000 megawatt mine-mouth, coal-fired power supply business in Kazakstan. The facility sells electricity to the government-owned distribution company under a 35 year power sales contract. Due to economic difficulties over the ten years prior to the Company's purchase, the facility has experienced a reduction in performance and has operated at a capacity factor of approximately 20%. AES has agreed to increase the availability to 63% over a five year period (contingent on the purchaser's performance of its obligations under the power sales contract). Through December 31, 1996, approximately $35 million (excluding VAT) was billed under the power sales contract for electricity, of which the purchaser paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable as of December 31, 1996 to $10 million. As of December 31, 1996, the net assets of this project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract or the recoverability of the Company's investment or additional amounts the Company may invest in the project. Other substantial risks associated with this plant exist, including those relating to operations and maintenance, construction, refurbishment, political risk, repatriation of earnings and currency convertibility.

A portion of the electricity sales from certain plants is not subject to a contract and is available for sale, when economically advantageous, in the relevant spot electricity market. The prices paid for electricity in the spot markets may be volatile and are dependent on the behavior of the relevant economies, including the demand for and retail price of electricity and the competitive price and availability of power from other suppliers.

Costs of Sales and Services

Total costs of sales and services increased $108 million (27%) to $502 million in 1996 after increasing $129 million (49%) to $394 million from 1994 to 1995. The increase in 1996 was caused primarily by the costs of electricity sales associated with the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 was caused primarily by the additional operating costs arising from the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and increased fuel costs arising from a higher capacity factor at AES Barbers Point, offset in part by decreased fuel and operating costs at AES Placerita.

Gross Margin

Gross margin (revenues less costs of sales and services) increased (prior to consideration of the $20 million provision to reduce contract receivable) $48 million (17%) to $333 million from 1995 to 1996 after increasing $17 million (6%) to $285 million from 1994 to 1995. The improvement in 1996 primarily reflects the additional gross margins contributed by the operations of AES Tiszai and AES Ekibastuz, improved operations of AES San Nicolas and AES Thames and higher electricity prices under the AES Deepwater sales contract due to higher natural gas prices. The improvement in 1995 reflects the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and improved operations at AES Placerita and AES Thames, offset in part by lower service revenues from affiliates. Gross margin as a percentage of total revenues (net of the provision to reduce contract receivable) decreased from 42% in 1995 to 37% in 1996, primarily due to lower gross margin percentages at AES Tiszai and AES Ekibastuz, offset in part by an improved gross margin percentage at AES Deepwater. Gross margin as a percentage of total revenues decreased from 50% in 1994 to 42% in 1995, primarily due to a lower gross margin percentage at AES San Nicolas.

Because the Company's operations are located in different geographical areas, seasonal variations have not historically had a significant effect on quarterly financial results. However, unusual weather conditions and the specific needs of each plant to perform routine or unanticipated facility maintenance, which would require an outage, could have an effect on quarterly financial results. In addition, some power sales contracts permit the utility customer to significantly dispatch the related plant (i.e., direct the plant to deliver a reduced amount of electrical output) within certain specified parameters. Such dispatching, however, does not have a material impact on the results of operations of the related subsidiary because, even when dispatched, the plant's capacity payments generally are not reduced.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased less than $3 million (9%) to $35 million from 1995 to 1996 after increasing less than $1 million (3%) to $32 million from 1994 to 1995. The 1996 increase is attributable to increases in administrative costs and expenses associated with the development of new business opportunities. The 1995 increase is attributable to an increase in administrative costs. As a percentage of total revenues, selling, general and administrative expenses decreased to 4% in 1996, down from 5% in 1995 and 6% in 1994. The Company's general and administrative costs do not necessarily vary with changes in revenues.

Operating Income

Operating income improved $25 million (10%) to $278 million from 1995 to 1996 after increasing $17 million (7%) to $253 million from 1994 to 1995. The increases result from the factors discussed in the preceding paragraphs, offset in part for 1996 by the provision of $20 million to reduce the contract receivable at AES Ekibastuz.

Other Income and Expense

Other income and expense, on a net basis, decreased $1 million (1%) to $85 million from 1995 to 1996 after decreasing $5 million (5%) to $86 million from 1994 to 1995. Interest expense increased 13% in 1996 and increased 2% in 1995. The increase in 1996 reflects additional interest associated with increased borrowings under the Revolver, the issuance in June 1996 of $250 million of the 10 1/4% Notes and project financing debt associated with the acquisition of the Company's equity investment in Light and additional project financing debt associated with the acquisition of AES Tiszai, offset, in part, by declining balances related to other project financing debt. The increase in 1995 reflects the additional interest expense associated with the acquisition of a controlling interest in AES San Nicolas offset almost entirely by declining balances of other project financing debt. AES capitalizes interest incurred during the development and construction of its facilities. Interest capitalized totaled approximately $27 million in 1996, $8 million in 1995 and $2 million in 1994.

Interest income decreased 11% in 1996 and increased 23% in 1995. The 1996 decrease results primarily from lower invested funds at AES Chigen, offset in part by interest income earned on notes receivable at AES Tiszai. The 1995 increase reflects higher cash and debt service reserve account balances at operating plants, higher interest rates and a full year of interest on AES Chigen's invested cash balances, offset in part by investments in new projects at AES Chigen and a decrease in the balance of corporate unrestricted cash and cash equivalents.

Equity in earnings of affiliates (after income taxes) increased 150% in 1996 and 17% in 1995. The increase in 1996 results almost entirely from the Company's acquisition of an 11.35% interest in Light in June 1996, offset slightly by a decrease in equity in earnings from NIGEN due to a planned outage. The increase in 1995 results most significantly from the start of operations at Medway in late 1995.

Income Taxes

The Company's effective tax rate increased to 40% in 1996 and to 38% in 1995 from 34% in 1994. The increase in 1996 is due primarily to foreign withholding and income taxes. The increase in 1995 is due to the elimination of the U.S. federal valuation allowance resulting from the purchase in 1995 of the previously outstanding debt of AES Deepwater.

Extraordinary Items

During 1994, the Company purchased and retired the subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes. Also, in 1994, the Company's affiliate, NIGEN, refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million, of which the Company's share was $2 million, net of taxes.

OUTLOOK

All over the world, electricity markets are being restructured and there is a trend away from government-owned and government-regulated electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries (for example, the UK, Brazil and some of those of the former Soviet Union, among others) have or are in the process of "privatizing" their electricity systems by selling all or part of such to private investors. This global trend of electricity market restructuring has created significant new business opportunities for companies like AES.

Although recent activity in the U.S. electricity market has provided some opportunities for independent and competitive power companies, most of the country's generating capacity along with substantially all of the transmission and distribution services continue to be regulated under a state and federal regulatory framework. In the U.S., some states (for example, California,
Illinois, Massachusetts, Michigan and Pennsylvania) have passed or are considering new legislation that would permit utility customers to choose their electricity supplier in a competitive electricity market (so-called "retail access" or "customer choice" laws). While each state's plan differs in details, there are certain consistent elements, including allowing customers to choose their electricity suppliers by a certain date (the dates in the existing or proposed legislation vary between 1998 and 2003), allowing utilities to recover "stranded assets" (the remaining costs of uneconomic generating or regulatory assets) and a reaffirmation of the validity of contracts like the Company's U.S. contracts.

In addition to the potential for state restructuring legislation, the U.S. Congress has proposed new federal legislation to encourage customer choice and recovery of stranded assets. Federal legislation might be needed to avoid the "patchwork quilt" effect of each state acting separately to pass restructuring legislation. While it is uncertain whether or when federal legislation dealing with electricity restructuring might be passed, it is the opinion of the Company that such legislation would likely have a neutral or positive effect on the Company's U.S. business.

There is also legislation currently before the U.S. Congress to repeal part or all of the current provisions of PURPA and PUHCA. The Company believes that if such legislation is adopted, competition in the U.S. for new capacity from vertically integrated utilities would presumably increase. However, independents like AES would also be free to acquire retail utilities.

As consumers, regulators and suppliers continue the debate about how to further decrease the regulatory aspects of providing electricity services, the Company believes in and is encouraging the continued orderly transition to a more competitive electricity market. Inherent in any significant transition to competitive markets are risks associated with the competitiveness of existing regulated enterprises, and as a result, their ability to perform under long-term contracts such as the Company's electricity sale contracts. Although AES strongly believes in the integrity of its contracts, there can be no assurance that each of its customers, in a restructured and competitive environment, will be capable in all circumstances of fulfilling their financial and legal obligations.

It is also possible that as more of the world's markets for electricity move toward competition, an increasing proportion of the Company's revenues may be dependent on prices determined in spot markets. In order to capture a portion of the market share in competitive generation markets, AES is considering and may elect to invest in and construct low-cost plants in those markets. Such an investment, which would not necessarily be supported by a long-term electricity sales contract for all or any of the plant's expected output, may require the Company (as well as its competitors) to make larger equity contributions (as a percentage of the total capital cost) than the more "traditional" contract-based investments.

AES's involvement in the development of new projects and the acquisition of existing plants in locations outside the U.S. is increasing and most of AES's current development and acquisition activities are for projects and plants outside the U.S. The financing, development and operation of such projects and plants may entail significant political and financial uncertainties and other structuring issues (including, without limitation, uncertainties associated with the legal environments, with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency convertibility, political instability, civil unrest and expropriation). These issues have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or plant being operated, which AES may not be capable of or choose to fully insure or hedge against.

FINANCIAL POSITION

At December 31, 1996, AES had working capital of $120 million as compared to $218 million at the end of 1995. The decrease is primarily attributable to decreased balances of cash and short-term investments, increases in accounts payable and accrued liabilities and increases in the current portion of borrowings under the Revolver and project financing debt, offset in part by increases in inventory, accounts receivable and deferred income taxes.

Property, plant and equipment, net of accumulated depreciation, was $2.22 billion at December 31, 1996, up from $1.55 billion at the end of 1995. The net increase of $670 million (43%) is primarily attributable to the acquisition during 1996 of AES San Juan, AES Tiszai and AES Ekibastuz, the continuation of construction activities at AES Lal Pir, AES Pak Gen and AES Warrior Run and the commencement of construction activities at Jiaozou and AES Barry.

Other assets increased $555 million (161%) to $900 million primarily due to the Company's purchase of and undistributed earnings from an 11.35% interest in Light, payments to debt service reserves, payments for deferred financing costs associated with a higher level of debt financing, reimbursable payments for contracts related to a project in development and intangible assets acquired through the purchase of AES San Juan.

Project financing debt, net of repayments, increased as a result of additional borrowings associated with the Company's purchase of an 11.35% interest in Light and additional construction borrowings associated with AES Lal Pir, AES Pak Gen and AES Warrior Run. A significant portion of the AES Lal Pir and AES Pak Gen loans, associated with equipment purchases, will be borrowed and repaid (as scheduled in the future) in Japanese yen. The anticipated electricity prices under the related power sales contracts (to be received beginning with commercial operation of those plants) also include a yen component designed to correlate with the yen-based financing.

Other notes payable (non-current) increased $325 million (260%) to $450 million as a result of the issuance of the $250 million of the 10 1/4% Notes and increased borrowings under the Revolver of $125 million that are due in excess of one year, offset in part by the conversion of $50 million of the Company's 6 1/2% convertible subordinated debentures.

CASH FLOWS, FINANCIAL RESOURCES AND LIQUIDITY

First Quarter 1997

At March 31, 1997, cash and cash equivalents totaled approximately $423 million, as compared to $185 million at the beginning of the year. The $238 million increase in cash resulted from a use of $238 million for investing activities which were funded by $466 million from financing activities and $10 million provided by operating activities. Significant investing activities included project construction progress at AES Barry, AES Lal Pir, AES Pak Gen and AES Warrior Run; an additional purchase of Light shares; and the funding of reserves relating to AES Chigen. Furthermore, the net source of cash from financing activities was primarily the result of issuing TECONS and AES Common Stock with net proceeds of $387 million, borrowing $296 million in project financing debt, offset by repayments of $12 million of other project financing debt related to scheduled amortization and $213 million of net repayments under the Revolver. Unrestricted net cash flow of the parent company amounted to approximately $176 million for the four quarters ended March 31, 1997.

Year Ended December 31, 1996, 1995 and 1994

Cash from Operations

Cash flows provided by operating activities totaled $182 million during 1996 as compared to $197 million during 1995 and $164 million in 1994. The decrease in 1996 was primarily due to a larger proportion of net income being derived from undistributed earnings from affiliates, larger cash payments for income taxes and increased deferred financing costs associated with a higher level of debt financing activity in 1996. These factors offset a significant increase in net income before depreciation as compared with 1995. The increase in 1995 was primarily due to increased pre-tax income. Unrestricted net cash flow (as defined in the Indenture for the 10 1/4% Notes, which is after cash paid for general and administrative costs, taxes and project development expenses but before investments and debt service) amounted to approximately $133 million for the year ended December 31, 1996 as compared to $110 million for the year ended December 31, 1995.

Cash from Investing Activities

Net cash used in investing activities totaled $1.135 billion during 1996 as compared to $343 million during 1995 and $120 million in 1994. The 1996 amount primarily reflects the acquisitions of AES San Juan, AES Tiszai and AES Ekibastuz; the Light investment; construction progress at AES Lal Pir, AES Pak Gen, AES Warrior Run and AES Barry; AES Chigen's investments in various projects; reimbursable payments for contracts related to a project in development; and the funding of debt service reserves for the project financing of the Light investment. The 1995 amount primarily reflects the Company's investments in the outstanding debt of AES Deepwater; additional ownership in AES San Nicolas; the acquisition of AES Rio Juramento; construction efforts at AES Lal Pir, AES Pak Gen and AES Warrior Run; and AES Chigen's investments in the Wuxi and Yangchun Fuyang projects. The 1994 amount primarily reflects the investment of cash in short-term investments, capital additions and investments in projects in development.

Cash from Financing Activities

Net cash provided by financing activities aggregated $899 million during 1996 as compared to $130 million during 1995 and $80 million in 1994. The significant cash financing inflows in 1996 were caused by construction loan draws for AES Lal Pir, AES Pak Gen and AES Warrior Run; project acquisition financing of the Light investment; issuance of $250 million of the 10 1/4% Notes; initial project financing at AES San Nicolas; and net borrowings under the Company's Revolver. Significant cash financing outflows were due to scheduled debt amortization of the project financings. During 1995 the Company drew on its project financing loan commitments associated with the construction of AES Lal Pir and AES Warrior Run and borrowed under the Revolver. Repayments of project financing loans during the year were made in accordance with contracted debt service requirements. During 1994, AES Chigen completed an initial public offering of
10.2 million shares of Class A common stock. The Company also made scheduled principal payments on project financing debt in 1994.

Financial Resources and Liquidity

AES has primarily utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-recourse to other subsidiaries and affiliates and to The AES Corporation as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project, and may cease development of such project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from issuances of senior subordinated notes, convertible debentures and common stock of the Company. In August 1996, substantially all $50 million of the Company's 6 1/2% convertible subordinated debentures due in 2002 were converted into approximately 1.9 million shares of AES Common Stock. In April 1997, the Company also issued approximately 2.5 million shares of AES Common Stock to purchase all of the remaining outstanding Class A shares of AES Chigen at an exchange rate of
0.29 share of AES Common Stock for each share of AES Chigen Class A common stock.

Interim needs for shorter-term and working capital financing at the parent company have been met with borrowings under the Revolver. Over the past several years, the Company has continued to increase the amount of available financing under the Revolver. In the second quarter of 1996, AES increased the size of the Revolver to $425 million. Under the terms of the Revolver, AES will be required to reduce its direct borrowings to $125 million for 30 consecutive days during each twelve month period. The terms of the Revolver also include financial covenants related to net worth, cash flow and investments, and restrictions related to the incurrence of additional debt and certain other obligations and limitations on cash dividends. At December 31, 1996, cash borrowings and letters of credit outstanding under the Revolver amounted to $213 million and $123 million, compared with $50 million and $56 million in 1995. The Company may also attempt to meet its short-term and interim funding needs with commitments from banks and other financial institutions at the parent or subsidiary level on an as needed basis.

The ability of AES's subsidiaries and affiliates to declare and to pay dividends to AES is restricted under the terms of existing project financing debt agreements. See Note 5 to the consolidated financial statements for additional information. In connection with its project financings and project-related contracts, AES has expressly undertaken certain limited obligations and contingent liabilities, most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and contingent liabilities, excluding those collateralized using letter of credit obligations under the Revolver, were limited by their terms as of December 31, 1996 to an aggregate of approximately $176 million. The Company is obligated under other contingent liabilities which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These contingent liabilities aggregated $33 million as of December 31, 1996. In addition, AES has expressly undertaken certain other contingent obligations which the Company does not expect to have a material adverse effect on its results of operations or financial position, but which by their terms are not capped at a dollar amount. Because each of the Company's plants and projects is a distinct entity, the plants and projects are geographically diverse and the obligations related to a single plant or project are based on contingencies of varying types, the Company believes it is unlikely that it will be called upon to perform under several of such obligations at any one time. AES's obligations and contingent liabilities described above in certain cases take the form of, or are supported by, letters of credit.

At December 31, 1996, the Company had future commitments to fund investments in its projects under construction and in development of $106 million. Of this amount, letters of credit in the amount of $76 million have been issued to support these obligations. In June 1997, the Company acquired the international assets of Destec at a total price to AES of $436 million, which price is subject to adjustment to reflect net cash flow adjustments. In addition, the Company expects to assume certain obligations which require the funding of equity investments in some of these projects in the amount of approximately $82 million over the ensuing two years. These future capital commitments are expected to be funded by internally-generated cash flows and by external financings as may be necessary.

Inflation,   Interest  Rates,   Exchange  Rates,   Changing  Energy  Prices  and
Environmental  Performance

The Company attempts, whenever possible, to hedge certain aspects of its projects against the effects of fluctuations in inflation, interest rates, exchange rates and energy prices. AES has generally structured the energy payments in its power sales contracts to adjust with similar price indices as its contracts with the fuel suppliers for the corresponding plants. In some cases a portion of revenues is associated with operations and maintenance costs, and as such is indexed to adjust with inflation. AES has also used a hedging strategy to insulate each plant's financial performance, where appropriate, against the risk of fluctuations in interest rates. Depending on whether capacity payments are fixed or vary with inflation, the Company generally hedges against interest rate fluctuations by arranging fixed-rate or variable rate financing, respectively. In certain cases, the Company executes interest rate swap and interest rate cap agreements to effectively fix or limit the interest rate on the underlying variable rate financing. Such swaps effectively increased the total weighted average borrowing rate on the portion of the Company's hedged debt by 4.1 percentage points, 3.5 percentage points and 4.5 percentage points for the years ended December 31, 1994, 1995 and 1996, respectively. Swap payments in excess of variable interest paid for those same periods were $44 million, $24 million and $29 million, respectively. The following table presents (in millions) the aggregate notional principal amount of interest rate swaps categorized by annual maturity at December 31, 1996 and the weighted average interest rates paid and received (based on market conditions at December 31, 1996):

PAY FIXED RATE SWAPS
                                    -------------------------------------------
                                                            WEIGHTED AVERAGE
                                                              INTEREST RATE
IN MILLIONS, EXCEPT PERCENTAGES     AGGREGATE NOTIONAL    --------------------
ANNUAL MATURITY                     PRINCIPAL AMOUNT       PAID      RECEIVED
---------------------------------   -------------------   ------     --------
        1997   ..................         $137            12.48%     5.46%
        1998   ..................         $ 15             9.90%     5.43%
        1999   ..................         $167            10.40%     5.45%
        2000   ..................         $ 17             9.90%     5.43%
        2001 through 2007  ......         $214             9.90%     5.43%

In addition, certain subsidiaries of the Company have interest rate cap agreements with terms ranging from three to six years in an aggregate notional amount of $280 million.

The hedging mechanisms described above are implemented through contractual provisions with fuel suppliers and international financial institutions. As a result, their effectiveness is dependent, in part, on each counterparty's ability to perform in accordance with the provisions of the relevant contract. The Company has sought to reduce this risk by entering into contracts with creditworthy organizations, where possible, and where not possible, as in the case of certain local fuel suppliers, to execute standby or option agreements with a creditworthy organization.

Because of the complexity of hedging strategies and the diverse nature of AES's operations, the financial performance of its portfolio, although significantly hedged, will likely be somewhat affected by fluctuations in inflation, interest rates and energy prices. For example, AES's current portfolio of operating plants generally performs better with higher oil and natural gas prices and with lower interest rates. Performance is also sensitive to the difference between inflation and interest rates, and generally performs better when increases in inflation are higher than increases in interest rates.

Through its equity investments in foreign affiliates and subsidiaries, AES operates in jurisdictions dealing in currencies other than the Company's consolidated functional currency, the U.S. dollar. Such investments and advances were made to fund equity requirements and to provide collateral for contingent obligations. Due primarily to the long-term nature of the investments and advances, the Company accounts for any adjustments resulting from translation as a charge or credit directly to a separate component of stockholders' equity until such time as the Company realizes such charge or credit. At that time any differences would be recognized in the statement of operations as gains or losses.

In addition, certain of the Company's foreign subsidiaries have entered into obligations in currencies other than their own functional currencies or the U.S. dollar. These subsidiaries have attempted to limit potential foreign exchange exposure by entering into revenue contracts which adjust to changes in the foreign exchange rates. Certain foreign affiliates and subsidiaries operate in countries where the local inflation rates are greater than U.S. inflation rates. In such cases the foreign currency tends to devalue relative to the U.S. dollar over time. The Company's subsidiaries and affiliates have entered into revenue contracts which attempt to adjust for these differences; however, there can be no assurance that such adjustments will compensate for the full effect of currency devaluation, if any.

The Company had approximately $33 million in cumulative translation adjustment losses at December 31, 1996. Because of the nature of AES's operations and previous operations by others at certain of its current and future facilities, its activities are subject to stringent environmental regulation by relevant authorities at each plant location and the risk of claims under environmental laws. If environmental laws or regulations were to change in the future, there can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business and financial condition would not be materially and adversely affected. In addition, the Company will be required to make significant capital or other expenditures in connection with environmental matters. Although the Company is not aware of non-compliance with environmental laws which would have a material adverse effect on the Company's business or financial condition, at times the Company has been in non-compliance, although no such instance has resulted in revocation of any permit or license.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on September 17, 1997; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

As of the date of this Prospectus, $325,000,000 aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all Holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee. The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.

The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent and notice of such extension to the Holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

PROCEDURES FOR TENDERING OLD NOTES

The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY, NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes.

If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

By tendering, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder not any such other person is engaged in or intends to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the tendering Holder is a broker-dealer that will receive New Notes for its owns account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

INTEREST ON THE NEW NOTES

The New Notes will bear interest from July 17, 1997, payable semiannually on February 15 and August 15 of each year, commencing on February 15, 1998, at the rate of 8 3/8% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from July 17, 1997 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on February 15, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

BOOK-ENTRY TRANSFER

The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Exchange Agent's account in accordance with the
Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Notes so tendered will only be made after timely confirmation of such book-entry transfer of Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

EXCHANGE AGENT

The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:


                                  Deliver To:

                      The Bank of New York, Exchange Agent

 By Hand or Overnight Delivery:      Facsimile Transmissions:    By Registered or Certified Mail:
                                   (Eligible Institutions Only)
       The Bank of New York                                             The Bank of New York
        101 Barclay Street                (212) 815-6339               101 Barclay Street, 7E
  Corporate Trust Services Window                                     New York, New York 10286
           Ground Level               To Confirm by Telephone          Attention: Odell Romeo
  Attention:  Odell Romeo             or for Information Call:                    Reorganization Section
              Reorganization Section
                                           (212) 815-6337


DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $200,000.

TRANSFER TAXES

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the SEC, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. If any Holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions.

                                    BUSINESS

AES is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction. AES markets power principally from electricity generating facilities that it develops, acquires, owns and operates.

Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from greenfield development and also from the acquisition of existing generating plants and distribution companies, through competitively bid privatization initiatives outside of the United States or negotiated acquisitions. Since 1992, the Company's total generating capacity in megawatts has grown from 1,829 MW to 16,953 MW (an increase of 827%), with the total number of plants in operation increasing from eight to 66. Additionally, the Company's total revenues have increased at a compound annual growth rate of 20% from $401 million in 1992 to $835 million in 1996, while net income has increased at a compound annual growth rate of 22% from $56 million to $125 million and Consolidated EBITDA has increased from $45 million to $189 million over the same period.

AES  operates  and  owns  (entirely  or  in  part),   through  subsidiaries  and
affiliates, power plants in ten countries with a capacity of approximately 16,953 MW (including 4,000 MW attributable to Ekibastuz which currently has a capacity factor of approximately 20%). AES is also constructing nine additional power plants in five countries with a capacity of approximately 4,004 MW. The Company's total ownership in plants in operation and under construction aggregates approximately 20,957 MW and its net equity ownership in such plants is approximately 9,831 MW. In addition, AES has numerous projects in advanced stages of development, including seven projects with design capacity of approximately 3,206 MW that have executed or been awarded power sales agreements.

The Company is also engaged (entirely or in part) in electric power distribution businesses in Latin America through its subsidiaries and affiliates. These subsidiaries and affiliates serve approximately 7 million commercial, industrial and residential customers using approximately 62,000 gigawatt hours per year.

As a result of the Company's significant growth in recent years, the Company's operations have become more diverse with regard to both geography and fuel service and it has reduced its dependence upon any single project or customer. During 1996, four of the Company's projects individually contributed more than 10% of the Company's total revenues, Shady Point which represented approximately 20%, San Nicolas which represented approximately 16%, Thames which represented approximately 16% and Barbers Point which represented approximately 15%.

OUTLOOK

The global trend of electricity market restructuring has created significant new business opportunities for companies like AES. Both domestic and international, electricity markets are being restructured and there is a trend away from government-owned electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries have or are in the process of "privatizing" their electricity systems by selling all or part of such systems to private investors. With 60 of its operating plants and distribution companies having been acquired or commenced commercial operations since 1992, AES has been an active participant in both the international privatization process and the development process. The Company is currently pursuing over 90 projects including acquisitions, the expansion of existing plants and new projects. AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

STRATEGY

The Company's strategy in helping meet the world's need for electricity is to participate in competitive power markets as they develop either by greenfield development or by acquiring and operating existing facilities or distribution systems in these markets. The Company generally operates electric generating facilities that utilize natural gas, coal, oil, hydro power, or combinations thereof. In addition, the Company participates in the distribution of electric power distribution and retail supply businesses in certain limited instances, and will continue to review opportunities in such markets in the future.

Other elements of the Company's strategy include:

     o Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance;

     o    Constructing  or  acquiring   projects  of  a  relatively  large  size
          (generally larger than 100 MW);

     o Whenavailable, entering into power sales contracts with electric utilities or other customers with significant credit strength; and

     o Participating in electric power distribution and retail supply markets that grant concessions with long-term pricing arrangements.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities.

Where possible, AES attempts to sell electricity under long-term power sales contracts. The Company attempts, whenever possible, to structure the revenue provisions of such power sales contracts such that changes in the cost components of a facility (primarily fuel costs) correspond, as effectively as possible, to changes in the revenue components of the contract. A plant's revenue from a power sales contract usually consists of two components, energy payments and capacity payments. Energy payments are usually based on a plant's net electrical output, with payment rates usually indexed to the fuel costs of the customer or to general inflation indices. Capacity payments are based on either a plant's net electrical output or its available capacity. Capacity payment rates vary over the term of a power sales contract according to various schedules. Some power sales contracts permit the utility customer to dispatch the plant (i.e., direct the plant to deliver a reduced amount of electric output) within certain specified parameters. AES attempts to structure the power sales contract payments so that, even when dispatching occurs, the plant continues to receive capacity payments (which provide substantially all of the plant's profits, if any), while it receives reduced energy payments (which primarily cover the variable operating, maintenance and fuel costs associated with operating at higher or lower levels).

The Company attempts to provide fuel for its operating plants generally under long-term supply agreements, either through contractual arrangements with third parties or, in some instances, through acquisition of a dependable source of fuel. The Company will generally contract with outside parties, often the project's fuel supplier, to provide for the removal and disposal of waste.

As electricity markets become more competitive, it may be more difficult for AES (and other power generation companies) to obtain long-term power sales contracts. In markets where long-term contracts are not available, AES will pursue methods to hedge costs and revenues to provide as much assurance as possible of a project's profitability. In these situations, AES might choose to purchase a project with a partial hedge or with no hedge, with the strategy that its diverse portfolio of projects provides some hedge to the increased volatility of the project's earnings and cash flow. Additionally, AES may choose not to participate in these markets.

The Company attempts to finance each domestic and foreign plant primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that plant subsidiary or affiliate. This type of financing is generally referred to as "project financing." The lenders under these project financing structures cannot look to AES or its other projects for repayment, unless such entity explicitly agrees to undertake liability. AES has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events.

These obligations and liabilities take the form of guaranties, letter of credit reimbursement agreements, and agreements to pay, in certain circumstances, to project lenders or other parties amounts up to the amounts of distributions previously made by the applicable subsidiary or affiliate to AES. To the extent AES becomes liable under guaranties and letter of credit reimbursement agreements, distributions received by AES from other projects are subject to the possibility of being utilized by AES to satisfy these obligations. To the extent of these obligations, the lenders to a project effectively have recourse to AES and to the distributions to AES from other projects. The aggregate contractual liability of AES is, in each case, usually a small portion of the aggregate project debt, and thus the project financing structures are generally described herein as being "substantially non-recourse" to AES and its other projects. In certain circumstances, the Company may incur indebtedness which is recourse to the Company or to more than one project.

The Company, a corporation organized under the laws of Delaware, was formed in 1981. The principal office of the Company is located at 1001 North 19th Street, Suite 2000, Arlington, Virginia 22209, and its telephone number is (703) 522-1315.

                              DESCRIPTION OF NOTES

The New Notes will be issued under an Indenture (hereinafter referred to as the "Indenture") dated as of July 17, 1997 between the Company and The Bank of New York (hereinafter referred to as the "Trustee"),which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Wherever particular defined terms of the Indenture are referred to, such defined terms shall be incorporated herein by reference. A summary of certain defined terms used in the Indenture and referred to in the following summary description of the Notes is set forth below under "Certain Definitions". The following summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by September 17, 1997. Holders that have complied with their obligations under the Registration Rights Agreement will be entitled, subject to certain exceptions, to liquidated damaged in an amount equal to 0.5% per annum held by such Holder until December 17, 1997 and up to 1.0% per annum thereafter until the consummation of the Exchange Offer.

GENERAL

The Notes will be general unsecured obligations of the Company subordinated in right of payment to all Senior Debt of the Company, will be limited to $325 million aggregate principal amount, and will mature on August 15, 2007.

Principal of, and premium, if any, on, the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Trustee. Interest at the annual rate set forth on the cover page hereof will accrue from July 17, 1997, will be payable semi-annually on February 15 and August 15 commencing February 15, 1998, to the Holders thereof at the close of business on the preceding February 1 and August 1, respectively, and, unless other arrangements are made, will be paid by checks mailed to such Holders.

The Notes will be issued only in fully registered form in denominations of $1,000 and any multiple of $1,000. No service charge shall be payable for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

The Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after August 15, 2002, and prior to maturity, upon not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed in percentages of principal amount) ("Redemption Prices"), plus accrued interest to the date of redemption, if redeemed during the 12-month period commencing on or after August 15 of the years set forth below:

                    YEAR                 REDEMPTION PRICE
                    ----                 ----------------
                    2002  .............      104.188%
                    2003  .............      102.094%

and, after August 15, 2004, at 100% of the principal amount.

In addition, prior to August 15, 2000 in the event that the Company consummates one or more offerings of its Qualified Capital Stock, the Company may at its option, use all or a portion of the proceeds therefrom to redeem up to 33% of the original aggregate principal amount at maturity of the Notes at a cash redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of repurchase; provided that at least $100 million of the original aggregate principal amount of the Notes remains outstanding thereafter.

SUBORDINATION

The payment of principal of, Change of Control purchase price, premium, if any, and interest on the Notes will, to the extent and in the manner set forth in the Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, Change of Control purchase price, premium, if any, or interest on the Notes.

No payments on account of principal, Change of Control purchase price, premium, if any, or interest in respect of the Notes may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from the holders of such Designated Senior Debt or from an agent of such holders, no payments on account of principal, Change of Control purchase price, premium, if any, or interest in respect of the Notes may be made by the Company for a period ("Payment Blockage Period") commencing on the date of delivery of such notice and ending 179 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to Holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and the Company may be unable to meet fully its obligations with respect to the Notes.

As of March 31, 1997, on a pro forma basis after giving effect to the Adjustments, the Company had approximately $350 million in aggregate principal amount of Debt which would have constituted Senior Debt. The Company expects from time to time to incur additional Debt constituting Senior Debt. Although the Indenture contains limitations on the amount of Debt which the Company may incur, the amount of such Debt could be substantial and, in any case, such Debt may be Senior Debt. See "-- Covenants -- Limitation on Debt" below.

In addition, the Company currently conducts substantially all of its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Notes, to participate in the distribution of the assets of any Subsidiary upon any liquidation or reorganization of such Subsidiary or otherwise will be effectively subordinated to, and subject to, the prior claims of creditors of such Subsidiary, except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary. The ability of the Company to pay principal of, Change of Control purchase price, premium, if any, and interest on the Notes will be dependent upon the receipt of funds from its Subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of the Company's Subsidiaries with interests in a Power Supply Business currently have in place, and the Indenture will permit the Company's Subsidiaries to enter into, arrangements that restrict their ability to make distributions to the Company by way of dividends, fees, interest, loans and otherwise. As of March 31, 1997, on a pro forma basis after giving effect to the Adjustments, the Company's Subsidiaries had approximately $3.2 billion of indebtedness to which the Notes would have been effectively subordinated. The Company expects its Subsidiaries from time to time to incur additional Debt and the amount of such Debt could be substantial.

REGISTRATION RIGHTS

Holders of New Notes are not entitled in any registration rights with respect to the New Notes. Holders of Old Notes are entitled to certain registration rights pursuant to the Registration Rights Agreement. AES has agreed with the Initial Purchasers pursuant to the terms of the Registration Rights Agreement, for the benefit of the Holders of the Old Notes, that AES will use its reasonable best efforts, to file and cause to become effective a registration statement (the "Exchange Offer Registration Statement") with respect to a registered offer to exchange the Notes for an issue of notes of AES with terms identical to the Old Notes (except that the New Notes will not contain terms with respect to transfer restrictions or the additional interest provisions described below on or prior to December 17, 1997). Upon such registration statement being declared effective, AES shall offer the New Notes in return for surrender of the Notes. The Exchange Offer shall remain open for not less than 20 business days after the date notice of the Exchange Offer is mailed out to Holders of the Old Notes. For each Old Note surrendered to AES under the Exchange Offer, the Holder will receive a New Note of equal principal amount. The Registration Statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement.

In the event that applicable interpretations of the staff of the Commission do not permit AES to effect the Exchange Offer, AES shall use its best efforts to cause to become effective a shelf registration statement with respect to resales of the Old Notes (a "Shelf Registration Statement") and to keep such Shelf Registration Statement effective until the earliest of (i) two years after the Closing Date, (ii) the time when the Old Notes registered thereunder can be sold by non-affiliates of AES pursuant to Rule 144(k), or (iii) such time as all the Old Notes have been sold thereunder, AES shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when a registration statement for the Old Notes has become effective and take certain other actions as are required to permit resales of the Old Notes.

In the event that (i) the Exchange Offer Registration Statement (or in the event the Exchange Offer is not permitted under applicable law or Commission policy, a Shelf Registration Statement) is not filed with the Commission on or prior to the 90th day following the Closing Date, (ii) such Exchange Offer Registration Statement is not declared effective by the Commission or a Shelf Registration Statement is not filed with the Commission on or prior to the 150th day following the Closing Date of the Old Notes or (iii) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 180th day following the Closing Date (each such event referred to in clauses (i) through (iii), a "Registration Default"), then AES will pay additional interest (in addition to the interest otherwise due on the Old Notes) to each holder of the Old Notes during the first 90-day period immediately following the occurrence of each such Registration Default in an amount equal to 0.5% per annum increasing to an amount equal to 1.0% per annum thereafter. Such additional interest will cease accruing on such Old Notes when the Registration Default has been cured.

COVENANTS

Limitation on Debt

The Company will not Incur any Debt, including Acquisition Debt, unless after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Fixed Charge Ratio of the Company would be greater than 2 to 1. The Company's obligation to comply with this covenant will terminate if and when the Notes become Investment Grade.

Notwithstanding the foregoing, the Company may Incur each and all of the following: (i) Debt under or in respect of the Bank Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $600 million; (ii) Debt issued in exchange for, or the proceeds of which are used to refinance, outstanding Notes or other Debt of the Company in an amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest, premium, if any, and fees and expenses related to such exchange or refinancing); provided that (A) the date of any scheduled payment of principal by way of sinking fund, mandatory redemption or otherwise (including defeasance) on any Debt so refinanced or exchanged otherwise due after the final scheduled maturity date of the Notes shall not occur prior to such maturity date as a result of such exchange or refinancing and (B) new Debt the proceeds of which are used to exchange or refinance the Notes or other Debt of the Company that is subordinated in right of payment to the Notes shall only be permitted under this clause (ii) if (x) in case the Notes are exchanged or refinanced in part, such new Debt, by its terms or by the terms of any agreement or instrument pursuant to which such Debt is issued, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (y) in case the Debt to be exchanged or refinanced is subordinated in right of payment to the Notes, such new Debt, by its terms or by the terms of any agreement or instrument pursuant to which such Debt is issued, is expressly made subordinate in right of payment to the Notes, at least to the extent that the Debt to be exchanged or refinanced is subordinated in right of payment to the Notes and (z) in case the Notes are exchanged or refinanced in part or the Debt to be exchanged or refinanced is subordinated in right of payment to the Notes, as of the date the new Debt is Incurred, the Average Life of the new Debt shall be equal to or greater than the Average Life of the Notes or Debt to be exchanged or refinanced; (iii) Debt of the Company to any of its Consolidated Subsidiaries, except that any transfer of such Debt by a Consolidated Subsidiary (other than to another

Consolidated Subsidiary) will be deemed to be an Incurrence of Debt; provided that such Debt is expressly subordinated in right of payment to the Notes; and
(iv) Debt in an aggregate principal amount not to exceed $50 million at any one time outstanding.

For purposes of determining any particular amount of Debt under this "Limitation on Debt" covenant, Guarantees of, or obligations with respect to letters of credit supporting, Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Debt" covenant, (A) in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses and (B) the amount of Debt issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

Limitation on Restricted Subsidiary Debt

The Company will not permit any Restricted Subsidiary to Incur, directly or indirectly, any Debt, including Acquisition Debt. The Company's obligation to comply with this covenant will terminate if and when the Notes become Investment Grade.

Notwithstanding the foregoing, each and all of the following Debt may be Incurred by a Restricted Subsidiary: (i) Debt outstanding as of the Closing Date; (ii) Debt Incurred for any purpose (including without limitation the purposes set forth in clause (iii) below) to the extent of the amount thereof that is also Debt of the Company and is permitted under the "Limitation on Debt" covenant described above; (iii) Debt Incurred to finance the development, acquisition, construction, maintenance, working capital requirements in the ordinary course of business consistent with past practice or operation of a Power Supply Business or Unrelated Business in which the Company or any Restricted Subsidiary has a direct or indirect interest; provided that (a) such Debt shall be permitted under this clause (iii) only to the extent of the amount thereof which (x) is Non-Recourse to the Company and (y) is Non-Recourse to any other Restricted Subsidiary of the Company other than Restricted Subsidiaries which represented less than 33% of the Consolidated EBITDA of the Company for the Reference Period, and (b) upon the commencement of commercial operations of such Power Supply Business or, in the case of an acquisition of such Power Supply Business or Unrelated Business, upon the date of such acquisition, the Company directly or through its Restricted Subsidiaries either (x) controls, under an operating and management agreement or otherwise, the day to day management and operation of the Power Supply Business or Unrelated Business so financed or (y) has significant influence over the management and operation of such Power Supply Business or Unrelated Business; (iv) Debt issued in exchange for, or the proceeds of which are used to refinance, outstanding Debt of such Restricted Subsidiary otherwise permitted under the Indenture in an amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest, premium, if any, and fees and expenses related to such exchange or refinancing plus any principal amounts previously repaid); provided that (a) the new Debt shall be Non-Recourse to the Company to the same extent as the Debt to be exchanged or refinanced, (b) if such Restricted Subsidiary has a direct or indirect interest in any Power Supply Business or Unrelated Business, the new Debt shall be Non-Recourse to any other Restricted Subsidiary of the Company other than Restricted Subsidiaries which represented less than 33% of the Consolidated EBITDA of the Company for the Reference Period, (c) the date of any scheduled payment of principal by way of sinking fund, mandatory redemption or otherwise (including defeasance) on any Debt so refinanced or exchanged otherwise due after the final scheduled maturity date of the Notes shall not occur prior to such maturity date as a result of such exchange or refinancing and (d) if the new Debt refinances principal amounts previously repaid, (x) such new Debt shall be permitted only if on the date such new Debt is Incurred, the Company could incur at least $1 of Debt under the first paragraph of the "Limitation on Debt" covenant described above and (y) the proceeds from such new Debt are not to be used to make any Restricted Payments; (v) Guarantees of Debt of the Company under the Bank Credit Agreement; (vi) Debt Incurred to support the performance obligations of a Restricted Subsidiary engaged in providing construction management or operating services to a Power Supply Business; provided that (a) such Debt shall be permitted under this clause (vi) only to the extent of the amount thereof which is Non-Recourse to the Company and is Non-Recourse to any other Restricted Subsidiary of the Company other than Restricted Subsidiaries which represented less than 33% of the Consolidated EBITDA of the Company for the Reference Period, and (b) upon the commencement of commercial operation of such Power Supply Business or in the case of an acquisition of such Power Supply Business, upon the date of such acquisition, the Company directly or through its Restricted Subsidiaries either (x) controls, under an operating and management agreement or otherwise, the day to day management and operation of such Power Supply Business or (y) has significant influence over the management and operation of such Power Supply Business; (vii) Debt in an aggregate amount


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

for all Restricted Subsidiaries at any one time outstanding of not more than $50 million Incurred to finance the on-going operation, but not any expansion or improvement, of a Power Supply Business or Unrelated Business in which such Restricted Subsidiary has a direct or indirect interest; provided that such Debt shall be permitted under this clause (vii) only to the extent it is Non-Recourse to the Company and to any other Restricted Subsidiary of the Company other than Restricted Subsidiaries which represented less than 33% of the Consolidated EBITDA of the Company for the Reference Period; (viii) Debt of any Restricted Subsidiary of the Company owed to (A) the Company or (B) any Restricted
Subsidiary of the Company; (ix) Debt in respect of Currency Agreements or Interest Rate Agreements; (x) Debt that is Non-Recourse to the Company and Non-Recourse to any other Restricted Subsidiary of the Company other than Restricted Subsidiaries which represented less than 33% of the Consolidated EBITDA of the Company for the Reference Period, only to the extent that the proceeds of such Debt are received by the Company or an Intermediate Holding Company as a result of such proceeds being used to pay dividends or make distributions on the Capital Stock of such Restricted Subsidiary and any other Restricted Subsidiary in the chain of ownership between the Company or such Intermediate Holding Company and such Restricted Subsidiary; (xi) Acquisition Debt and Debt incurred to finance the acquisition of a Power Supply Business; provided that such Acquisition Debt and other Debt is Non-Recourse to the Company or any Person that was a Restricted Subsidiary of the Company immediately prior to such Incurrence; and provided further that where any Debt is incurred to finance the acquisition of more than one Power Supply Business, all such acquisitions shall have occurred within 180 days of each other; and
(xii) Debt of the type described in clause (iii) of the definition thereof the Incurrence of which causes a corresponding reduction in any debt service or other similar cash reserve required to be maintained in connection with any Debt of such Restricted Subsidiary permitted by clause (iii) above and (to the extent that the same constitutes a refinancing of Debt permitted under such clause
(iii)), clause (iv) above, in each case, only to the extent that the proceeds from such reserve reduction are received by the Company or an Intermediate Holding Company as a result of such proceeds being used to pay dividends or make distributions on the Capital Stock of such Restricted Subsidiary and any other Restricted Subsidiary in the chain of ownership between the Company or such Intermediate Holding Company and such Restricted Subsidiary.

For purposes of  determining  compliance  with this  "Limitation  on  Restricted
Subsidiary Debt" covenant, (A) in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses and (B) the amount of Debt issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

Limitation on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if after giving effect to such Restricted Payment: (a) an Event of Default or event that, after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing, (b) the Company could not Incur at least $1 of Debt under the first paragraph of the "Limitation on Debt" covenant described above or (c) the aggregate amount expended by the Company and its Restricted Subsidiaries for all Restricted Payments (the amount of any single or related series of Restricted Payments so expended or distributed, if in excess of $15 million and other than in cash, to be determined in good faith by the Board of Directors, as evidenced by a Board resolution) after April 1, 1997 shall exceed the sum of: (1) 50% of the Net Income of the Company and its Consolidated Subsidiaries for the period (taken as one accounting period) beginning on April 1, 1997 and ending on the last day of the fiscal quarter for which financial information is available immediately prior to the date of such calculation; provided that if Net Income for such period is less than zero, then minus 100% of such net loss; plus (2) the aggregate net proceeds (including the fair market value of proceeds other than cash, as determined in good faith by the Board of Directors, as evidenced by a Board resolution if the fair market value of such non-cash proceeds is in excess of $15 million) received by (A) the Company from and after April 1, 1997 from the issuance and sale (other than to a Restricted Subsidiary) of its Capital Stock (excluding Redeemable Stock, but including Capital Stock other than Redeemable Stock issued upon conversion of, or in exchange for, Redeemable Stock or securities other than its Capital Stock), and warrants, options and rights to purchase its Capital Stock (other than Redeemable Stock), but excluding the net proceeds from the issuance, sale, exchange, conversion or other disposition of its Capital Stock convertible (unless solely at the option of the Company) into (x) any security other than its Capital Stock or (y) its Redeemable Stock or (B) a Finance Subsidiary of the Company from and after April 1, 1997 from the issuance and sale (other than to the Company or a Restricted Subsidiary) of its Qualified Capital Stock; plus (3) to the extent not included in clause (1) above, the net reduction in Investments of the type specified in clauses (iv) through (vi) of the definition of Restricted Payment resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of assets to the Company or other Person that made the original Investment from the Person in which such


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

Investment was made or resulting from the sale or disposition of the Investment or other return of the amount of the Investment or from the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary; provided that such payment, for purposes of the calculation to be made pursuant to this clause (3), shall not exceed the amount of the original Investment; plus (4) any amount previously included as a Restricted Payment on account of an obligation by the Company or any Restricted Subsidiary to make a Restricted Payment which has not actually been made by the Company or any Restricted Subsidiary and which is no longer required to be paid by the Company or any Restricted Subsidiary; plus (5) $502 million; provided that the foregoing clause (c) shall not prevent the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of this covenant. For purposes of clause (c)(2) above, the aggregate net proceeds received by the Company (x) from the issuance of its Capital Stock upon the conversion of, or exchange for, securities evidencing Debt of the Company, shall be calculated on the assumption that the gross proceeds from such issuance are equal to the aggregate principal amount (or, if discount Debt, the accreted principal amount) of the Debt evidenced by such securities converted or exchanged and (y) upon the conversion or exchange of other securities of the Company shall be equal to the aggregate net proceeds of the original sale of the securities so converted or exchanged if such proceeds of such original sale were not previously included in any calculation for the purposes of clause (c)(2) above plus any additional sums payable upon conversion or exchange. The Company's obligation to comply with this covenant shall terminate if and when the Notes become Investment Grade. The amount available to make Restricted Payments calculated in accordance with clause (c) of the first sentence of this covenant is the same amount available under the equivalent provision applicable to the Company's outstanding 10 1/4% Senior Subordinated Notes due 2006.

If an Investment which the Company or any Restricted Subsidiary is obligated to make either in part from time to time or in whole in the future is fixed in amount by the agreement setting forth such obligation, for purposes of determining whether such Investment is a Restricted Payment permitted under the foregoing covenant or is a Permitted Payment, the Investment shall be deemed to have been made only once, in the amount so fixed, at the time the obligation first arises (and not when payments in respect thereof are later made). If an Investment which the Company or any Restricted Subsidiary is obligated to make either in part from time to time or in whole in the future is not fixed in amount by the agreement setting forth such obligation, for purposes of determining whether such Investment is a Restricted Payment permitted under the foregoing covenant or is a Permitted Payment, the Investment shall be deemed to have been made at the time the obligation first arises in an amount to be determined in good faith by the Board of Directors, as evidenced by a Board resolution, and any actual payments in respect of such Investment shall be deemed to be Investments made on the date of payment thereof. Subject to the terms of clause (v) of the definition of Permitted Payments, such later Investments may be Permitted Payments.

Restricted Payments are defined in the Indenture to exclude Permitted Payments which include Permitted Investments. See "Certain Definitions" below.

Limitation on Restricted Subsidiary Investments and Mergers

The Company will not permit any Restricted Subsidiary with any direct or indirect interest in a Power Supply Business to make any Investment in, or to consolidate or merge with, any other Person with a direct or indirect interest in any other Power Supply Business or any Unrelated Business. In addition, the Company will not permit any Restricted Subsidiary with any direct or indirect interest in any Unrelated Business to make any Investment in, or to consolidate or merge with, any other Person with a direct or indirect interest in any Power Supply Business or any other Unrelated Business. The Company's obligation to comply with this covenant shall terminate if and when the Notes become Investment Grade.

The foregoing restrictions shall not apply to any Intermediate Holding Company; provided that (i) each such Intermediate Holding Company's direct and indirect interest in any Power Supply Business or Unrelated Business shall be limited to the ownership of Capital Stock or Debt obligations of a Person with a direct or indirect interest in such Power Supply Business or Unrelated Business; (ii) no Intermediate Holding Company shall incur, assume, create or suffer to exist any Debt (including any Guarantee of Debt) other than Debt to the Company or Debt permitted under clauses (iii), (viii) and (xi) of the "Limitation on Restricted Subsidiary Debt" covenant described above; and (iii) no Lien shall exist upon any assets of such Intermediate Holding Company whether now or hereafter acquired, except for Liens upon the Capital Stock of a Restricted Subsidiary of an Intermediate Holding Company securing Debt of such Restricted Subsidiary and Liens securing Debt permitted under clauses (iii) and (xi) of the "Limitation on Restricted Subsidiary Debt" covenant described above.


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

Limitation on Business

The Company (a) will continue, and will cause each Material AES Entity to continue, to engage in business of the same general type as now conducted by the Company and its Restricted Subsidiaries and (b) will continue, and will cause each Material AES Entity to continue, to operate its and their respective businesses on a basis substantially consistent with the policies and standards of the Company or such Material AES Entity as in effect on the Closing Date.

Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) make payments in respect of any Debt owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its Property to the Company or any other Restricted Subsidiary. The Company's obligation to comply with this covenant will terminate if and when the Notes become Investment Grade.

This covenant shall not restrict or prohibit any encumbrances or restrictions existing: (i) in connection with the Incurrence of any Debt permitted under clause (iii), (vi), (vii), (x) or (xi) of the "Limitation on Restricted Subsidiary Debt" covenant described above or with respect to any portion thereof that is also Debt of the Company and permitted under the "Limitation on Debt" covenant described above; provided that such encumbrances or restrictions are required in order to effect such financing and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary to make the payments, distributions, loans, advances or transfers referred to in clauses (i) through (iv) of the preceding paragraph than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in substantially non-recourse project financing, (ii) in connection with the execution and delivery of an electric power or thermal energy purchase contract to which such Restricted Subsidiary is the supplying party or other contracts with customers, suppliers and contractors to which such Restricted Subsidiary is a party and where such Restricted Subsidiary is engaged in the development, construction, acquisition or operation of a Power Supply Business; provided that such encumbrances or restrictions are required in order to effect such contracts and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary to make the payments, distributions, loans, advances or transfers referred to in clauses (i) through (iv) in the preceding paragraph than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in substantially non-recourse project financing, (iii) in connection with the Incurrence of any Debt permitted under clause (iv) of the "Limitation on
Restricted Subsidiary Debt" covenant described above, provided that such encumbrances or restrictions taken as a whole are not materially more restrictive on the ability of the applicable Restricted Subsidiary to make the payments, distributions, loans, advances or transfers referred to in clauses (i) through (iv) in the preceding paragraph than those that are then in effect, taken as a whole, in connection with the Debt so exchanged or refinanced, (iv) in connection with the Bank Credit Agreement and the project financing, electric power and thermal energy purchase arrangements and other contracts with customers, suppliers and contractors in effect on the Closing Date, including extensions, refinancings, renewals or replacements thereof, (v) pursuant to customary non-assignment provisions in leases, (vi) pursuant to restrictions imposed pursuant to any stock purchase or asset purchase agreement pending the consummation of the transactions contemplated thereby, (vii) in connection with any Acquisition Debt, provided that such encumbrance or restriction was not incurred in contemplation of the obligor becoming a Restricted Subsidiary of the Company, which encumbrance or restriction is not applicable to any Person, or the Property or assets of any Person, other than the Person, or the Property or assets, acquired, (viii) customary restrictions on transfers of Property subject to a Lien which could not materially adversely affect the Company's ability to satisfy its obligations under the Indenture and the Notes or (ix) provisions contained in agreements or instruments relating to Debt which prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument, in each case; provided that, in the case of clause (iv) above, such encumbrances and restrictions, taken as a whole, in any such extensions, refinancings, renewals or replacements are not materially more restrictive on the ability of the applicable Restricted Subsidiary to make the payments, distributions, loans, advances or transfers referred to in clauses (i) through (iv) in the preceding paragraph than those encumbrances or restrictions taken as a whole in effect immediately before such extension, refinancing, renewal or replacement. The covenant shall not prevent the Company from granting any Liens not expressly prohibited by this covenant.

Limitation on Additional Tiers of Senior Subordinated Debt

The Company will not Incur or suffer to exist any Debt, other than Debt evidenced by the Notes, that is subordinate in right of payment to any Senior Debt unless such Debt, by its terms or the terms of the instrument creating or evidencing it, is pari passu with, or subordinate in right of payment to, the Notes; provided that any Debt of the Company or any of its Restricted Subsidiaries which is outstanding on the Closing Date shall be excluded from the operation of this covenant.

Limitation on Asset Dispositions

The  Company  will  not  make,  and  will  not  permit  any  of  its  Restricted
Subsidiaries to make, any Asset Disposition unless the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of each such Asset Disposition at least equal to the fair market value of the shares or assets sold or otherwise disposed of (such amounts in excess of $50 million determined in good faith by the Board of Directors, as evidenced by a Board resolution) and either (i) not less than 75% of the consideration received by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash or property or assets used or useful in a Power Supply Business or Capital Stock of a Person primarily engaged in a Power Supply Business, provided that any note or other obligation received by the Company (or such Restricted Subsidiary, as the case may be) that is converted into cash within 180 days of such Asset Disposition and any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this clause (i), and (ii) first, the Net Cash Proceeds of such Asset Disposition are applied within 90 days from the later of the date of such Asset Disposition or the receipt of Net Cash Proceeds related thereto, to the payment of the principal of, premium and interest on any Senior Debt of the Company (including to cash collateralize letters of credit) and, in connection with any such payment, any related loan commitment, standby facility or the like shall be permanently reduced in an amount equal to the principal amount so repaid and second, to the extent such Net Cash Proceeds are not required by the lenders, or the terms, of the Senior Debt to be applied in accordance with the foregoing or, if after being so applied there remain Net Cash Proceeds, then at the Company's election, such Net Cash Proceeds are either
(x) invested in the business or businesses of the Company or any of its Restricted Subsidiaries consistent with the "Limitation on Business" covenant described above; provided that such investment is made within 365 days from the later of the date of such Asset Disposition or the receipt of the Net Cash Proceeds related thereto or (y) applied to the payment of any Senior Debt of the Company or Debt of any Restricted Subsidiary or any Consolidated Subsidiary (other than Debt owed to the Company or another Restricted Subsidiary), and, in connection with any such payment, any related loan commitment, standby facility or the like shall be permanently reduced in an amount equal to the principal amount so repaid; provided that such Net Cash Proceeds are so applied within three months after the expiration of the 365-day period referred to in clause
(x) above or (z) applied to make a tender offer (the "Offer") to purchase Notes and other Debt of the Company from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Debt with the proceeds from assets sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Debt issued with an original issue discount) of the Notes and such other Debt then outstanding at a purchase price of 100% of their principal amount (or accreted value in the case of Debt issued with an original issue discount), plus accrued interest (subject to proration in the event of oversubscription in the manner set forth below). Notwithstanding the foregoing, to the extent that any or all of the Net Cash Proceeds of any Foreign Asset Disposition are prohibited or delayed by applicable local law from being repatriated to the U.S., the Company (or such Restricted Subsidiary, as the case may be) shall not be required to apply the portion of such Net Cash Proceeds so affected in accordance with clause (ii) above (other than to repay Debt of the Restricted Subsidiary making such Asset Disposition or Debt of a Consolidated Subsidiary of the Company, in each case as contemplated by clause (ii) above and to the extent the prohibition or delay on repatriation is not applicable to such repayment and such repayment is not in violation of the terms of any Senior Debt) (the Company hereby agreeing to cause the applicable Restricted Subsidiary to promptly take all actions required by the applicable local law to permit such repatriation); provided that once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this covenant. To the extent that dividends or distributions of any or all of the Net Cash Proceeds of any Foreign Asset Disposition would result in a tax liability greater than that which would be incurred if such Net Cash Proceeds were not so dividended or distributed, the Net Cash Proceeds so affected may be retained by the applicable Restricted Subsidiary for so long as such adverse tax liability would continue to be incurred.

Notwithstanding anything in this covenant to the contrary, the Company and any Restricted Subsidiary may make the following Asset Dispositions: (i) a disposition resulting from the bona fide exercise by governmental authority of its claimed or actual power of eminent domain; (ii) a realization upon a security interest; (iii) any Permitted Payment or Restricted


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

Payment that is permitted hereunder; or (iv) any sale, transfer, conveyance, lease or other disposition of the Capital Stock or Property of a Restricted Subsidiary pursuant to the terms of any power sales agreement or steam sales agreement or other agreement or contract related to the output or product of, or services rendered by, a Power Supply Business as to which such Restricted Subsidiary is the supplying party; provided that to the extent the Company or any Restricted Subsidiary receives any cash consideration in connection with such Asset Disposition, the Net Cash Proceeds from such Asset Disposition shall be applied in accordance with clause (ii) of this covenant.

If the aggregate purchase price of Notes and other Debt tendered pursuant to an Offer made pursuant to clause (ii)(z) in the preceding paragraph is less than the Net Cash Proceeds allotted to the purchase of the Notes and other Debt, the Company may use the remaining Net Cash Proceeds for general corporate purposes. The Company will not be required to comply with the provisions of clause (ii) in the first paragraph of this covenant if the Net Cash Proceeds from one or more Asset Dispositions occurring on or after the date of the Indenture are less than $40 million in any one fiscal year. Any lesser amounts so carried forward and cumulated need not be segregated or reserved and may be used for general corporate purposes.

The Company will make such Offer by mailing to each Holder of the Notes, within 30 days from the receipt of Net Cash Proceeds, a written notice specifying the purchase date, which shall be not less than 30 days nor more than 60 days after the date of such notice (the "Purchase Date") and shall contain certain information concerning the business of the Company which the Company believes in good faith will enable the Holders of the Notes to make an informed decision. Holders electing to have their Notes purchased will be required to surrender such Notes at least one Business Day prior to the Purchase Date. If at the expiration of the offer period the aggregate principal amount of Notes surrendered by Holders exceeds the amount available to purchase Notes, the Company will select the Notes to be purchased on a pro rata basis.

In the event the Company is unable to purchase Notes from Holders in an Offer because of provisions of applicable law, the Company need not make an Offer. The Company shall then be obligated to use the Net Cash Proceeds in accordance with clauses (ii)(x) or (y) in the first paragraph of this covenant description.

The Company will comply with all applicable tender offer rules, including without limitation Rule 14e-1 under the Exchange Act, in connection with an Offer under the provisions of this covenant.

Repurchase of Notes Upon a Change of Control

Upon a Change of Control, each Holder of the Notes shall have, subject to the provisions of "Subordination" above, the right to require that the Company repurchase such Holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. Certain of the events constituting a Change of Control under the Notes will also constitute an event of default under the Company's Bank Credit Agreement and, in any event, the right of Holders to receive the Change of Control purchase price is subordinated in right of payment to the payment of all Senior Debt, including Debt outstanding under the Bank Credit Agreement. As of March 31, 1997, on a pro forma basis after giving effect to the Adjustments, the Company had approximately $350 million in aggregate principal amount of Debt which would have constituted Senior Debt. Furthermore, other Senior Debt is permitted to be Incurred, provided certain Fixed Charge Ratios are met. Due to the highly leveraged nature of the Company, there can be no assurance that the Company will have sufficient funds to purchase tendered Notes upon a Change of Control.

The Change of Control provisions may not be waived by the Trustee or by the Board of Directors, and any modification thereof must be approved by each Holder. Nevertheless, the Change of Control provisions will not necessarily afford protection to Holders, including protection against an adverse effect on the value of the Notes, in the event that the Company or its Restricted Subsidiaries Incur additional Debt, whether through recapitalizations or otherwise. Furthermore, the Change of Control provisions will not be applicable in the event of certain transactions with Affiliates of the Company that are approved by the Board of Directors. The Change of Control provisions will not prevent a change in the Board of Directors which is approved by the then-present members of the Board of Directors. See "Certain Definitions -- Change of Control" below. With respect to a sale of assets, the phrase "all or substantially all", which appears in the definition of Change of Control, has not gained an established meaning. In interpreting this phrase, courts have made subjective determinations, considering such factors as the value of the assets conveyed and the proportion of an entity's income derived from such assets. Accordingly, there may be uncertainty as to whether a Holder can determine whether a Change of Control has occurred and can exercise any remedies such Holder may have upon a Change of Control.

Within 30 days following any Change of Control, the Company shall mail a notice to each Holder of the Notes with a copy to the Trustee stating (1) that a Change of Control has occurred and that such Holder has the right to require the Company to repurchase such Holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (the "Change of Control Offer"), (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control), (3) the repurchase date (which shall be not earlier than 30 days or later than 60 days from the date such notice is mailed) (the "Repurchase Date"), (4) that any Note not tendered will continue to accrue interest, (5) that any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Repurchase Date, (6) that Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the Repurchase Date, (7) that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased, and (8) that Holders which elect to have their Notes purchased only in part will be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered.

On the Repurchase Date, the Company shall (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Trustee money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an officers' certificate identifying the Notes or portions thereof tendered to the Company. The Trustee shall promptly mail to the Holders of the Notes so accepted payment in an amount equal to the purchase price, and promptly authenticate and mail to such Holders a new Note in a principal amount equal to any unpurchased portion of the Note surrendered. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Repurchase Date.

The Company will comply with all applicable tender offer rules, including without limitation Rule 14e-1 under the Exchange Act, in connection with a Change of Control Offer.

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly enter into any transaction (including, without limitation, the sale, purchase or lease of any assets or properties or the rendering of any services) involving aggregate consideration in excess of $5 million with any Affiliate (other than a Person that constitutes an Affiliate solely because of the Company's or a Subsidiary of the Company's control of such Person except for any Unrestricted Subsidiary) or holder of 5% or more of any class of Capital Stock of the Company except for transactions (including, subject to the "Limitation on Restricted Payments" covenant described above, any loans or advances by or to, or Guarantee on behalf of, any Affiliate or any such holder) made in good faith the terms of which are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis with Persons who are not such a holder or Affiliate; provided that any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Restricted Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's-length basis with Persons who are not such a holder or Affiliate if such transaction is approved by a majority of the Company's directors (including a majority of the Company's independent directors); and provided further, that with respect to the purchase or disposition of assets of the Company or any of its Restricted Subsidiaries having a net book value in excess of $15 million, in addition to approval of its Board of Directors, the Company shall obtain a written opinion of an Independent Financial Advisor stating that the terms of such transaction are fair to the Company or its Restricted Subsidiary, as the case may be, from a financial point of view; and provided further that the fairness, reasonableness and arm's-length nature of the terms of any transaction which is part of a series of related transactions may be determined on the basis of the terms of the series of related transactions taken as a whole. This covenant shall not apply to (a) transactions between the Company or any of its Restricted Subsidiaries and any employee of the Company or any of its Restricted Subsidiaries that are approved by the Board of Directors or any committee of the Board of Directors consisting of the Company's independent directors, (b) the payment of reasonable and customary regular fees to directors of the Company or a Restricted Subsidiary, (c) any transaction between the Company and any of its Consolidated Subsidiaries or between any of its Consolidated Subsidiaries, (d) any Permitted Payment and any Restricted Payment not otherwise prohibited by the "Limitation on Restricted

Payments" covenant described above or (e) the provision of general corporate administrative, operating and management services, including, without limitation, procurement, construction engineering, construction administration, legal, accounting, financial, money management, risk management, personnel, administration and business planning services, in each case, in the ordinary course.

EVENTS OF DEFAULT

An Event of Default, as defined in the Indenture and applicable to the Notes, will occur with respect to the Notes if: (i) the Company defaults in the payment of all or any part of principal, the Change of Control purchase price or premium, if any, on any Note when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase, or otherwise; (ii) the Company defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (iii) an event of default, as defined in any indenture or instrument evidencing or under which the Company or any Significant Subsidiary has at the date of this Indenture or shall hereafter have outstanding any Debt, shall happen and be continuing and either (a) such default results from the failure to pay the principal of such Debt in excess of $50 million at final maturity of such Debt or (b) as a result of such default, the maturity of such Debt shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within 60 days and the principal amount of such Debt, together with the principal amount of any other Debt of the Company or any Significant Subsidiary in default, or the maturity of which has been accelerated, aggregates $50 million or more; provided that such default shall not be an Event of Default if such Debt is Debt of a Significant Subsidiary, is Non-Recourse to the Company in respect of the amounts not paid or due upon acceleration and the Company could, at the time of default, incur at least $1 of Debt under the "Limitation on Debt" covenant described above; and provided, further however, that, subject to certain provisions, the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by the Company, by the holder or an agent of the holder of any such Debt, by the trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the Holders of not less than 25% in the aggregate principal amount of the Notes at the time outstanding; (iv) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to the Notes or under the Notes and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or by the Holders of 25% or more in aggregate principal amount of the Notes; (v) one or more judgments or orders shall be entered by a court against the Company or any Significant Subsidiary for the payment of money in an amount which, individually or in the aggregate exceeds $50 million (excluding the amount thereof covered by insurance or by a bond written by third parties but treating any deductibles, self insurance or retentions as not so covered by insurance) and which judgments or orders shall not be discharged or waived, and shall remain outstanding and there shall be any period of 60 consecutive days following entry of such judgment or order in excess of $50 million or the judgment or order which causes the aggregate amount to exceed $50 million during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, that such a judgment or order shall not be an Event of Default if such judgment or order is against a Significant Subsidiary and does not require any payment by the Company and the Company could, at the expiration of the applicable 60 day period, incur at least $1 of Debt under the "Limitation on Debt" covenant described above; (vi) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its Material Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (vii) the Company or any of its Material Subsidiaries
(A) commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (C) effects any general assignment for the benefit of creditors.

If an Event of Default (other than an Event of Default specified in clauses (vi) or (vii) above that occurs with respect to the Company) occurs with respect to the Notes and is continuing under the Indenture, then, and in each and every such case either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, and accrued interest shall be immediately due and payable. If an Event of Default specified in clauses (vi) or (vii) above occurs with respect to the Company, the principal of, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable, subject to the prior payment in full of all Senior Debt, without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes may, by written notice to the Company and to the Trustee, waive all past defaults with respect to the Notes and rescind and annul a declaration of acceleration with respect to the Notes and its consequences if
(i) all existing Events of Default applicable to the Notes, other than the nonpayment of the principal of, Change in Control purchase price or premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of the Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of the Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such Holder or Holders offer and, if requested, provide the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of at least a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Notes to receive payment of the principal of, premium, if any, or interest on, such Notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

The Indenture will require certain officers of the Company to certify, on or before a date not more than four months after the end of each fiscal year, that to the best of such officers' knowledge, the Company has fulfilled all its obligations under the Indenture. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

MODIFICATION AND WAIVER

The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder: (i) to cure any ambiguity, defect, or inconsistency in the Indenture; provided that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect; (ii) to comply with the terms in "Restriction on Mergers, Consolidations and Sales of Assets" described below; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended; (iv) to evidence and provide for the acceptance of appointment with respect to the Notes of a successor Trustee; (v) to provide for uncertificated Notes and to make all appropriate changes for such purpose; and (vi) to make any change that does not materially and adversely affect the rights of any Holder.

The Indenture also provides that modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture with respect to the Notes, or (iv) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. It shall not be necessary for the consent of the Holders to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement, or waiver becomes effective, the Company shall give to the Holders affected thereby a notice briefly describing the amendment, supplement, or waiver. The Company will mail

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

supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

RESTRICTION ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS


The Company may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which properties and assets of the Company are transferred shall be a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume in writing all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction no Event of Default or event or condition which through the giving of notice of lapse of time or both would become an Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or the surviving entity would be able to incur at least $1 of Debt under the first paragraph of the "Limitation on Debt" covenant described above. Notwithstanding the foregoing, clause (iii) of the preceding sentence shall not prohibit a transaction, the principal purpose of which is (as determined in good faith by the Board of Directors as evidenced by a Board resolution) to change the state of incorporation of the Company, and such transaction does not have as one of its purposes the evasion of the limitations imposed by this covenant.

DEFEASANCE

DEFEASANCE AND DISCHARGE

The Indenture provides that the Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Notes of any series, on the 123rd day after the deposit referred to below has been made, and the provisions of the Indenture shall no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost, or mutilated Notes, to maintain paying agencies, and to hold monies for payment in trust) if, among other things, (A) the Company has irrevocably deposited with the Trustee, in trust, money and/or U.S. government obligations that through the payment of interest and principal in respect thereof, in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be, in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain, or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of section 547 of the United States Bankruptcy Code or section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, (D) the Company is not prohibited from making payments in respect of the Notes by the subordination provisions contained in the Indenture and (E) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance, and discharge.

DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to the covenants described in this Offering Memorandum under "Covenants" and clause (iv) under "Events of Default" with respect to such

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

covenants and clauses (iii) and (v) under "Events of Default" shall be deemed not to be Events of Default with respect to the Notes, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. government obligations through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes, on the Stated Maturity thereof or earlier redemption (irrevocably provided for under agreements satisfactory to the Trustee), as the case may be, in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C), (D), and (E) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders of the Notes will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit and defeasance of the covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

If the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity, but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CERTAIN DEFINITIONS

"Acquisition Debt" is defined to mean Debt of any Person existing at the time such Person became a Restricted Subsidiary of the Company (or such Person is merged into the Company or one of its Restricted Subsidiaries) or assumed in connection with the acquisition of assets from any such Person (other than assets acquired in the ordinary course of business), including Debt Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company (but excluding Debt of such Person which is extinguished, retired or repaid in connection with such Person becoming a Restricted Subsidiary of the Company).

"Adjusted Consolidated Net Income" is defined to mean, for any period, for any Person the aggregate Net Income (or loss) of such Person and its Consolidated Subsidiaries for such period determined in conformity with GAAP plus the Net Income of any Restricted Subsidiary of such Person for prior periods to the extent such Net Income is actually paid in cash to such Person during such period plus the Net Income of any Person (other than a Restricted Subsidiary) in which such Person has a joint interest with a third party for prior periods to the extent such Net Income is actually paid in cash to such Person during such period; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the Net Income (or loss) of any Person (other than a Restricted Subsidiary) in which such Person has a joint interest with a third party, except to the extent such Net Income is actually paid in cash to such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clauses (c)(1) or (c)(2) of the "Limitation on Restricted Payments" covenant described above (and in such case, except to the extent includible pursuant to clause (i) above), the Net Income (if positive) of such Person accrued prior to the date it becomes a Restricted Subsidiary of any other Person or is merged into or consolidated with such other Person or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such other Person or any of its Restricted Subsidiaries; (iii) the Net Income (or loss) of any Restricted Subsidiary of such Person, except to the extent such Net Income (if positive) is actually paid in cash to such Person during such period; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) the cumulative effect of a change in accounting principle; and (vi) any amounts paid or accrued as dividends on Preferred Stock of such Person or Preferred Stock of any Restricted Subsidiary of such Person.

"AES Hawaii" is defined to mean AES Hawaii Management Co., Inc., a Delaware corporation and a Subsidiary of the Company, and its successors.

"AES Oklahoma" is defined to mean AES Oklahoma Management Co., Inc., a Delaware corporation and a Subsidiary of the Company, and its successors.

"Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" (including, with

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

correlative meanings, the terms "controlling", "controlled by" and "under common control with") when used with respect to any Person is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset Acquisition" is defined to mean (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any of its Restricted Subsidiaries or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the Property of any Person other than the Company or any of its Restricted Subsidiaries that constitutes substantially all of an operating unit or business of such Person.

"Asset Disposition" is defined to mean, with respect to any Person, any sale, transfer, conveyance, lease or other disposition (including by way of merger, consolidation or sale-leaseback) by such Person or any of its Restricted
Subsidiaries to any Person (other than to such Person or a Consolidated Subsidiary of such Person and other than in the ordinary course of business) of
(i) any assets (excluding cash and cash equivalents) of such Person or any of its Restricted Subsidiaries or (ii) any shares of Capital Stock of such Person's Restricted Subsidiaries. For purposes of this definition, any disposition in connection with directors' qualifying shares or investments by foreign nationals mandated by applicable law shall not constitute an Asset Disposition. In addition, the term "Asset Disposition" shall not include any sale, transfer, conveyance, lease or other disposition of assets governed by the "Restriction on Mergers, Consolidations and Sales of Assets" covenant described above. The term "Asset Disposition" also shall not include (i) any sale of shares of Preferred Stock of a Restricted Subsidiary, (ii) the grant of a security interest by any Person in any assets or shares of Capital Stock securing a borrowing by, or contractual performance obligation of, such Person or any Restricted Subsidiary of such Person, (iii) a sale-leaseback transaction involving substantially all of the assets of a Power Supply Business where a Restricted Subsidiary of the Company sells the Power Supply Business to a Person in exchange for the assumption by that Person of the Debt financing the Power Supply Business and the Restricted Subsidiary leases the Power Supply Business from such Person,
(iv) dispositions of contract rights, development rights and resource data made in connection with the initial development of a Power Supply Business, made prior to the commencement of commercial operation of such Power Supply Business or (v) transactions made in order to enhance the repatriation of cash proceeds in connection with a Foreign Asset Disposition or in order to increase the after-tax proceeds thereof available for immediate distribution.

"Asset Sale" is defined to mean the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another
Restricted Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the Property that constitutes an operating unit or business of the Company or any of its Restricted Subsidiaries.

"Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security multiplied by (B) the amount of such principal payment by (ii) the sum of all such principal payments.

"Bank Agent" is defined to mean Morgan Guaranty Trust Company of New York, as agent for the Banks pursuant to the Bank Credit Agreement, and any successor or successors thereto in such capacity.

"Bank Credit Agreement" is defined to mean the Credit Agreement dated as of August 2, 1996 among the Company, the Banks named on the signature pages thereof and the Bank Agent, as such agreement has been and may be amended, restated, supplemented or otherwise modified from time to time, and includes any agreement extending the maturity of, or restructuring (including, but not limited to, the inclusion of additional borrowers thereunder that are Restricted Subsidiaries of the Company and whose obligations are guaranteed by the Company thereunder) all or any portion of, the Debt under such agreement or any successor agreements and includes any agreement with one or more banks or other lending institutions refinancing all or any portion of the Debt under such agreement or any successor agreements.

"Banks" is defined to mean the lenders who are from time to time parties to the Bank Credit Agreement.

"Board of Directors" is defined to mean either the Board of Directors of the Company or (except for the purposes of clause (iii) of the definition of "Change of Control") any committee of such Board duly authorized to act under the Indenture.

"Business Day" is defined to mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

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

"Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of, or interests in (however designated), the equity of such Person which is outstanding or issued on or after the Closing Date, including, without limitation, all Common Stock and Preferred Stock and partnership and joint venture interests of such Person.

"Capitalized Lease" is defined to mean, as applied to any Person, any lease of any Property of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

"Change of Control" is defined to mean the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company to any Person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of Persons,
(ii) a Person or group (as so defined) of Persons (other than management of the Company on the date of the Indenture or their Affiliates) shall have become the beneficial owner of more than 35% of the outstanding Voting Stock of the Company, or (iii) during any one-year period, individuals who at the beginning of such period constitute the Board of Directors (together with any new director whose election or nomination was approved by a majority of the directors then in office who were either directors at the beginning of such period or who were previously so approved) cease to constitute a majority of the Board of Directors.

"Closing Date" is defined to mean the date on which the Notes are originally issued under the Indenture.

"Common Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of common stock of such Person which is outstanding or issued on or after the date of the Indenture, including, without limitation, all series and classes of such common stock.

"Consolidated EBITDA" of any Person for any period is defined to mean the Adjusted Consolidated Net Income of such Person, plus (without duplication) (i) income taxes (other than income taxes (x) (either positive or negative) attributable to extraordinary and non-recurring gains or losses or Asset Sales and (y) actually payable with respect to such period) determined on a consolidated basis for such Person and its Consolidated Subsidiaries in accordance with GAAP to the extent payable by such Person, (ii) Consolidated Fixed Charges, (iii) depreciation and amortization expense for such period and prior periods, all determined on a consolidated basis for such Person and its Consolidated Subsidiaries in accordance with GAAP, but only to the extent that the positive cash flow associated with such depreciation and amortization expense is actually received in cash by such Person during such period and (iv) all other non-cash items reducing Net Income for such period and prior periods, all determined on a consolidated basis for such Person and its Consolidated Subsidiaries in accordance with GAAP, but only to the extent that the positive cash flow associated with such non-cash items is actually received in cash by such Person during such period, and less (without duplication) (i) all non-cash items increasing Net Income of such Person during such period and prior periods, but only to the extent that positive cash flow associated with such non-cash items in not actually received in cash by such Person during such period, and
(ii) the aggregate amount of any capitalized expenses (including capitalized interest) paid by such Person during such period which have the effect of increasing Net Income for such period.

"Consolidated Fixed Charges" of any Person is defined to mean, for any period, the aggregate of (i) Consolidated Interest Expense, (ii) the interest component of Capitalized Leases, determined on a consolidated basis for such Person and its Consolidated Subsidiaries in accordance with GAAP, excluding any interest component of Capitalized Leases in respect of that portion of a Capitalized Lease Obligation of a Restricted Subsidiary that is Non-Recourse to such Person and (iii) cash and non-cash dividends due (whether or not declared) on any Redeemable Stock of such Person.

"Consolidated Interest Expense" of any Person is defined to mean, for any period, the aggregate interest expense in respect of Debt (including amortization of original issue discount and non-cash interest payments or accruals) of such Person and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Agreements and any amounts paid during such period in respect of such interest expense, commissions, discounts, other fees and charges that have been capitalized; provided that Consolidated Interest Expense of the Company shall not include any interest expense (including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Agreements) in respect of that portion of Debt of a Restricted Subsidiary of the Company that is Non-Recourse to the Company; and

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

provided further that Consolidated Interest Expense of the Company in respect of a Guarantee by the Company of Debt of a Restricted Subsidiary shall be equal to the commissions, discounts, other fees and charges that would be due with respect to a hypothetical letter of credit issued under the Bank Credit Agreement that can be drawn by the beneficiary thereof in the amount of the Debt so guaranteed if (i) the Company is not actually making directly or indirectly interest payments on such Debt and (ii) GAAP does not require the Company on an unconsolidated basis to record such Debt as a liability of the Company.

"Consolidated Subsidiary" is defined to mean at any date with respect to any Person, any Subsidiary of such Person or other entity the accounts of which would be consolidated with those of such Person in its consolidated financial statements if such statements were prepared as of such date, other than an Unrestricted Subsidiary.

"Consolidated Total Assets" is defined to mean, with respect to any Person at any time, the total assets of such Person and its Consolidated Subsidiaries at such time determined in conformity with GAAP.

"Currency Agreement" is defined to mean, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person or any of its Restricted
Subsidiaries against fluctuations in currency values to or under which such Person or any of its Restricted Subsidiaries is a party or a beneficiary on the Closing Date or becomes a party or a beneficiary thereafter.

"Debt" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such asset, the amount of such Debt shall be limited to the lesser of the fair market value of such asset or the amount of such Debt, (vii) all Debt of others Guaranteed by such Person to the extent such Debt is Guaranteed by such Person, (viii) all Redeemable Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all obligations of such Person under Currency Agreements and Interest Rate Agreements.

"Designated Senior Debt" is defined to mean (i) Debt under the Bank Credit Agreement and (ii) Debt constituting Senior Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and
(B) is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

"Excess Cash Flow" of any Person for any period is defined to mean Consolidated EBITDA less Consolidated Fixed Charges less any income taxes actually paid by such Person during such period.

"Finance Subsidiary" is defined to mean a Wholly-Owned Subsidiary of the Company that does not engage in any activity other than (i) the holding of Debt of the Company that both (x) is subordinated to the Notes and (y) provides for no payments of principal by way of sinking fund, mandatory redemption or otherwise prior to the maturity of the Notes, (ii) the issuance of Capital Stock and (iii) any activity necessary, incidental or related to the foregoing.

"Fixed Charge Ratio" is defined to mean the ratio, on a pro forma basis, of (i) the aggregate amount of Consolidated EBITDA of any Person for the Reference Period immediately prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Ratio (the "Transaction Date") to (ii) the aggregate Consolidated Fixed Charges of such Person during such Reference
Period; provided that for purposes of such computation, in calculating Consolidated EBITDA and Consolidated Fixed Charges, (1) the Incurrence of the Debt giving rise to the need to calculate the Fixed Charge Ratio and the application of the proceeds therefrom shall be assumed to have occurred on the first day of the Reference Period, (2) Asset Sales and Asset Acquisitions which occur during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date (but including any Asset Acquisition to be made with the Debt Incurred pursuant to clause (1) above) shall be assumed to have occurred on the first day of the Reference Period, (3) the Incurrence of any Debt during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date and the application of the proceeds therefrom shall be assumed to have occurred on the first day of such Reference Period, (4) Consolidated Interest Expense attributable to any Debt (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire

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period unless such Person or any of its Restricted Subsidiaries is a party to an
Interest Rate Agreement (which shall remain in effect for the twelve month period after the Transaction Date) which has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used and (5) there shall be excluded from Consolidated Fixed Charges any Consolidated Fixed Charges related to any amount of Debt which was outstanding during and subsequent to the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Fixed Charges actually incurred with respect to Debt borrowed (as adjusted pursuant to clause (4)) (x) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date or (y) pursuant to clause (iv) in the "Limitation on Debt" covenant described above. For the purpose of making this computation, Asset Sales and Asset Acquisitions which have been made by any Person which has become a Restricted Subsidiary of the Company or been merged with or into the Company or any Restricted Subsidiary of the Company during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date shall be calculated on a pro forma basis (including all of the calculations referred to in clauses (1) through (5) above assuming such Asset Sales or Asset Acquisitions occurred on the first day of the Reference Period).

"Foreign Asset Disposition" is defined to mean any Asset Disposition in respect of the Capital Stock and/or Property of any Restricted Subsidiary of any Person where such Restricted Subsidiary is organized under the laws of any jurisdiction other than the U.S. or any state thereof or any Restricted Subsidiary of the type described in Section 936 of the Internal Revenue Code of 1986, as amended, to the extent that the proceeds of such Asset Disposition are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the U.S. or any state thereof.

"GAAP" is defined to mean generally accepted accounting principles in the U.S. as in effect as of the date of the Indenture applied on a basis consistent with the principles, methods, procedures and practices employed in the preparation of the Company's audited financial statements, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession.

"Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keepwell, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Holder", "holder of Securities", "Securityholder" and other similar terms mean the registered holder of any Security.

"Incur" is defined to mean, with respect to any Debt, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Debt; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Debt.

"Independent Financial Advisor" is defined to mean a nationally recognized investment banking firm (i) which does not (and whose directors, officers, employees and Affiliates do not) have a direct or indirect material financial interest in the Company and (ii) which, in the sole judgment of the Board of Directors, is otherwise independent and qualified to perform the task for which such firm is being engaged.

"Interest Rate Agreement" is defined to mean, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates to or under which such Person or any of its Restricted Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

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"Intermediate  Holding Company" is defined to mean any Restricted  Subsidiary of the Company that serves as a holding company for the Company's direct or indirect interests in Power Supply Businesses and Unrelated Businesses.

"Investment" in a Person is defined to mean any investment in, loan or advance to, Guarantee on behalf of, directly or indirectly, or other transfer of assets to such Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described above, "Investment" shall include (i) the fair market value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from any Person shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

"Investment Grade" is defined to mean, with respect to any security, a rating of Baa3 or higher of such security by Moody's Investors Service Inc. together with a rating of BBB- or higher of such security by Standard & Poor's Corporation.

"Joint Venture" is defined to mean a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided that, as to any such arrangement in corporate form, such corporation shall not, as to any Person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such Person is a party.

"Lien" is defined to mean, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of the Indenture, the Company shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

"Material AES Entity" is defined to mean (i) any Subsidiary Guarantor, (ii) any of AES Connecticut Management Co., Inc., AES Thames, Inc., AES Barbers Point, Inc. and AES Shady Point, Inc. and (iii) any other Person in which the Company has a direct or indirect equity Investment if such Person's contribution to Consolidated EBITDA of the Company for the four most recently completed fiscal quarters of the Company constitutes 15% or more of the Consolidated EBITDA of the Company for such period, in each case, other than an Unrestricted Subsidiary.

"Material Subsidiary" of a Person is defined to mean, as of any date, any Restricted Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X.

"Net Cash Proceeds" from an Asset Disposition is defined to mean cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of such note or receivable), excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property disposed of in such Asset Disposition or received in any other noncash form) therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including, without limitation, consent and waiver fees and any applicable premiums, earn-out or working interest payments or payments in lieu or in termination thereof), and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP (i) as a consequence of such Asset Disposition, (ii) as a result of the repayment of any Debt in any jurisdiction other than the jurisdiction where the Property disposed of was located or (iii) as a result of any repatriation to the U.S. of any proceeds of such Asset Disposition, and in each case net of a reasonable reserve for the after tax-cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by the Company or any of its Restricted Subsidiaries in connection with such Asset Disposition (but excluding any payments, which by the terms of the indemnities will not, under any circumstances, be made during the term of the Notes), and net of all payments made on any Debt which is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments made to minority interest holders in Restricted Subsidiaries or Joint Ventures as a result of such Asset Disposition.

"Net  Income"  of any  Person  for any  period is defined to mean the net income
(loss) of such Person for such period, determined in accordance with GAAP, except that extraordinary and non-recurring gains and losses as determined in accordance with GAAP shall be excluded.

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

"Net Worth" of any Person is defined to mean, as of any date, the aggregate of capital, surplus and retained earnings (including any cumulative translation adjustment) of such Person and its Consolidated Subsidiaries as would be shown on a consolidated balance sheet of such Person and its Consolidated Subsidiaries prepared as of such date in accordance with GAAP.

"Non-Recourse" to a Person as applied to any Debt (or portion thereof) is defined to mean that such Person is not directly or indirectly liable to make any payments with respect to such Debt (or portion thereof), that no Guarantee of such Debt (or portion thereof) has been made by such Person and that such Debt (or portion thereof) is not secured by a Lien on any asset of such Person.

"Opinion of Counsel" is defined to mean an opinion in writing signed by legal counsel who may be an employee of or counsel to the Company or who may be other counsel satisfactory to the Trustee. Each such opinion shall comply with Section 314 of the Trust Indenture Act of 1939, as amended, and include the statements provided for in the Indenture, if and to the extent required thereby.

"Permitted Investment" is defined to mean any Investment of the type specified in clauses (iv) or (vi) of the definition of Restricted Payment which is made directly or indirectly by the Company and its Restricted Subsidiaries; provided that (i) at the time such Investment is made, the Company could Incur at least $1 of Debt under the first paragraph of the "Limitation on Debt" covenant described above; (ii) at the time such Investment is made, no Event of Default or event that, after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) after giving effect to the Investment, the aggregate Investments made by the Company and its Restricted Subsidiaries in the applicable Person and in any other Persons that have a direct or indirect interest in the same Power Supply Business or Unrelated Business does not exceed 40% of the Net Worth of the Company as of the end of its most recently ended fiscal quarter; (iv) the Person in which the Investment is made is engaged only in the businesses described in the "Limitation on Business" covenant described above; and (v) the Company directly or through its Restricted Subsidiaries either (x) controls, under an operating and management agreement or otherwise, the day to day management and operation of any Power Supply Business or Unrelated Business of the Person in which the Investment is made or (y) has significant influence over the management and operation of any such Power Supply Business or Unrelated Business in connection with such management or operation. To the extent that an Investment is not a Permitted Investment only because the aggregate investment limitation in clause
(iii) above is not satisfied, such Investment shall be treated as a Permitted Investment to the extent of the limitation and any excess Investment shall be subject to the other restrictions of the "Limitation on Restricted Payments" covenant described above.

"Permitted Payments" is defined to mean with respect to the Company or any of its Restricted Subsidiaries (i) any dividend on shares of Capital Stock payable (or to the extent paid) solely in shares of Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to purchase Capital Stock (other than Redeemable Stock) and any distribution of Capital Stock (other than Redeemable Capital Stock) in respect of the exercise of any right to convert or exchange any instrument (whether Debt or equity and including Redeemable Stock);
(ii) any dividend or other distribution payable to the Company by any of its Restricted Subsidiaries or by a Restricted Subsidiary to another Restricted Subsidiary; (iii) the repurchase or other acquisition or retirement for value of any shares of the Company's Capital Stock, or any option, warrant or other right to purchase shares of the Company's Capital Stock with additional shares of, or out of the proceeds of a substantially contemporaneous issuance of, Capital Stock other than Redeemable Stock (unless the redemption provisions of such Redeemable Stock prohibit the redemption thereof prior to the date on which the Capital Stock to be acquired or retired was by its terms required to be redeemed); (iv) any defeasance, redemption, repurchase or other acquisition for value of any Debt which by its terms ranks pari passu with, or subordinate in right of payment to the Notes with the proceeds from the issuance of (x) Debt which is also pari passu with the Notes or subordinate to the Notes at least to the extent and in the manner as the Debt to be defeased, redeemed, repurchased or otherwise acquired is subordinate in right of payment to, the Notes; provided that such new pari passu or subordinated Debt provides for no payments of principal by way of sinking fund, mandatory redemption or otherwise (including defeasance) by the Company (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to a "change of control" or "limitation on asset sale" covenant which is no more favorable to the holders of such Debt than the provisions contained in the Debt being replaced or, if none, the "Repurchase of Notes Upon a Change in Control" and "Limitation on Asset Dispositions" covenants described above) prior to the maturity of Debt being replaced and the proceeds of such new pari passu or subordinated Debt are utilized for such purpose within 45 days of issuance or
(y) Capital Stock (other than Redeemable Stock); (v) in respect of any actual payment on account of an Investment which is not fixed in amount at the time when made, the amount determined by the Board of Directors to be a Restricted Payment on the date such Investment was originally deemed to have been made (the "Original Restricted Payment Charge") plus an amount equal to the interest on a hypothetical

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investment in a principal amount equal to the Original Restricted Payment Charge assuming interest at the rate of 7% per annum compounded annually for a period beginning on the date the Investment was originally deemed to have been made and ending with respect to any portion of the Original Restricted Payment Charge actually paid on the date of actual payment, less any actual payments previously made on account of such Investment; provided that the Permitted Payment under this clause (v) shall in no event exceed the payment actually made; (vi) the declaration and payment of dividends to holders, or any payment on account of the purchase, redemption, retirement or acquisition for value, of any class or series of Redeemable Stock; or (vii) a Permitted Investment.

"Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Power Supply Business" is defined to mean an electric power or thermal energy generation or cogeneration facility or related facilities, or electric power transmission, distribution, fuel supply or fuel transportation facilities, or any combination thereof, all subject to related security interests under related project financing arrangements, together with its or their related power supply, thermal energy and fuel contracts as well as other contractual arrangements with customers, suppliers and contractors.

"Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of preferred or preference stock of such Person which is outstanding or issued on or after the date of the Indenture.

"Property" of any Person is defined to mean all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person under GAAP.

"Qualified Capital Stock" is defined to mean any Capital Stock of a Person that is not Redeemable Stock.

"Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for (unless solely at the option of the Company) Capital Stock referred to in clause (i) or
(ii) above or Debt having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or a "change of control" occurring prior to the Stated Maturity of the Securities shall not constitute Redeemable Stock if the "asset sale" or "change of control" provision applicable to such Capital Stock is no more favorable to the holders of such Capital Stock than the provisions contained in the "Limitation on Asset Dispositions" and "Repurchase of Notes upon a Change of Control" covenants described above, and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of Notes required to be repurchased by the Company under the "Limitation on Asset Dispositions" and "Repurchase of Notes upon a Change of Control" covenants described above.

"Reference Period" is defined to mean the four fiscal quarters for which financial information is available preceding the date of a transaction giving rise to the need to make a financial calculation.

"Responsible Officer" when used with respect to the Trustee is defined to mean any officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Restricted Payment" is defined to mean, with respect to any Person, (i) any dividend or other distribution on any shares of such Person's Capital Stock;
(ii) any payment on account of the purchase, redemption, retirement or acquisition for value of such Person's Capital Stock; (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value prior to scheduled maturity of any Debt subordinated in right of payment to the Notes and having a maturity date after the maturity of the Notes; (iv) any Investment in a Restricted Subsidiary after the occurrence of an event of default, as defined in any indenture or instrument evidencing or under which such Restricted Subsidiary has at the date of the Indenture or shall thereafter have outstanding any Debt, shall happen and be continuing; (v) any Investment in an Unrestricted Subsidiary; (vi) any Investment made in an Affiliate (other than a Person that constitutes an Affiliate solely because of the Company's, or a Restricted Subsidiary of the Company's, control of such Person) and (vii) the conversion of such Person's Capital Stock into Debt of such Person or its Restricted
Subsidiaries. Notwithstanding the foregoing, "Restricted Payment" shall not include any Permitted Payment.

"Restricted Subsidiary" is defined to mean any Subsidiary other than an Unrestricted Subsidiary.


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"Security" or  "Securities"  is defined to mean any Notes or Notes,  as the case may be, authenticated and delivered under the Indenture.

"Senior Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the issuance of the Securities; provided that Senior Debt shall not include (i) the Company's 9 3/4 % Senior Subordinated Notes due 2000 and 10 1/4 % Senior Subordinated Notes due 2006 which rank pari passu to the Notes, (ii) Debt of the Company to any Affiliate, (iii) Debt that, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, was without recourse to the Company, (iv) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Notes and (v) Redeemable Stock of the Company.

"Significant Subsidiary" of a Person is defined to mean, as of any date, any Restricted Subsidiary which has two or more of the following attributes: (i) it contributes 20% or more of such Person's Excess Cash Flow for its most recently completed fiscal quarter or (ii) it contributes 15% or more of Net Income before tax of such Person and its Consolidated Subsidiaries for such Person's most recently completed fiscal quarter or (iii) it constitutes 20% or more of Consolidated Total Assets of such Person at the end of such Person's most recently completed fiscal quarter.

"Stated Maturity" is defined to mean, with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which any principal of such debt security or any such installment of interest is due and payable.

"Subsidiary" is defined to mean, with respect to any Person, any corporation or other entity of which a majority of the Capital Stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

"Subsidiary Guarantors" is defined to mean (i) prior to the first day, if any, on which the Company's long-term debt is rated BBB- or higher by Standard & Poor's Ratings Group and Baa3 or higher by Moody's Investors Service, Inc., AES Oklahoma and AES Hawaii, and (ii) on and after such first day, if any, AES Hawaii.

"Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Restricted Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"Unrelated Business" is defined to mean any business not of the same general type now conducted by the Company and its Restricted Subsidiaries.

"Unrestricted Subsidiary" is defined to mean (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so designated, provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Debt of the Subsidiary being so designated shall be deemed an "Incurrence" of such Debt and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either
(I) the  Subsidiary  to be so  designated  has total assets of $1,000 or less or
(II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Debt and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Restricted Subsidiary Debt" and "Limitation on Restricted Payments" covenants described above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Government Obligations" is defined to mean securities which are (i) direct obligations of the U.S. for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the U.S. the payment of which is unconditionally guaranteed as a full faith and credit obligation by the U.S., which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

"Voting Stock" is defined to mean, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors of such Person.

"Wholly-Owned Subsidiary" is defined to mean, with respect to any Person, any Restricted Subsidiary of such Person if all the Capital Stock or other ownership interests in such Restricted Subsidiary having ordinary voting power to elect the entire board of directors or entire group of other persons performing similar functions (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not result in any federal income tax consequences to Holders. When a Holder exchanges an Old Note for a New Note pursuant to the Exchange Offer, the Holder will have the same adjusted basis and holding period in the New Note as in the Old Note immediately before the exchange.

                              PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.


                                  LEGAL MATTERS

The legality of the New Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.

                                     EXPERTS

The financial statements as of December 31,1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and the related financial statement schedules incorporated by reference in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditng.

The financial statements of Companhia Energetica de Mina Gerais- CEMIG for the years ended December 31, 1996 and 1995, prepared in accordance with accounting princlpes generally accepted in Brazil, incorporated by reference in this Prospectus from Item 7 of the Current Report on Form 8-K of The AES Corporation filed July 16, 1997, have been audited by Price Waterhouse Auditores Independentes, Belo Horizonte, Brazil, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

This Prospectus constitutes a part of the Registration Statement on Form S-4 under the Securities Act filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Notes offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

AES is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (i) all quarterly and annual financial information that would be required to file such forms, including contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent auditors and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or any beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Current Reports on Form 8-K filed on July 16, 1997, July 15, 1997, July 14, 1997, July 3, 1997, March 24, 1997, March 13, 1997, February 18, 1997 and January 30, 1997
and the Company's Current Report on Form 8-K/A filed on August 5, 1997.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offering being made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to William R. Luraschi, General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209, telephone (703) 522-1315.

                     THE AES CORPORATION AND SUBSIDIARIES
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                             Page
                                                                                             -----
Independent Auditors' Report  ............................................................   F-2
Consolidated Balance Sheets at December 31, 1996 and 1995 and March 31, 1997 (unaudited)     F-3
Consolidated Statements of Operations--For the Years Ended December 31, 1996, 1995 and
1994 and For
 the Three Months Ended March 31, 1997 and 1996 (quarterly unaudited)   ..................   F-4
Consolidated Statements of Cash Flow--For the Years Ended December 31, 1996, 1995 and
1994 and For
 the Three Months Ended March 31, 1997 and 1996 (quarterly unaudited)   ..................   F-5
Notes to Consolidated Financial Statements--For the Years Ended December 31, 1996, 1995      F-6
  and 1994  .

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders
Of The AES Corporation:

We have audited the accompanying consolidated balance sheets of The AES Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The AES Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Washington, DC
January 30, 1997, except for the penultimate paragraph of Note 6 as to which the date is March 13, 1997, and Note 13, as to which the date is June 30, 1997

                      THE AES CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                             --------------------------------------
                                                                                  DECEMBER 31,         MARCH 31,
                                                                             -----------------------   ------------
                                                                                1996         1995        1997
In millions, except par values                                               ----------   ----------   ------------
                                                                                                       (unaudited)
ASSETS
Current Assets:
 Cash and cash equivalents   .............................................   $  185       $  239        $  423
 Short-term investments   ................................................       20           58            26
 Accounts receivable, net ................................................       95           54            86
 Inventory ...............................................................       81           36            71
 Receivable from affiliates  .............................................        9           11            12
 Deferred income taxes ...................................................       65           21            49
 Prepaid expenses and other current assets  ..............................       47           27            63
                                                                             -------      -------       -------
Total current assets   ...................................................      502          446           730
Property, Plant and Equipment:
 Land   ..................................................................       30            9            30
 Electric and steam generating facilities   ..............................    1,884        1,594         1,889
 Furniture and office equipment ..........................................       14           11            14
 Accumulated depreciation and amortization  ..............................     (282)        (222)         (295)
 Construction in progress ................................................      574          158           666
                                                                             -------      -------       -------
Property, plant and equipment, net .......................................    2,220        1,550         2,304
Other Assets:
 Deferred costs, net   ...................................................       47           32            59
 Project development costs   .............................................       53           41            59
 Investments in and advances to affiliates  ..............................      491           48           590
 Debt service reserves and other deposits   ..............................      175          168           207
 Goodwill & other intangible assets, net .................................       52           37            52
                                                                             -------      -------       -------
 Other assets ............................................................       82           19            77
                                                                             -------      -------       -------
Total other assets  ......................................................      900          345         1,044
                                                                             -------      -------       -------
Total   ..................................................................   $3,622       $2,341        $4,078
                                                                             =======      =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable   ......................................................   $   64       $   33        $   61
 Income taxes payable  ...................................................                                   4
 Accrued interest   ......................................................       25           12            31
 Accrued and other liabilities  ..........................................       95           49            70
 Other notes payable -- current portion  .................................       88           50            --
 Project financing debt -- current portion  ..............................      110           84           110
                                                                             -------      -------       -------
Total current liabilities ................................................      382          228           276
Long-Term Liabilities:
 Project financing debt   ................................................    1,558        1,098         1,841
 Other notes payable   ...................................................      450          125           325
 Deferred income taxes ...................................................      243          170           228
 Other long-term liabilities .............................................       55           13            56
                                                                             -------      -------       -------
Total long-term liabilities  .............................................    2,306        1,406         2,450
Minority Interest   ......................................................      213          158           211
Commitments and Contingencies   ..........................................       --           --            --
Company-obligated Mandatorily Redeemable Preferred Securities of
 AES .....................................................................       --           --           250
Stockholders' Equity:
Preferred stock (no par value; 1 million shares authorized; none issued)..       --           --            --
Common stock ($.01 par value; 100 million shares authorized; shares
 issued and outstanding: 1996 -- 77.4 million; 1995 -- 74.8 million)......        1            1             1
Additional paid-in capital   .............................................      360          293           509
Retained earnings   ......................................................      396          271           436
Cumulative foreign currency translation adjustment   .....................      (33)         (10)          (52)
Less treasury stock at cost (1996 -- .1 million shares; 1995 -- .3 million
 shares)   ...............................................................       (3)          (6)           (3)
                                                                             -------      -------       -------
Total stockholders' equity   .............................................      721          549           891
                                                                             -------      -------       -------
Total   ..................................................................   $3,622       $2,341        $4,078
                                                                             =======      =======       =======

                See Notes to Consolidated Financial Statements.

                     THE AES CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                               -----------------------------------------------------
                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                                         DECEMBER 31,                  MARCH 31,
                                                               ---------------------------------   -----------------
                                                                 1996        1995        1994      1997      1996
In millions, except per share amounts                          ---------   ---------   ---------   -------   -------
                                                                                                      (unaudited)
REVENUES:
 Sales   ...................................................    $  824      $  672      $  514     $258      $171
 Services   ................................................        11           7          19       3         1
                                                                ------      ------      ------      -----     ------
Total revenues .............................................       835         679         533     261       172

OPERATING COSTS AND EXPENSES:
 Cost of sales .............................................       495         388         252     165        97
 Cost of services ..........................................         7           6          13       2         1
 Selling, general and administrative expenses   ............        35          32          32       9         9
 Provision to reduce contract receivable  ..................        20          --          --       7        --
                                                                ------      ------      ------      -----    -------
Total operating costs and expenses  ........................       557         426         297     183        107
                                                                ------      ------      ------     ------    -------
Operating Income  ..........................................       278         253         236      78        65

OTHER INCOME AND (EXPENSE):
 Interest expense ..........................................      (144)       (127)       (125)    (44)      (30)
 Interest income  ..........................................        24          27          22       8         5
 Equity in earnings of affiliates (net of income tax)               35          14          12      16         5
                                                                ------      ------      ------     ------     ------
INCOME BEFORE INCOME TAXES,
 MINORITY INTEREST,
 AND EXTRAORDINARY ITEM ....................................       193         167         145      58        45
INCOME TAXES   .............................................        60          57          44      16        15
MINORITY INTEREST ..........................................         8           3           3       2         1
                                                                ------      ------      ------      -----     ------
INCOME BEFORE EXTRAORDINARY ITEM ...........................       125         107          98      40        29
Extraordinary item -- net gain on extinguishment of
 debt (less applicable income taxes of $1)..................        --          --           2      --        --
                                                                ------      ------      ------     ------    -------
NET INCOME  ................................................    $  125      $  107      $  100     $40       $29
                                                                ======      ======      ======     ======    =======
NET INCOME PER SHARE:
 Before extraordinary gain .................................    $ 1.62      $ 1.41      $ 1.30     $0.50     $0.38
 Extraordinary gain  .......................................        --          --        0.02      --        --
                                                                ------      ------      ------     ------    -------
NET INCOME PER SHARE .......................................    $ 1.62      $ 1.41      $ 1.32     $0.50     $0.38
                                                                ======      ======      ======     ======    =======

                See Notes to Consolidated Financial Statements.

                     THE AES CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         -------------------------------------------------------------
                                                                                                      THREE MONTHS
                                                                   FOR THE YEARS ENDED                    ENDED
                                                                       DECEMBER 31,                     MARCH 31,
                                                         ----------------------------------------   -----------------
                                                               1996          1995         1994       1997      1996
In millions, except per share amounts                    -------------   -----------   ----------   --------   ------
                                                                                                       (unaudited)
OPERATING ACTIVITIES:
Net income  ..........................................    $    125        $  107       $  100        $40        $29
Adjustments to net income: ...........................
 Depreciation and amortization   .....................          65            55           43         15         14
 Provision for deferred taxes ........................          26            48           39          5         14
 Undistributed earnings of affiliates  ...............         (20)            3           (3)       (16)        (4)
 Payments for deferred financing costs ...............         (13)           (3)          (6)        --         --
 Other   .............................................           6             4           --        (12)         1
 Changes in working capital   ........................          (7)          (17)          (9)       (22)        (9)
                                                          ---------       -------      -------      -------    ------
Net cash provided by operating activities ............         182           197          164         10         45

INVESTING ACTIVITIES:
Property additions   .................................        (506)         (171)         (10)       (97)       (45)
Acquisitions, net of cash acquired  ..................        (148)         (121)          --         --        (20)
Sale of short-term investments   .....................         103           254          132         --          8
Purchase of short-term investments  ..................         (66)         (218)        (204)        (6)        --
Affiliate advances and investments  ..................        (430)          (10)          --        (90)        (1)
Project development costs  ...........................         (16)          (22)         (17)        (6)        (2)
Debt service reserves and other assets ...............         (72)          (55)         (21)       (39)        (6)
                                                          ---------       -------      -------      -------    ------
Net cash used in investing activities  ...............      (1,135)         (343)        (120)      (238)       (66)

FINANCING ACTIVITIES:
Net borrowings (repayments) under the revolver  ......         163            50           --       (213)       (19)
Issuance of company-obligated mandatorily
 redeemable preferred securities ("TECONS")  .........          --            --           --        244         --
Issuance of project financing debt and other notes
 payable .............................................         802           133           --        296         20
Repayments of project financing debt   ...............         (75)          (63)         (72)       (12)       (12)
Other liabilities ....................................          (3)            8           --         --         --
Contributions by minority interests ..................          10             7          152          2         (1)
Sale (repurchase) of common stock   ..................           2            (5)          --        149          1
                                                          ---------       -------      -------      -------    ------
Net cash provided by financing activities ............         899           130           80        466        (11)
INCREASE/(DECREASE) IN CASH AND CASH
 EQUIVALENTS   .......................................         (54)          (16)         124        238        (32)
CASH AND CASH EQUIVALENTS, BEGINNING   ...............         239           255          131        185        239
                                                          ---------       -------      -------       ------    ------
CASH AND CASH EQUIVALENTS, ENDING   ..................    $    185        $  239       $  255       $423       $207
                                                          =========       =======      =======      =======    ======
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest ...........................    $    134        $  120       $  127        $38        $23
Cash payments for income taxes   .....................          32             6            3         11          1

                See Notes to Consolidated Financial Statements.

                     THE AES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. General and Summary of Significant Accounting Policies

The AES Corporation and its subsidiaries and affiliates (collectively "AES" or the "Company") is a global power company primarily engaged in developing, owning and operating electric power generating facilities.


PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of AES, its subsidiaries and controlled affiliates. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method. The accounts of AES China Generating Co. Ltd. ("AES Chigen"), a controlled affiliate, are consolidated based on its fiscal year ended November 30. Intercompany transactions and balances have been eliminated.


CASH AND CASH EQUIVALENTS -- The Company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities with an original maturity of three months or less as cash and cash equivalents.


INVESTMENTS -- Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost. Other investments that the Company does not intend to hold to maturity are classified as available-for-sale, and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Interest and dividends on investments are reported in interest income. Short-term investments consist of investments with original maturities in excess of three months but less than one year. Debt service reserves and other deposits, which might otherwise be considered cash and cash equivalents are treated as noncurrent assets (see Note 3).


INVENTORY -- Inventory, valued at the lower of cost or market (first in, first out method), consists of coal, raw materials, spare parts, and supplies. Inventory consists of the following (in millions):

                                              --------------
                                               December 31,
                                              --------------
                                              1996     1995
                                              ------   -----
Coal and other raw materials   ............   $57      $ 24
Spare parts, materials and supplies  ......   24       12
                                              ----     -----
Total  ....................................   $81      $36
                                              ====     =====


PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost including the cost of improvements. Depreciation, after consideration of salvage value, is computed using the straight-line method over the estimated composite lives of the assets, which range from 3 to 40 years. Maintenance and repairs are charged to expense as incurred. Emergency and rotable spare parts inventories are included in electric and steam generating facilities and are depreciated over the useful life of the related components.


INTANGIBLE ASSETS -- Goodwill and other intangible assets are amortized on a straight-line basis over their estimated periods of benefit or their estimated lives, which range from 30 to 40 years. Intangible assets at December 31, 1996 and 1995 are shown net of accumulated amortization of $3 million and $1 million, respectively. The Company will review its goodwill and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.


CONSTRUCTION IN PROGRESS -- Construction progress payments, engineering costs, insurance costs, wages, interest and other costs relating to construction in progress are capitalized. Construction in progress balances are transferred to electric and steam generating facilities when the assets are ready for their intended use. Interest capitalized during development and construction totaled $27 million, $8 million and $2 million in 1996, 1995 and 1994, respectively.


DEFERRED COSTS -- Financing costs are deferred and amortized using the straight-line method over the related financing period, which does not differ materially from the effective interest method of amortization. Deferred costs are shown net of accumulated amortization of $36 million and $31 million for 1996 and 1995, respectively.

PROJECT DEVELOPMENT COSTS -- The Company capitalizes the costs of developing new projects. These costs represent amounts incurred for professional services, salaries, permits, options, capitalized interest and other related direct costs. These costs are included in investments in affiliates, or property when financing is obtained, or expensed at the time the Company determines that a particular project will no longer be developed. The continued capitalization is subject to on-going risks related to successful completion, including those related to political, siting, financing, construction, permitting and contract compliance. Certain reimbursable costs related to one of the projects have been classified as other assets at December 31, 1996.


FOREIGN CURRENCY TRANSLATION -- Foreign subsidiaries and affiliates translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process, and gains and losses on intercompany transactions which are long-term in nature, and which the Company does not intend to repatriate are shown in the cumulative foreign currency translation adjustment balance in the stockholders' equity section of the balance sheet. The revenue and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars at the average exchange rates that prevailed during the period.


REVENUE RECOGNITION AND CONCENTRATION -- Revenues from the sale of electricity and steam are recorded based upon output delivered and capacity provided at rates as specified under contract terms. Most of the Company's power plants rely primarily on one power sales contract with a single customer for the majority of its revenues. Five customers accounted for 20%, 16%, 16%, 11% and 10% of revenues in 1996, four customers accounted for 24%, 18%, 18% and 13% of revenues in 1995, and four customers accounted for 31%, 23%, 22% and 11% of revenues in 1994. The prolonged failure of any of these customers to fulfill its contractual obligations could have a substantial negative impact on AES's revenues and profits. However, the Company does not anticipate non-performance by the customers under these contracts.


INTEREST RATE SWAP AND CAP AGREEMENTS -- The Company enters into interest rate swap and cap agreements as a hedge against interest rate exposure on floating rate project financing debt. The transactions are accounted for as a hedge and interest is expensed or capitalized, as appropriate, using the effective interest rates. Any fees or payments are amortized as yield adjustments. These derivative financial instruments are classified as other than trading.


NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common stock and common stock equivalents outstanding, after giving effect to stock splits and stock dividends. Common stock equivalents result from dilutive stock options, warrants and deferred compensation arrangements. The effect of such common stock equivalents on net income per share is computed using the treasury stock method. The shares used in computing net income per share were 77.3 million, 75.9 million, and 75.8 million for 1996, 1995 and 1994, respectively. Primary and fully diluted earnings per share are approximately the same.


NEW  ACCOUNTING  PRONOUNCEMENTS  --  Statement of Financial Accounting Standards
(SFAS) No. 128 "Earnings Per Share," was issued in early 1997. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. SFAS No. 128 requires the Company to compute and present basic and diluted earnings per share. Had the Company computed earnings per share in accordance with SFAS No. 128 the basic and diluted amounts would have been as follows:

                                     ----------------------------------------------
                                                                    QUARTERS ENDED
                                      YEARS ENDED DECEMBER 31,        MARCH 31,
                                     ---------------------------   ----------------
                                     1996      1995      1994      1997      1996
                                     -------   -------   -------   -------   ------
                                                                     (unaudited)
Basic earnings per share .........   $1.65     $1.43     $1.34     $0.52     $0.38
Diluted earnings per share  ......   $1.59     $1.40     $1.31     $0.50     $0.37

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.


RECLASSIFICATIONS -- Certain reclassifications have been made to prior period amounts to conform with the 1996 presentation.

UNAUDITED QUARTERLY DATA -- Such data, includes all such adjustments considered necessary for a fair presentation. Such information is not indicative of the results for a full year.


2. ACQUISITIONS

In March 1996, the Company, through a subsidiary acquired a 98% interest in Hidrot-rmica San Juan, S.A., ("AES San Juan"), which is the owner and operator of a 78 megawatt Power Supply Business in the province of San Juan, Argentina. The facility, which sells electricity into the Argentine spot market, includes a 45 megawatt hydroelectric power plant and a 33 megawatt gas combustion plant. As a result of this acquisition, the Company acquired intangible assets of $17 million which are being amortized over the life of the hydroelectric concession of 30 years.


In May 1996, AES, through certain subsidiaries, acquired for approximately $393 million, common shares representing an 11.35% interest in Light Servi-os de Electricidade S. A. ("Light"), a publicly-held Brazilian corporation that operates as the concessionaire of an approximately 3,800 megawatt integrated electric power generation, transmission and distribution system which serves Rio de Janeiro, Brazil. The AES subsidiary which owns an interest in Light is participating in a consortium established through a shareholders' agreement that owns a 50.44% controlling interest. As a result, the Company has the ability to exert significant influence over the operation of Light, and is recording its investment using the equity method.


In August 1996, the Company, through a subsidiary, acquired a controlling interest in three power plants totaling 1,281 MW and a coal mine through the purchase of an 81% share of Tiszai Eromu Rt. ("AES Tiszai") an electricity generation company in Hungary for $110 million, and in December 1996 acquired an additional 13% for $17 million.


Also, in August 1996, the Company acquired, through a subsidiary, a majority controlling interest in a 4,000 megawatt coal-fired facility in Kazakstan, ("AES Ekibastuz"), for approximately $3 million. The facility sells power to a government-owned utility under a 35 year power purchase agreement. Through December 31, 1996, approximately $35 million (excluding VAT) has been billed under the power sales contract for electricity delivered of which the purchaser has paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable at December 31, 1996 to $10 million. As of December 31, 1996, the net assets of the project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract.


In January 1995, a subsidiary of the Company acquired the remaining outstanding debt of AES Deepwater, a 140 megawatt cogeneration plant in Pasadena, Texas, for $65 million from a syndicate of lenders. Prior to that date, the Company did not maintain or exercise control or significant influence over the utilization of the AES Deepwater facility, and accordingly, recorded its investment using the cost method. The acquisition resulted in the creation of goodwill of approximately $24 million which is being amortized over the remaining estimated life of the plant.


In June and July 1995, a subsidiary of the Company increased its ownership interest in Central T-rmica San Nicol-s, S. A. ("AES San Nicol-s"), a 650 megawatt power plant located in San Nicol-s, Argentina from approximately 34% to approximately 69% by purchasing the interests of two former minority shareholders. The 1995 purchase price was $24 million. The net results attributable to the Company's non-owned portion of earnings from AES San Nicol-s in 1995 is reflected as minority interest.


In addition, in December 1995, another subsidiary of the Company purchased Hidroel-ctrica Rio Juramento S.A. ("AES Rio Juramento") a 112 megawatt hydroelectric system in the province of Salta, Argentina for $43 million. As a result of this acquisition, the Company acquired intangible assets of $14 million which are being amortized over the life of the hydroelectric concession of 30 years.


These acquisitions were accounted for as purchases. The purchase price allocations for Light, AES Tiszai and AES Ekibastuz have been completed on a preliminary basis, subject to adjustments resulting from new or additional facts that may come to light when the engineering, environmental, and legal analyses are completed during the allocation period. The accompanying financial statements include the operating results of AES Tiszai from August 1, 1996, the operating results of AES Ekibastuz from August 10, 1996, equity earnings from Light from June 10, 1996, and the operating results of AES Deepwater from January 20, 1995, the operating results of AES San Nicol-s from January 1, 1995 and the operating results of AES Rio Juramento from December 1, 1995. The following table presents supplemental unaudited proforma operating results as if all of the acquisitions had occurred at the beginning of 1995 (in millions, except per share amounts):

                                                             FOR THE YEARS
                                                                  ENDED
                                                              DECEMBER 31,
                                                            -----------------
                                                             1996      1995
                                                            --------   ------
Revenues   ................................................ $1,013     $892
Net income ................................................ 100        91
Earnings per share  ....................................... $1.29      $1.20


The pro forma results are based upon assumptions and estimates which the Company believes are reasonable. The pro forma results do not purport to be indicative of the results that actually would have been obtained had the acquisitions occurred on January 1, 1995, nor are they intended to be a projection of future results.


3. INVESTMENTS

At December 31, 1996 and 1995, the Company's investments were classified as either held-to-maturity or available-for-sale. The amortized cost and estimated fair value of the investments at December 31, 1996 and 1995 classified as held-to-maturity and available-for-sale were approximately the same.


The short-term investments and debt service reserves and other deposits were invested as follows (in millions):


                                                                        ----------------
                                                                          DECEMBER 31,
                                                                        ----------------
                                                                         1996      1995
                                                                        -------   ------
Restricted cash and cash equivalents   ..............................     $104      $144
Held-to-maturity US treasury and government agency securities  ......        1        33
Foreign certificates of deposit  ....................................       --         3
Commercial paper  ...................................................       39         3
Floating rate notes  ................................................       --         6
                                                                         -----     -----
Subtotal ............................................................       40        45
Available-for-sale:
US treasury and government agency securities ........................       43        30
Certificates of deposit .............................................        3         4
Commercial paper  ...................................................        5        --
Foreign certificates of deposit  ....................................       --         3
                                                                         -----     -----
Subtotal ............................................................       51        37
                                                                         -----     -----
Total ...............................................................     $195      $226
                                                                         =====     =====

Short-term investments classified as held-to-maturity and available-for-sale were $9 and $11 million, respectively, at December 31, 1996 and $44 million and $14 million, respectively, at December 31, 1995.

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The following table presents summarized financial information (in millions) for equity method affiliates on a combined 100% basis. Amounts presented include the accounts of NIGEN, Ltd. (47% owned UK affiliate), Medway Power Ltd. (25% owned UK affiliate), Light (11.35% owned Brazilian affiliate) and AES Chigen's affiliates at December 31, 1996, and for the year then ended, the accounts of NIGEN, Ltd. and Medway Power Ltd. at December 31, 1995 and 1994 and for the years then ended, and the accounts of San Nicol-s (34% owned Argentine affiliate) at December 31, 1994 and for the year then ended.


                                                   1996       1995      1994
                                                  --------   -------   -------
Sales ........................................      $1,960     $276      335
Operating income  ............................         498       86       75
Net income  ..................................         383       49       33
Current assets ...............................         891      171      156
Noncurrent assets ............................       4,928      949    1,030
Current liabilities  .........................         868       70      133
Noncurrent liabilities  ......................       2,111      973      945
Stockholders' equity .........................       2,840       77      108


In 1994, NIGEN, Ltd. refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million. The Company's share, $2 million, net of taxes, is included in the accompanying financial statements as an extraordinary loss.


The Company's share of undistributed earnings of affiliates included in consolidated retained earnings was $33 million and $13 million at December 31, 1996 and 1995, respectively. The Company charged and recognized management fees and interest on advances to its affiliates which aggregated $9 million, $8 million and $18 million for each of the years ended December 31, 1996, 1995 and 1994, respectively.


5. DEBT

PROJECT FINANCING DEBT -- Project financing debt at December 31, 1996 and 1995 consisted of the following (in millions):


                                            ------------------------------------------------------
                                            INTEREST
                                              RATE
                                            @ 12/31/96     FINAL MATURITY      1996       1995
                                            ------------   ----------------   --------   --------
Senior Debt--floating
AES Beaver Valley   .....................        7.4%          1998           $  21      $  33
AES Thames ..............................        6.8%          2004             163        181
AES Shady Point  ........................        7.4%          2004             306        320
AES Barbers Point   .....................        6.5%          2007             325        340
AES Lal Pir   ...........................        5.0%          2008             135         28
AES Pak Gen   ...........................        5.1%          2010              90         --
AES Coral Reef   ........................       10.1%          2003             168         --
AES Warrior Run  ........................        6.7%          2014              37         22
Other   .................................       10.4%          2001               8         --
Senior Debt--fixed
AES Placerita--capital lease ............        8.1%          2009             105        111
AES Warrior Run--tax exempt bonds  ......        7.4%          2019              74         74
AES Pak Gen   ...........................        4.3%          2007              85         --
AES San Nicol-s  ........................       10.4%          2000              80         --
Subordinated Debt   .....................       13.6%          2010              71         73
                                                                              ------     ------
Subtotal   ..............................                                     1,668       1182
Less current maturities   ...............                                      (110)       (84)
                                                                              ------     ------
Total   .................................                                     $1,558     $1,098
                                                                              ======     ======

Project financing debt borrowings are primarily collateralized by the capital stock of the project subsidiary, the physical assets of such facility and all project agreements associated with such facility.


In 1994, the Company purchased and retired subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes.


The Company has interest rate swap agreements in an aggregate notional principal amount of $550 million at December 31, 1996. The swap agreements effectively change the interest rate on the portion of the debt covered by the notional amounts, to a weighted average fixed rate ranging from approximately 9.5% to 10.5%. The agreements expire at various dates from 1997 through 2007. In the event of nonperformance by the counterparties, the subsidiaries may be exposed to increased interest rates, however, the Company does not anticipate nonperformance by the counterparties, which are multinational financial institutions. At December 31, 1996, subsidiaries of the Company have interest rate cap agreements at a ceiling of approximately 12.5% with remaining terms ranging from three to six years in an aggregate notional amount of $280 million.


AES Shady Point and AES Barbers Point have issued commercial paper supported by irrevocable letters of credit issued by multinational financial institutions. In the event of nonperformance or credit deterioration of these institutions, the Company may be exposed to the risk of higher effective interest rates. The Company does not believe that such nonperformance or credit deterioration is likely.


OTHER NOTES PAYABLE -- Other notes payable at December 31, 1996 and 1995 consisted of the following (in millions):


                                             ------------------------------------------------------
                                              INTEREST RATE
                                              @ 12/31/96       FINAL MATURITY      1996      1995
                                              --------------   ----------------   -------   -------
Corporate revolving bank loan(1)  .........        7.40%           1998           $213      $ 50
Senior subordinated notes   ...............        9.75%           2000             75        75
Convertible subordinated debentures  ......        6.50%           2002             --        50
Senior subordinated notes   ...............       10.25%           2006            250        --
                                                                                  -----     -----
 Subtotal .................................                                        538       175
Less current maturities  ..................                                        (88)      (50)
                                                                                  -----     -----
 Total ....................................                                       $450      $125
                                                                                  =====     =====

----------

(1) Floating rate loan.


Under the terms of the $425 million corporate revolving bank loan and letter of credit facility ("Revolver"), the Company must reduce its direct borrowings to $125 million for 30 consecutive days annually to obtain additional loans. Commitment fees on the unused portion at December 31, 1996 are .375% per annum, and as of that date $89 million was available. The Company's 9 3/4% senior subordinated notes due 2000 ("9 3/4% Notes) and 10 1/4% senior subordinated notes due 2006 ("10 1/4% Notes") are general unsecured obligations of the Company. The 9 3/4% Notes are redeemable at the Company's option, in whole or in part, beginning June 1997 at redemption prices in excess of par and are redeemable at par beginning June 1999. The 10 1/4% Notes are redeemable at the Company's option, in whole or in part, beginning July 2001 at redemption prices in excess of par and are redeemable at par beginning July 2003. The Company's convertible subordinated debentures ("Debentures") were converted into common stock of the Company at the rate of $26.16 per common share on August 30, 1996.

FUTURE MATURITIES OF DEBT -- Scheduled maturities of total long-term debt at December 31, 1996 are (in millions):


         1997  ............ .................................    $  198
         1998  ............ .................................       132
         1999  ............ .................................       303
         2000  ............ .................................       269
         2001  ............ .................................       202
         Thereafter  ...... .................................     1,102
                                                                 -------
         Total ............ .................................    $2,206
                                                                 =======

COVENANTS -- The terms of the Company's Revolver, 9 3/4% Notes, 10 1/4% Notes, and project financing debt agreements contain certain covenants and provisions. The covenants provide for, among other items, maintenance of certain reserves, and require that minimum levels of working capital, net worth and certain financial ratio tests are met. The most restrictive of these covenants include limitations on incurring additional debt and on the payment of dividends to shareholders.


The project financing debt limitations of AES's subsidiaries permit the payment of dividends to the parent company out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods. As of December 31, 1996, approximately $63 million was available under project loan documents for distribution by U.S. subsidiaries.


AES CHIGEN NOTES -- Subsequent to its fiscal year end, AES Chigen issued $180 million of 101/8% Notes due 2006.


6. COMMITMENTS AND CONTINGENCIES

As of December 31, 1996, the Company and its consolidated subsidiaries are obligated under long-term non-cancelable operating leases, primarily for office rental and site leases. Rental expense for operating leases was $4 million, $3 million and $2 million in the years ended 1996, 1995 and 1994, respectively. The future minimum lease commitments under these leases are $6 million each year for 1997 and 1998, $5 million for 1999, $2 million each year for 2000 and 2001, and $56 million for the years thereafter.


Operating subsidiaries of the Company enter into various long-term contracts for
the  purchase  of  fuel  subject  to   termination   only  in  certain   limited
circumstances. These contracts have remaining terms of 3 to 11 years.


GUARANTEES -- In connection with certain of its project financing, acquisition, disposition, and power purchase agreements, AES has expressly undertaken limited obligations and commitments most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and commitments, excluding letter of credit obligations discussed below, were limited as of December 31, 1996, by the terms of the agreements, to an aggregate of approximately $176 million. The Company is also obligated under other commitments which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These amounts aggregated $33 million as of December 31, 1996.


LETTERS OF CREDIT -- At December 31, 1996 and 1995, the Company had $123 million and $56 million, respectively, of letters of credit outstanding under its credit facility which operate to guarantee performance relating to certain project development activities and subsidiary operations. The Company pays a letter of credit fee of 1.75% on the outstanding amounts.


LITIGATION -- On February 25, 1993, an action was filed, jointly and severally, in the 10th Judicial District Court, Galveston County, Texas against the Company, over 25 other corporations (including major oil refineries and chemical companies) and utilities, a utility district, four Texas cities, McGinnes Industrial Maintenance Corporation, Roland McGinnes and Lawrence McGinnes, claiming personal injuries, property, and punitive damages of $20 billion, arising from alleged releases of hazardous and toxic substances to air, soil and water at the McGinnes waste disposal site located in Galveston County. This matter was consolidated with two other related cases in December 1993. The complaint sets forth numerous causes of action, including fraud, negligence and strict liability, including, among other things, allegations that the defendants sent hazardous, toxic and noxious chemicals and other waste products to the McGinnes site for disposal. In March 1995, the Company entered into a settlement agreement with certain plaintiffs, pursuant to which the Company paid seven thousand dollars in return for withdrawal of their claims against the Company. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its results of operations or financial position.


On December 17, 1996, AES was named defendant in a complaint filed in the Court of Chancery in Delaware. The suit was brought by the holder of 750 shares of AES Chigen Class A Common Stock individually and on behalf of a purported class of public shareholders of AES Chigen in response to an amalgamation to be entered into between AES Chigen and AES. The complaint alleges, among other things, that AES breached its alleged fiduciary duty as a controlling shareholder to treat the class with fairness, and questions the sufficiency of the consideration to be paid to AES Chigen shareholders. The complaint sought damages and injunctive relief. AES Chigen was not named in the suit. On March 13, 1997 settlement was reached subject to court approval.


The Company is involved in certain other legal proceedings in the normal course of business. It is the opinion of the Company that none of the pending litigation is expected to have a material adverse effect on its results of operations or financial position.


7. STOCKHOLDERS' EQUITY

                                                                      --------------------------------------
                                                                          1996          1995         1994
                                                                      -----------   -----------   ----------
In millions
Common stock
 Balance at January 1 and December 31   ...........................    $   1         $   1         $   1
                                                                       ======        ======        ======
Additional paid-in capital
 Balance at January 1 .............................................    $ 293         $ 240         $ 203
 Issuance of common stock under benefit plans and exercise of stock
   options and warrants  ..........................................        3             2             2
 Tax benefit associated with the exercise of options   ............       15            --            --
 Issuance of common stock on conversion of 6.5% subordinated
   debentures, net ($26.16 per share)..............................       49            --            --
 Common stock dividends (1994-3% per share)   .....................       --            --            47
 AES Chigen Class A redeemable common stock   .....................       --            51           (12)
                                                                       ------        ------        ------
Balance at December 31   ..........................................    $ 360         $ 293         $ 240
                                                                       ======        ======        ======
Retained earnings
 Balance at January 1 .............................................    $ 271         $ 164         $ 111
 Net income for the year ..........................................      125           107           100
 Common stock dividends (1994-3% per share)   .....................       --            --           (47)
                                                                       ------        ------        ------
Balance at December 31   ..........................................    $ 396         $ 271         $ 164
                                                                       ======        ======        ======
Cumulative foreign currency translation adjustment
 Balance at December 31  ..........................................    $ (33)        $ (10)        $  (3)
                                                                       ======        ======        ======
Treasury stock
 Balance at December 31  ..........................................    $  (3)        $  (6)        $  --
                                                                       ======        ======        ======

STOCK SPLIT AND STOCK DIVIDEND -- On December 7, 1993, the Board of Directors authorized a three-for-two split, effected in the form of a stock dividend, payable to stockholders of record on January 15, 1994. Additionally, on February 17, 1994, the Company declared a 3% stock dividend, payable to stockholders of record on March 10, 1994. Accordingly, all outstanding share, per share and stock option data in all periods presented have been restated to reflect the split and the 3% stock dividend.

On July 30, 1996, the Company exercised its right to redeem the Debentures at a redemption price equal to approximately 104% of the principal amount of the debentures, together with accrued interest through the date of redemption. As a result, $49.7 million of the debentures were converted into 1.9 million shares of common stock of the Company at a conversion price of $26.16 per share.


STOCK OPTIONS AND WARRANTS -- The Company has granted options for shares of common stock under its stock option plans. Under the terms of the plans, the Company may issue options to purchase shares of the Company's common stock at a price equal to 100% of the market price at the date the option is granted. The options become eligible for exercise under various schedules. At December 31, 1996, there were approximately 2 million shares reserved for future grants under the plans. A summary of the option activity follows (in thousands of shares):


                                                 -----------------------------------------------------------------------
                                                                              DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                          1996                     1995                    1994
                                                 ----------------------   ----------------------   ---------------------
                                                            WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                            AVERAGE                  AVERAGE                  AVERAGE
                                                            EXERCISE                 EXERCISE                 EXERCISE
                                                 SHARES      PRICE        SHARES      PRICE        SHARES      PRICE
                                                 --------   -----------   --------   -----------   --------   ----------
Options outstanding--beginning of year  ......    4,063       $ 14.56      3,540       $12.07       2,999       $ 9.78
Exercised during the year   ..................     (480)        10.69       (355)       17.71        (187)        2.65
Forfeitures during the year ..................     (216)        20.55        (57)       18.36         (12)       13.17
Granted during the year  .....................      643         38.78        935        20.04         740        18.91
                                                  -----       --------     -----       -------      -----       -------
Outstanding--end of year .....................    4,010         18.59      4,063        14.56       3,540        12.07
                                                  -----       --------     -----       -------      -----       -------
Eligible for exercise--end of year   .........    2,132       $ 12.86      1,209       $ 9.03       1,059       $ 6.02
                                                  =====       ========     =====       =======      =====       =======

The following table summarizes information about stock options outstanding at December 31, 1996 (in thousands of shares):


                           ---------------------------------------------------------------------------------------------
                                             OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                           ------------------------------------------------------- -------------------------------------
                                                REMAINING LIFE   WEIGHTED-AVERAGE                      WEIGHTED-AVERAGE
 RANGE OF EXERCISE PRICES  TOTAL OUTSTANDING        (IN YEARS)     EXERCISE PRICE  TOTAL EXERCISABLE     EXERCISE PRICE
-------------------------- ------------------- ---------------- ------------------ ------------------- -----------------
$1.55 to $6.47............        1,013               3.3             $ 5.14              1,011             $ 5.14
$11.65 to $19.75 .........        1,261               6.9              17.54                492              17.44
$20.00 to $28.88 .........        1,248               8.3              20.97                593              20.79
$31.75 to $44.13 .........          488              10.0              43.14                 36              36.31
                                  ------                                                  ------
Total   ..................        4,010                                                   2,132
                                  ======                                                  ======

The Company accounts for its stock-based compensation plans under APB No. 25, and as a result, no compensation expense has been recognized in connection with the options, as all options have been granted only to AES people, including
Directors, with an exercise price equal to the market price of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.5%, 5.5%, and 7.5% and expected volatility of 28%, 24%, and 22% for the years ended 1996, 1995 and 1994, respectively, a dividend payout rate of zero for each year and an expected option life of 7 years. Using these assumptions, the weighted average fair value of the stock options granted is $17.61 and $8.17 for 1996 and 1995, respectively. There were no adjustments made in calculating the fair value to account for vesting provisions or for non-transferability or risk of forfeiture.

Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the year ended December 31, 1996, 1995 and 1994 would have been reduced to the following pro forma amounts (in millions):


                                                FOR THE YEARS ENDED
                                                    DECEMBER 31,
                                             --------------------------
                                              1996      1995      1994
                                             -------   -------   ------
Net Income:
 As Reported ............... .............     $ 125     $ 107   $ 100
 Pro forma   ............... .............       121       106     100
Net income per common share:
 As Reported ............... .............     $1.62     $1.41   $1.32
 Pro forma   ............... .............      1.57      1.40    1.32


The use of such amounts and assumptions are not intended to forecast any possible future appreciation of the Company's stock price or change in dividend policy.


In addition to the options described above, the Company has outstanding warrants to purchase up to 0.7 million shares of its common stock at $29.43 per share through July 2000, which were issued as partial settlement of a shareholder class action suit and were expensed in 1995. Warrants exercised under this settlement were not significant at December 31, 1996.


AES CHINA GENERATING CO. LTD. -- During 1994, AES Chigen completed an initial public offering for the sale of 10.2 million shares of Class A redeemable common stock. Prior to the offering, AES contributed $50 million to AES Chigen for 7.5 million shares of Class B common stock. AES, as the sole Class B holder, is entitled to elect one-half of the board of directors of AES Chigen. As of December 22, 1995, AES Chigen had entered into binding commitments to invest in excess of $50 million in power projects in the People's Republic of China and the previously held right of Class A Shareholders to require AES Chigen to repurchase their shares has expired. As a result, the Company has allocated the net proceeds from the issuance of the Class A shares to additional paid-in capital and minority interest during 1995. In November 1996, the Company and AES Chigen signed a definitive agreement for the Company to acquire the approximately 8.2 million outstanding Class A shares of AES Chigen. The acquisition will be accomplished by amalgamating AES Chigen with a wholly owned subsidiary of the Company. Subject to approval of the holders of the Class A common stock, AES Chigen shareholders will receive shares of the Company common stock at an exchange rate of 0.29 shares of the Company's common stock for each share of AES Chigen common stock.


8. INCOME TAXES


INCOME TAX PROVISION -- The provision for income taxes attributable to continuing operations consists of the following (in millions):


                                                    ---------------------------
                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                    --------------------------
                                                     1996      1995      1994
                                                    -------   -------   ------
Federal
 Current   ................................         $ 19        $ 4       $ 2
 Deferred  ................................           27         47        35
State
 Current   ................................           12          5         4
 Deferred  ................................           (2)         1         3
Foreign
 Current   ................................            3         --        --
 Deferred  ................................            1         --        --
                                                    -----       ----     ----
Total   ...................................         $ 60        $57       $44
                                                    =====       ====     ====

EFFECTIVE AND STATUTORY RATE RECONCILIATION -- A reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate as a percentage of income before taxes (excluding earnings and taxes from affiliates accounted for on the equity method, and minority interests) is as follows:


                                                  ------------------------------
                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                  ------------------------------
                                                   1996        1995      1994
                                                  ---------   -------   --------
Statutory federal tax rate   ..................     35%        35%        35%
Change in valuation allowance   ...............     (2)        (6)        (2)
State taxes, net of federal tax benefit  ......      6          6          5
Foreign taxes .................................      2         --         --
Other--net ....................................     (1)         3         (4)
                                                   ----       ----       ----
Effective tax rate  ...........................     40%        38%        34%
                                                   ====       ====       ====

DEFERRED INCOME TAXES -- Deferred income taxes relate principally to accelerated depreciation methods used for tax purposes and certain other expenses which are deducted for income tax purposes, but not for financial reporting purposes. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered. Deferred tax assets and deferred tax liabilities are as follows (in millions):


                                                                 ---------------------------------
                                                                        FOR THE YEARS ENDED
                                                                           DECEMBER 31,
                                                                 ---------------------------------
                                                                   1996        1995        1994
                                                                 ---------   ---------   ---------
Differences between book and tax basis of property and total
 deferred tax liability   ....................................    $  379     $  379       $  219
Operating loss carryforwards .................................      (124)      (167)        (231)
Tax credit carryforwards  ....................................       (97)       (71)         (68)
Other deductible temporary differences   .....................       (13)        (1)         (15)
                                                                  ------     -------      ------
Total gross deferred tax asset  ..............................      (234)      (239)        (314)
Less: valuation allowance ....................................        33          9          168
                                                                  ------     -------      ------
Total net deferred tax asset .................................      (201)      (230)        (146)
                                                                  ------     -------      ------
Net deferred tax liability   .................................    $  178     $  149       $   73
                                                                  ======     =======      ======

As of December 31, 1996, the Company had federal net operating loss carryforwards for tax purposes of approximately $295 million expiring from 2001 through 2010, federal investment tax credit carryforwards for tax purposes of approximately $54 million expiring in years 2001 through 2006, foreign tax credit carryforwards of $3 million expiring in 2001 and federal alternative minimum tax credits of approximately $30 million which carryforward without expiration.


The valuation allowance increased during the current year by approximately $24 million to $33 million at December 31, 1996. This increase resulted primarily from the acquisition of foreign entities with certain pre-existing deferred tax assets, the ultimate realization of which cannot be determined on a more likely than not basis. The valuation allowance for these pre-existing deferred tax assets was recorded as acquisition adjustments and had no effect on the current year income tax expense. The $33 million valuation allowance at December 31, 1996 relates primarily to state and foreign tax credits, state operating losses, and deferred tax assets, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

The valuation allowance decreased during 1995 by approximately $159 million to $9 million. The primary reason for this decrease was the Company's purchase of the outstanding debt of AES Deepwater on January 20, 1995, which had the effect of reducing certain of the Company's deferred tax assets. The $9 million valuation allowance at December 31, 1995 related primarily to state tax credits and foreign operating losses, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.


Undistributed earnings of certain foreign affiliates aggregated $85 million on December 31, 1996. The Company considers these earnings to be indefinitely reinvested outside of the U.S. and, accordingly, no U.S. deferred taxes have been recorded with respect to the earnings. Should the earnings be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.


9. PROFIT SHARING AND DEFERRED COMPENSATION PLANS

PROFIT SHARING AND STOCK OWNERSHIP PLAN -- The Company has a profit sharing and stock ownership plan, qualified under section 401 of the Internal Revenue Code, which is available to all AES people. The profit sharing plan provides for Company matching contributions, other Company contributions at the discretion of the Compensation Committee of the Board of Directors, and discretionary tax deferred contributions from the participants. Participants are fully vested in their own contributions and the Company's matching contributions. Participants vest in other Company contributions over a five-year period. Company contributions to the plan were $4 million for each of the years ended 1996, 1995 and 1994.


DEFERRED COMPENSATION PLANS -- The Company has a deferred compensation plan under which directors of the Company may elect to have a portion or all of their compensation deferred. The amounts allocated to each participant's deferred compensation account may be converted into common stock units. Upon termination or death of a participant, the Company is required to distribute, under various methods, cash or the number of shares of common stock accumulated within the participant's deferred compensation account. Distribution of stock is to be made from common stock held in treasury or from authorized but previously unissued shares. The plan terminates and full distribution is required to be made to all participants upon any changes of control of the Company (as defined therein).


In addition, the Company has an executive officers' deferred compensation plan. At the election of an executive officer, the Company will establish an unfunded, non-qualified compensation arrangement for each officer who chooses to terminate participation in the Company's profit sharing and employee stock ownership plan. The participant may elect to forego payment of any portion of his or her compensation and have an equal amount allocated to a contribution account. In addition, the Company will credit the participant's account with an amount equal to the Company's contributions (both matching and profit sharing) that would have been made on such officer's behalf if he or she had been a participant in the profit sharing plan. The participant may elect to have all or a portion of the Company's contribution converted into stock units. Dividends paid on common stock are allocated to the participant's account in the form of stock units. The participant's account balances are distributable upon termination of employment or death.


During 1995, the Company adopted a supplemental retirement plan covering certain AES people. The plan provides incremental profit sharing and matching contributions to participants that would have been paid to their accounts in the Company's profit sharing plan if it were not for limitations imposed by income tax regulations. All contributions to the plan are vested in the manner provided in the Company's profit sharing plan, and once vested are nonforfeitable. The participant's account balances are distributable upon termination of employment or death.


The Company is not obligated under any post-retirement benefit plans other than the profit sharing and deferred compensation plans described in this Note.

10. QUARTERLY DATA (Unaudited)

The following table summarizes the unaudited quarterly statements of operations (in millions, except per share amounts):


                               ----------------------------------------
                                         QUARTERS ENDED 1996
                               ----------------------------------------
                               MAR 31     JUN 30     SEP 30     DEC 31
                               --------   --------   --------   -------
Sales and services .........     $ 172      $ 174      $ 205      $ 284
Gross margin ...............        74         76         85         98
Net income   ...............        29         28         32         36
Net income per share  ......     $0.38      $0.37      $0.42      $0.46


                               ----------------------------------------
                                         QUARTERS ENDED 1995
                               ----------------------------------------
                               MAR 31     JUN 30     SEP 30     DEC 31
                               --------   --------   --------   -------
Sales and services .........     $ 169      $ 166      $ 173      $ 171
Gross margin ...............        69         69         73         74
Net income   ...............        25         27         27         28
Net income per share  ......     $0.33      $0.35      $0.36      $0.37


11. GEOGRAPHIC SEGMENTS

Information about the Company's operations in different geographic areas is as follows (in millions):

                                           ----------------------------------
                                                  FOR THE YEARS ENDED
                                                      DECEMBER 31,
                                           ----------------------------------
                                              1996         1995       1994
                                           ----------   ----------   --------
Revenues
North America  ......                         $554         $542       $523
South America  ......                          146          131          2
Asia  ...............                           45            1         --
Europe   ............                           90            5          8
                                             -----        -----       -----
Total ...............                         $835         $679       $533
                                             =====        =====       =====


                                           ----------------------------------
                                                  FOR THE YEARS ENDED
                                                      DECEMBER 31,
                                           ----------------------------------
                                              1996         1995       1994
                                           ----------   ----------   --------
Operating Income
North America  ......                       $258         $251         $ 245
South America  ......                         21           14            --
Asia  ...............                         (9)          (8)          (11)
Europe   ............                          8           (4)            2
                                            -----        -----        -----
Total ...............                       $278         $253         $ 236
                                            =====        =====        =====

                                             -----------------------------
                                                  FOR THE YEARS ENDED
                                                     DECEMBER 31,
                                             -----------------------------
                                              1996       1995      1994
                                             --------   --------   -------
Identifiable Assets
North America  ......                          $1,831     $1,693   $1,569
South America  ......                             683        230       46
Asia  ...............                             744        328      221
Europe   ............                             364         90       79
                                              -------    -------   -------
Total ...............                          $3,622     $2,341   $1,915
                                              =======    =======   =======


12. FAIR VALUE OF FINANCIAL INSTRUMENTS


The estimated fair values of the Company's assets and liabilities have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.


The fair value of current financial assets, current liabilities, debt service reserves and other deposits, and other assets are assumed to be equal to their reported carrying amounts. The fair value of project financing debt is estimated differently based upon the type of loan. For variable rate loans, carrying value approximates fair value. For fixed rate loans, the fair value is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates at which similar borrowing arrangements would be made under current conditions, or by the estimated discount rate a prospective seller would pay to a credit-worthy third party to assume the obligations. The carrying value and fair value of the AES Placerita capital lease have been excluded from this disclosure. The fair value of swap agreements is the estimated net amount that the Company would pay to terminate the agreements at the balance sheet date. The estimated fair values of the Debentures, 9 3/4% Notes and 10 1/4% Notes are based on the quoted market prices at December 31, 1996 and 1995.


The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in millions):


                                 ---------------------------------------------------
                                           1996                       1995
                                 -------------------------   -----------------------
                                 CARRYING                    CARRYING
                                  AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                 ----------   ------------   ---------   -----------
Project financing debt  ......     $1,562        $1,562        $1,071      $1,078
Other notes payable  .........        538           560           175         180
Interest rate swaps  .........         --            68            --         137

The fair value estimates presented herein are based on pertinent information available as of December 31, 1996 and 1995. The Company is not aware of any factors that would significantly affect the estimated fair value amounts since that date.


13. SUBSEQUENT EVENTS

On June 30, 1997, AES acquired the international assets of Destec Energy, Inc. ("Destec") for a total of $436 million. The purchase will include five electric generating plants and a number of power projects in development. The plants to be acquired by AES (with ownership percentages in parenthesis) include a 110 MW gas-fired combined cycle plant in Kingston, Canada (50%); a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50%); a 140 MW gas-fired simple cycle plant in Cornwall, England (100%); a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99%); and a 1600 MW coal-fired plant in Victoria, Australia (20%).


In May 1997, the Company and its partner, CEA acquired an aggregate of 90% (AES acquired 60% and CEA acquired 30%) of two integrated electricity companies of ESEBA serving certain portions of the province of Buenos Aires, Argentina for an aggregate purchase price of $565 million. The remaining 10% will be owned by the employees of each of the two acquired companies.

On May 8, 1997, AES completed its amalgamation with AES China Generating Co. Ltd. (see Note 7). As a result of the amalgation the Company issued approximately 2.5 million shares of AES Common Stock in exchange for all of the outstanding AES Chigen Class A Common Stock.


In May 1997, AES through a consortium agreed to acquire approximately 13% of CEMIG, an integrated electric utility service in the State of Minas Gerais for approximately $1 billion. These shares also represent a 33% voting interest in CEMIG.

                                     AES(R)